Filed Pursuant to Rule 424(b)(4)
Registration No. 333-213899

8,600,000 Shares

BlackLine, Inc.

Common Stock

This is an initial public offering of shares of common stock of BlackLine, Inc.

Prior to this offering, there has been no public market for the common stock. The initial public offering price per share is $17.00. We have been approved to list the common stock on the NASDAQ Global Select Market under the symbol “BL”.

Following this offering, our Principal Stockholders (as defined herein) will control more than a majority of the voting power of our common stock and we will be a “controlled company” within the meaning of the corporate governance rules of the NASDAQ Stock Market. We have elected not to take advantage of the “controlled company” exemption.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the completion of this offering.

See “Risk Factors” on page 21 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$17.00	$146,200,000
Underwriting discounts and commissions(1)	$1.19	$10,234,000
Proceeds, before expenses, to BlackLine, Inc.	$15.81	$135,966,000

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 8,600,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,290,000 shares from BlackLine, Inc. at the initial public offering price less the underwriting discounts and commissions.

Certain entities affiliated with Iconiq, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of 825,000 shares of our common stock in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, these affiliates may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to such affiliates. The underwriters will receive the same discount from any shares sold to such affiliates as they will from any other shares sold to the public in this offering.

The underwriters expect to deliver the shares against payment in New York, New York on November 2, 2016.

Goldman, Sachs & Co.	J.P. Morgan

Pacific Crest Securities	Raymond James	William Blair	Baird
a division of KeyBanc Capital Markets

Prospectus dated October 27, 2016

BLACKLINE

MODERNIZING THE WAY ACCOUNTING & FINANCE WORK

TRUST IS IN THE BALANCE™

We attribute our success to the close relationships we've built with our customers

147,000+	1,500+	120+
FINANCE END-USERS	GLOBAL CUSTOMERS	COUNTRIES REACHED

TRUST IS IN THE BALANCE™

Prospectus

Through and including November 21, 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, the terms “BlackLine, Inc.,” “the company,” “we,” “us” and “our” in this prospectus refer to the consolidated operations of BlackLine, Inc. and its consolidated subsidiaries as a whole, references to “Silver Lake Sumeru” refers to either or both of Silver Lake Sumeru Fund, L.P. and Silver Lake Technology Investors Sumeru, L.P., and references to “Iconiq” refer to any or all of Iconiq Strategic Partners, L.P., ICONIQ Strategic Partners-B, L.P. and Iconiq Strategic Partners Co-Invest, L.P., BL Series.

BlackLine, Inc.

Overview

We have created a comprehensive cloud-based software platform designed to transform and modernize accounting and finance operations for organizations of all types and sizes. Our secure, scalable platform supports critical accounting processes such as the financial close, account reconciliation, intercompany accounting and controls assurance. By introducing software to automate these processes and to enable them to function continuously, we empower our customers to improve the integrity of their financial reporting, achieve efficiencies and enhance real-time visibility into their operations.

Critical accounting and finance processes underlie the integrity of an organization’s financial reports. The lack of effective accounting and finance tools can result in inefficient and cumbersome processes and, in some cases, accounting errors, restatements and write-offs, as well as material weaknesses and significant deficiencies. Traditional enterprise resource planning, or ERP, systems do not generally provide effective solutions for processes handled outside of an organization’s general ledger, such as balance sheet account reconciliation, intercompany transaction accounting and the broader financial close process. Many organizations also use multiple ERPs and other financial systems without a platform to efficiently integrate them. As a result, to manage these tasks organizations rely on spreadsheets and other labor-intensive processes that are unsuited for the increasing regulatory complexity and transaction volumes encountered by many modern businesses. We believe that we are creating a new category of powerful software that is capable of replacing this outdated approach through cloud-based automation and streamlining of accounting and finance operations, in a manner that complements and supports traditional ERP systems. We believe our customers benefit from cost savings through improvements in process management and staff productivity, in addition to a faster financial close.

Our mission is to transform how corporate accounting and finance departments operate. Our approach modernizes what historically has been done through batch processing and manual controls typically applied only during the month, quarter or year-end financial close, and delivers dynamic workflows embedded within a real-time, highly automated framework, a process we refer to as “continuous accounting.” It also enables up-to-date analytics, provides industry-benchmarked metrics and is designed to help customers run more leanly while achieving greater accuracy, control and transparency. We believe the need for our software has been driven by growing business and information technology complexities, transaction volumes and expanding regulatory requirements. Our software integrates with and obtains data from more than 30 different ERP systems, including NetSuite, Oracle, SAP and Workday, as well as many other financial systems and applications such as bank accounts, sub-ledgers and in-house databases.

We believe that we have a leading position in the enhanced financial controls and automation market because we were one of the first companies to bring software with this functionality to market and we have a limited number of competitors. The 2016 Gartner Report* identified us as a Leader in the newly created Magic Quadrant for Financial Corporate Performance Management Solutions for our completeness of vision and ability to execute. According to a study we commissioned with Frost & Sullivan, in 2015 there were more than 46,000 corporate organizations in North America and more than 165,000 worldwide that are in our addressable market with revenues greater than $50 million. According to Frost & Sullivan, these companies employ over 13 million accounting and finance personnel, with over 5.5 million in North America alone, all of whom could be potential users of our software platform. Based on its assessment of the number of corporate organizations, accounting and finance personnel globally and certain assumptions regarding pricing of our products, Frost & Sullivan estimates that our total addressable market in 2015 was $7.2 billion in North America and $9.4 billion in Europe, Asia Pacific and Latin America, and is expected to grow to a global total addressable market of $19.7 billion by 2018.

We sell our software solutions primarily through our direct sales force, which leverages our relationships with technology vendors, professional services firms and business process outsourcers, to expand our sales process and market reach. Our distribution strategy is based on a land-and-expand model and is designed to capitalize on the ease of use and ease of implementation. Our customers include large public and private organizations and small and medium-size businesses across a variety of industries, including healthcare, technology, telecom, financial services, consumer retail and industrial equipment and services. As of June 30, 2016, we had over 147,000 individual users in approximately 120 countries across more than 1,500 customers.

We have experienced significant revenue growth and adoption of our platform in recent periods. For the years ended December 31, 2014 and 2015, we had revenues of $51.7 million and $83.6 million, respectively, and we incurred net losses of $16.8 million and $24.7 million, respectively. For the six months ended June 30, 2015 and 2016, we had revenues of $37.5 million and $55.6 million, respectively, and we incurred net losses of $10.8 million and $16.9 million, respectively. See “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other information included in this prospectus for a discussion of our financial performance.

Industry Background

Accounting is a Universal and Mission-Critical Function

Organizations need reliable financial information to plan and execute business initiatives, measure operational progress and satisfy regulatory and financial obligations. For each period-end, enterprise accounting functions typically record, process, reconcile, consolidate and report financial transactions that are consolidated into useable financial information. Traditionally, many accounting processes, such as balance sheet account reconciliation, intercompany transaction accounting and the broader financial close calendar, have been managed and tracked with spreadsheets that were manually reconciled on a periodic basis, which can often be labor-intensive, inefficient and subject to error.

*	See “Industry and Market Data.”

Modern Business is Increasingly Complex

Organizations of all sizes are operating in an increasingly fast-moving global business environment. Accountants must process and verify transactions that occur both within and across international borders, involve multiple currencies and require compliance with varying legal, regulatory and tax frameworks. It is common for enterprises to have thousands of different accounts—potentially comprising billions of records—and to use numerous different financial and operational systems to store data.

The Risk of Regulatory Non-Compliance is Significant

Public accounting follows a variety of rules and rigorous standards that are highly specific, apply differently across industries and geographies and, in some cases, provide conflicting guidance. The resulting tangle of stringent and changing regulations typically requires that organizations maintain more than one set of records, invest heavily in implementing and monitoring internal controls and undergo expensive and time-consuming audits. Incorrect financial information can have severe repercussions, ranging from damage to an enterprise’s reputation to expensive remediation and investor lawsuits.

Companies Lack Real-Time, Actionable Data from Their Accounting Departments

As complexity, transaction volume and regulatory scrutiny increase, management teams often find themselves without clear and immediate insight into their accounting and finance processes and results. By the time data is manually compiled, it is often days or weeks out-of-date, limiting the ability to effectively track and analyze fluctuations and trends, detailed metrics on individual and team performance and transaction risk profiles. Such lack of visibility limits the ability of accounting managers to influence ongoing accounting operations, which can lead to costly errors such as unreconciled balances or unapproved fund transfers.

Accounting Professionals Face Compressed Deadlines and a Heightened Expectation of Accuracy

Many organizations, and public companies in particular, have adopted a practice of reporting financial information by a fixed date following their quarter close. Given limited resources, an accelerated timetable can put immense pressure on a company’s accounting function. Accounting professionals are expected not only to address business and regulatory challenges but also to achieve completeness and accuracy of operating results to ensure financial integrity.

Traditional Accounting Processes and Tools are Inefficient

The processes and software solutions traditionally employed by accountants, such as general ledgers and ERP systems, do not provide effective solutions for critical, non-general ledger accounting and finance processes such as balance sheet account reconciliation, intercompany transaction accounting and the overall management of the financial close process. Most core accounting and financing systems are designed as batch transaction repositories without the ability to consume and process continuous streams of data. In addition, most organizations use multiple ERPs and many other financial systems across their information technology environments. Traditionally available accounting tools are inflexible, expensive to configure and maintain and do not scale easily. As a result, we are addressing a clear need for new, scalable accounting and finance tools that can consume and process continuous streams of data, store this data and allow accountants to have a more streamlined, continuous approach to accounting.

Our Solution

We provide a powerful, cloud-based software platform that is designed to automate and streamline accounting and finance operations. Key elements of our solution include:

Comprehensive Platform.    We offer an integrated suite of applications that deliver a broad range of capabilities that would otherwise require the purchase and use of multiple products to support critical accounting processes such as the financial close, account reconciliations, intercompany accounting and controls assurance. Our platform consists of seven core cloud-based products, including Account Reconciliation, Task Management, Transaction Matching, Journal Entry, Variance Analysis, Consolidation Integrity Manager and Daily Reconciliation. Customers typically purchase these products in packages that we refer to as solutions, but they have the option to purchase these products individually. Current solutions include our Reconciliation Management and Financial Close Management, Intercompany Hub and Insights.

Enterprise Integration.    Our platform integrates with a wide variety of general ledger systems, financial systems and in-house databases, customer applications and data, and over 30 ERP systems including NetSuite, Oracle, SAP and Workday. In addition, for companies with multiple systems and complex needs, we can connect with any number of general ledger systems simultaneously, resolving many of the issues associated with consolidating data across systems.

Independence.    Our platform is not dependent on any single operating system and works with most major ERP systems our customers may use. Our cross-system functionality allows us to reach a broader group of customers.

Ease of Use.    Our platform is designed by accountants for accountants to be intuitive and easy to use. Our user-friendly interface provides clear visualization of accounting and finance data, enables user collaboration and streamlines business processes.

Innovation.    Our ability to develop innovative products has been a key driver of our success and organic growth. Through a history and culture of thought leadership, we have created a new category of powerful software that automates and streamlines antiquated, manual accounting processes to better meet our clients’ diverse and rapidly changing needs, and we continue to focus on providing advanced solutions to time and labor intensive accounting practices. Examples of recent innovations include the launches of our Intercompany Hub and Insights solutions.

Security.    We have embedded robust security features in our platform designed to meet or exceed both industry standards and the stringent security requirements of our customers.

Key Benefits to our Customers

Our platform provides the following benefits to our customers:

Flexibility and Scalability.    Our unified cloud platform is designed for modern business environments and has broad applicability across large and small organizations in any industry. The platform supports complex corporate structures, provides integration across all core financial systems, manages multiple currencies and languages and scales to support high transaction volumes.

Embedded Controls and Workflow.    Our platform embeds key controls within standardized, repeatable and well-documented workflows to help ensure compliance with complex regulatory environments and to increase confidence in financial reports.

Real-time Visibility.    With configurable dashboards, user-defined reporting and the ability to locate individual reconciliations, journals and tasks, we provide users with real-time visibility into the status, progress and quality of accounting processes.

Automation and Efficiency.    Our platform can ingest data from a variety of sources and apply powerful, rules-driven automation to reconciliations, journals and transactions. This streamlines accounting processes, minimizes manual data entry and improves individual productivity to help ensure that accounting processes are completed on time. As a result, this automation allows users to focus on value-added activities instead of process management.

Continuous Processing.    Our platform helps organizations embed quality control, compliance and financial integrity into their day-to-day accounting processes. Activities such as account reconciliation and variance analysis can be performed in real-time, thus reducing the risk of error and creating a more agile accounting environment.

Growth Strategy

Our principal growth strategies include the following:

Continue to Innovate and Expand our Platform.    Our ability to develop new, market-leading applications and functionalities is integral to our success, and we intend to continue extending the functionality and range of our applications to bring new solutions to accounting and finance.

Enhance Our Leadership Position in the Enterprise Market and Mid-Market Customer Base.    We believe we have a leading position in the enhanced financial controls and automation market with both enterprise market and mid-market customers, and we were recognized as a Leader by the Gartner Report* in the newly created Magic Quadrant for Financial Corporate Performance Management Solutions for our completeness of vision and ability to execute. We intend to leverage our brand, history of innovation and customer focus to maintain and grow our leadership position with enterprise market customers, which we define as companies with greater than $500 million in annual revenue. In addition, we believe that mid-market businesses, which we define as companies with between $50 and $500 million in annual revenue, are particularly underserved and that our platform can help these businesses modernize their accounting and finance processes efficiently and effectively. We have made recent investments to grow our mid-market sales team, and we plan to leverage our network of resellers to grow our mid-market business globally.

Increase Customer Spend through Expanded Usage and Adoption of Additional Products.    We pursue a land-and-expand sales model and believe there is significant opportunity to increase sales of our solutions within our existing customer base. Our pricing model is designed to allow us to capture additional revenue as our customers’ usage of our platform grows, providing us with an opportunity to increase the lifetime value of our customer relationships.

Expand Our International Operations and Customer Footprint.    We believe that we have a significant opportunity to expand the use of our cloud-based products outside the United States. We have an established presence in Australia, Canada, England, France, Germany, the Netherlands and Singapore and we intend to invest in further expanding our footprint in these and other regions.

Extend Our Relationships and Distribution Channels.    We have established strong relationships with technology vendors such as SAP and NetSuite, professional services firms such as Deloitte & Touche and KPMG, and business process outsourcers such as Cognizant, Genpact and

*	See “Industry and Market Data.”

IBM. In particular, we offer our customers an integrated SAP-endorsed business solution through our relationship with SAP. We intend to continue to strengthen and expand our existing relationships, seek new relationships and further expand our distribution channels to help us expand into new markets and increase our presence in existing markets.

Recent Developments

On August 31, 2016, we completed our acquisition of Runbook Company B.V., a Netherlands-based provider of financial close automation software and integration solutions for SAP customers. We acquired Runbook to enhance the connectivity and integration of our platform to SAP and other systems. We believe this acquisition enhances our position as a leading provider of software solutions to automate the financial close process for SAP customers and supports our European expansion strategy.

The aggregate purchase consideration of $34 million for the Runbook acquisition, which is subject to final working capital adjustments, was paid in cash on the acquisition date. The estimated purchased working capital includes approximately $3 million in cash. We amended our credit facility to add an additional term loan pursuant to which we borrowed $30 million and used the proceeds and cash on hand to fund the acquisition. The financial information in this prospectus does not give pro forma effect to the acquisition of Runbook. The acquisition did not meet the significance thresholds under the applicable SEC rules and regulations requiring pro forma financial information for the acquisition or separate financial statements of Runbook.

Recent Operating Results (Preliminary and Unaudited)

Set forth below are selected preliminary unaudited financial results for the three months ended September 30, 2016. Our condensed consolidated financial statements for the three months ended September 30, 2016 are not yet available. The following information reflects our preliminary estimates with respect to such results based on currently available information. We have provided ranges, rather than specific amounts, for the preliminary results described below primarily because our financial closing procedures for the three months ended September 30, 2016 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates.

The preliminary recent operating results included in this prospectus have been prepared by, and is the responsibility of, management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary information. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

•

For the three months ended September 30, 2016, we expect total revenues to be between $31.9 million and $32.4 million, representing an estimated increase of approximately 47% to 49% as compared to total revenues of $21.7 million for the three months ended September 30, 2015.

•

For the three months ended September 30, 2016, we expect non-GAAP revenues to be between $32.1 million and $32.5 million, representing an estimated increase of approximately 48% to 50% as compared to total non-GAAP revenues of $21.7 million for the three months ended September 30, 2015.

•	The year-over-year increase in total revenues is primarily due to an estimated 33% increase in the number of BlackLine customers, an estimated 31% increase in the number of users added and an increase in the number of products purchased by existing BlackLine customers.

•	For the three months ended September 30, 2016, we expect net loss to be between $6.9 million and $6.5 million, as compared to net loss of $6.7 million for the three months ended September 30, 2015.

•

For the three months ended September 30, 2016, we expect non-GAAP net loss to be between $2.5 million and $2.1 million, as compared to non-GAAP net loss of $5.9 million for the three months ended September 30, 2015.

	Three Months Ended September 30, 2016
	Low	High
	(in thousands)
Financial Information
Total Revenues	$31,900	$32,400
Net Loss	(6,900)	(6,500)

Additionally, set forth below are selected preliminary non-GAAP measures for the three months ended September 30, 2016. We believe these non-GAAP measures below are useful to us and our investors in evaluating our business. For more information on these non-GAAP measures see “Summary Consolidated Financial Data”.

	Three Months Ended September 30, 2016
	Low	High
	(in thousands)
Non-GAAP Financial Measures
Non-GAAP Revenues	$32,100	$32,500
Non-GAAP Net Loss	(2,500)	(2,100)
Reconciliation of Non-GAAP Financial Measures
Non-GAAP Revenues:
Revenues	$31,900	$32,400
Purchase accounting adjustment to revenue pertaining to our acquisition of Runbook	200	100

Total Non-GAAP Revenues	$32,100	$32,500

Non-GAAP Net Loss:
Net Loss	$(6,900)	$(6,500)
Benefit from income taxes	(2,074)	(1,751)
Stock-based compensation expense	1,360	1,360
Amortization of acquired intangible assets	3,176	3,110
Accretion of debt discount	96	96
Accretion of warrant discount	69	69
Purchase accounting adjustment to revenue pertaining to our acquisition of Runbook	200	100
Change in fair value of contingent consideration	135	135
Change in fair value of common stock warrant liability	—	—
Acquisition-related costs	1,438	1,281

Total Non-GAAP Net Loss	$(2,500)	$(2,100)

The information above is based on preliminary unaudited information and management estimates for the three months ended September 30, 2016, is not a comprehensive statement of our financial results, and is subject to completion of our financial closing procedures. This information should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus. Our actual results for the three months ended September 30, 2016 will not be available until after this offering is completed and may differ materially from our preliminary estimates and are not necessarily indicative of the results to be expected for the remainder of 2016 or any future period. Accordingly, you should not place undue reliance upon these preliminary estimates. See “Risk Factors” and “Forward-Looking Statements.”

Recent Key Metric Results

Set forth below are the preliminary estimates of the key metrics used to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. The following information reflects our preliminary estimates with respect to such results based on current available information. Our financial closing procedures for the three months ended September 30, 2016 are not yet complete and, as a result, our key metrics upon completion of our closing procedures may vary from the preliminary estimates. For more information on the key metrics see “Summary Consolidated Financial Data”.

As of September 30, 2016
Key Metrics(1)
Dollar-based net revenue retention rate	118%
Number of customers (as of end of period)	1,625
Number of users (as of end of period)	156,774

(1)	Excludes the impact of Runbook licensed customers and users as these customers did not have an active subscription agreement with us as of September 30, 2016.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	if we are unable to attract new customers and expand sales to existing customers our business growth could be slower than we expect and our business may be harmed;

•	our business and growth depend substantially on customers renewing their subscription agreements with us and any decline in our customer renewals could adversely affect our future operating results;

•	we have a history of losses in recent periods and we may not be able to generate sufficient revenue to achieve or sustain profitability;

•	we have experienced rapid growth and organizational change in recent periods and if we fail to manage our growth effectively, we may be unable to execute our business plan;

•	if we are not able to provide successful enhancements, new features and modifications to our software solutions, our business could be adversely affected;

•	we derive substantially all of our revenues from a limited number of software solutions, and our future growth is dependent on their success;

•	if our relationships with technology vendors and business process outsourcers is not successful, our business and growth will be harmed;

•

if our security controls are breached or unauthorized or inadvertent access to customer data is otherwise obtained, our software solutions may be perceived as insecure, we may lose existing customers or fail to attract new customers, and we may incur significant liabilities;

•	interruptions or performance problems associated with our software solutions, platform and technology may adversely affect our business and operating results; and

•	if our software contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle product liability claims.

Investment by Silver Lake Sumeru and Iconiq

We operated as BlackLine Systems, Inc., which we refer to as the “Predecessor,” from 2001 until September 2013. On September 3, 2013, BlackLine, Inc., which we refer to as the “Successor,” acquired BlackLine Systems, Inc. in connection with an investment by Silver Lake Sumeru and Iconiq, which we refer to as the “Acquisition.” The Successor was created for the sole purpose of acquiring the Predecessor and had no prior operations. We refer to Silver Lake Sumeru and Iconiq collectively as our “Investors” and, in connection with the Acquisition, our Investors obtained a controlling interest in us.

After giving effect to this offering, our Investors will beneficially own approximately 58.0% of our issued and outstanding common stock or 56.5% of our issued and outstanding common stock (assuming full exercise of the underwriters’ option to purchase additional shares). Certain entities affiliated with Iconiq have indicated an interest in purchasing up to an aggregate of 825,000 shares of our common stock in this offering at the initial public offering price. If these affiliates purchase all of these shares, following this offering our Investors will beneficially own approximately 59.7% of our issued and outstanding common stock or 58.2% of our issued and outstanding common stock (assuming full exercise of the underwriters’ option to purchase additional shares). The majority of the remaining issued and outstanding common stock, after giving effect to this offering, will be beneficially owned by Therese Tucker, our Chief Executive Officer, and Mario Spanicciati, our Chief Marketing Officer. Therese Tucker and Mario Spanicciati will beneficially own approximately 12.9% and 9.0% of our issued and outstanding common stock, respectively, or 12.6% and 8.7% of our issued and outstanding common stock (assuming full exercise of the underwriters’ option to purchase additional shares), respectively. We refer to our Investors, Therese Tucker and Mario Spanicciati collectively as our “Principal Stockholders.”

Presentation of Our Financial Statements

The Acquisition was accounted for as a business combination under GAAP, which resulted in a change in accounting basis as of the date of the Acquisition. As a result, our consolidated financial statements for periods after September 3, 2013 are presented on a different basis than that for the periods before September 3, 2013, due to the application of purchase accounting as of September 3, 2013, and therefore are not comparable. We refer to the period from January 1, 2013 to September 2, 2013 as the 2013 Predecessor Period and the period from September 3, 2013 to December 31, 2013 as the 2013 Successor Period. Please refer to “Summary Consolidated Financial Data” on page 13 of this prospectus for further information.

Corporate Information

Our principal executive offices are located at 21300 Victory Boulevard, 12th Floor, Woodland Hills, CA 91367. The phone number of our principal executive offices is (818) 223-9008, and our main corporate website is www.blackline.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus or the registration statement of which this prospectus forms a part, and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase shares of our common stock.

The names “BlackLine,” “BlackLine Systems,” “Intercompany Hub,” and our logo are our trademarks. This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks we name in this prospectus.

THE OFFERING

Common stock offered by us	8,600,000 Shares

Common stock to be outstanding immediately after this offering	49,331,079 Shares

Option to purchase additional shares of common stock from us	1,290,000 Shares

Use of proceeds	The principal purposes of this offering are to obtain additional capital and increase our financial flexibility, create a public market for our stock and increase our visibility in the marketplace. We currently intend to use the net proceeds we receive from this offering to repay the entire outstanding balance under our credit facility and for general corporate purposes, including working capital, research and development activities, sales and marketing activities, general and administrative matters and capital expenditures and to fund our growth plans. As of June 30, 2016, the outstanding principal balance under our credit facility was approximately $35.7 million. On August 30, 2016, we amended our credit facility to add an additional term loan pursuant to which we borrowed $30 million and used the proceeds and cash on hand to acquire Runbook. We may also, in our discretion, use a portion of the net proceeds for the acquisition of, or investment in, businesses, products, services or technologies that complement our business, although we have no current commitments or agreements to enter into any acquisitions or investments. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Controlled company	Following this offering, our Principal Stockholders will control approximately 79.9% of the combined voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the NASDAQ Stock Market. We have elected not to take advantage of the “controlled company” exemption.

Symbol	“BL”

Certain entities affiliated with Iconiq, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of 825,000 shares of our common stock in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, these affiliates may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to such affiliates. The underwriters will receive the same discount from any shares sold to such affiliates as they will from any other shares sold to the public in this offering. Any shares purchased by such affiliates in this offering will be subject to lock-up restrictions described in the section entitled “Shares Eligible for Future Sale.”

The number of shares of our common stock that will be outstanding after this offering is based on 40,731,079 shares of our common stock outstanding as of June 30, 2016, and excludes:

•

5,914,161 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2016, with a weighted-average exercise price of $8.87 per share;

•	499,999 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of June 30, 2016, with an exercise price of $5.00 per share;

•

7,340,825 shares of our common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 1,144,825 shares of common stock reserved for future awards under the 2014 Equity Incentive Plan, or our 2014 Plan, as of June 30, 2016 (which will terminate as of immediately prior to the effectiveness of our 2016 Plan (as described below) and no awards will be granted under our 2014 Plan thereafter) and (ii) 6,196,000 shares of common stock reserved for issuance under our 2016 Equity Incentive Plan, or our 2016 Plan, which will become effective one business day prior to the effective date of the registration statement of which this prospectus forms a part. Stock options to purchase an aggregate of 1,490,395 shares of our common stock, with a weighted average exercise price of $14.13 per share were granted after June 30, 2016 under our 2014 Plan. Any shares covering awards granted under our 2014 Plan that, on or after the termination of our 2014 Plan, expire or terminate without having been exercised in full or are forfeited to us, tendered to or withheld by us for the payment of an exercise price or for tax withholding, or repurchased by us due to failure to vest, will become available for issuance under our 2016 Plan, with the maximum number of shares to be added to our 2016 Plan from our 2014 Plan equal to 6,780,000 shares. Our 2016 Plan also provides for automatic annual increases in the number of shares reserved under our 2016 Plan, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans;” and

•	192,187 shares of our common stock sold to Runbook employees for $3.1 million in the aggregate in September 2016.

Except as otherwise indicated, all information in this prospectus assumes:

•	a one-for-five reverse split, which became effective on October 12, 2016;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	no exercise of outstanding options or warrants subsequent to June 30, 2016; and

•	no exercise by the underwriters of their option to purchase up to an additional 1,290,000 shares of our common stock from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. You should read this summary consolidated financial data together with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

On September 3, 2013, we acquired BlackLine Systems, Inc., which we refer to as the Acquisition. Prior to the Acquisition, we had no significant operations. As a result, the consolidated financial statements for the periods from January 1, 2013 to September 2, 2013 are presented as BlackLine Systems, Inc., which we refer to as the Predecessor, and all subsequent periods are presented as BlackLine, Inc., which we refer to as the Successor. The Successor financial statements reflect a new basis of accounting as a result of the Acquisition and therefore are not comparable to the Predecessor financial statements. We refer to the period from January 1, 2013 to September 2, 2013 as the 2013 Predecessor Period and the period from September 3, 2013 to December 31, 2013 as the 2013 Successor Period.

The consolidated statements of operations data for the 2013 Predecessor Period is derived from the audited consolidated financial statements of the Predecessor not included in this prospectus. The consolidated statements of operations data for the 2013 Successor Period and the consolidated balance sheet data as of December 31, 2013 are derived from the consolidated financial statements of the Successor not included in this prospectus. The consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2015 and 2016 and the consolidated balance sheet data as of June 30, 2016 are derived from the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair statement of those unaudited condensed consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

Consolidated Statements of Operations Data:

	2013 Predecessor Period	2013 Successor Period	Year Ended December 31,		Six Months Ended June 30,
			2014	2015	2015	2016
	(In thousands, except share and per share data)
Revenues
Subscription and support	$21,977	$7,723	$49,029	$80,080	$35,880	$52,977
Professional services	1,407	860	2,648	3,527	1,592	2,610

Total revenues	23,384	8,583	51,677	83,607	37,472	55,587

Cost of revenues
Subscription and support	4,442	4,346	14,380	19,773	9,101	12,075
Professional services	1,145	499	2,218	2,956	1,338	1,928

Total cost of revenues(1)(2)	5,587	4,845	16,598	22,729	10,439	14,003

Gross profit	17,797	3,738	35,079	60,878	27,033	41,584

Operating expenses
Sales and marketing(1)(2)	10,453	6,895	31,837	56,546	24,954	37,242
Research and development(1)	4,738	2,225	9,705	18,216	8,034	10,465
General and administrative(1)(2)(3)	6,978	2,827	11,716	20,928	9,052	11,935
Acquisition-related costs	5,586	1,634	—	—	—	—

Total operating expenses	27,755	13,581	53,258	95,690	42,040	59,642

Loss from operations	(9,958)	(9,843)	(18,179)	(34,812)	(15,007)	(18,058)

Other expense
Interest expense, net	(22)	(781)	(3,047)	(3,215)	(1,644)	(1,840)
Change in fair value of the common stock warrant liability	—	—	(3,700)	(420)	(250)	300

Other expense, net	(22)	(781)	(6,747)	(3,635)	(1,894)	(1,540)

Loss before income taxes	(9,980)	(10,624)	(24,926)	(38,447)	(16,901)	(19,598)
Provision for (benefit from) income taxes	21	(3,954)	(8,174)	(13,713)	(6,109)	(2,722)

Net loss	$(10,001)	$(6,670)	$(16,752)	$(24,734)	$(10,792)	$(16,876)

Net loss per share, basic and diluted	$(0.12)	$(0.17)	$(0.42)	$(0.61)	$(0.27)	$(0.41)

Weighted average common shares outstanding, basic and diluted	82,250,000	40,018,824	40,089,082	40,579,057	40,497,372	40,707,137

Pro forma net loss per share, basic and diluted (unaudited)(4)				$(0.53)		$(0.36)

Pro forma weighted average common shares, basic and diluted (unaudited)				42,457,152		42,872,886

(1)	The following table presents the stock-based compensation expense included in each respective expense category:

	2013 Predecessor Period	2013 Successor Period	Year Ended December 31,		Six Months Ended June 30,
			2014	2015	2015	2016
	(in thousands)
Cost of revenues	$86	$—	$249	$466	$225	$275
Sales and marketing	124	—	1,059	2,418	1,145	1,333
Research and development	330	—	229	588	260	334
General and administrative	360	—	480	2,025	680	1,232

	$900	$—	$2,017	$5,497	$2,310	$3,174

(2)	The following table presents the amortization of intangible assets included in each respective expense category:

	2013 Predecessor Period	2013 Successor Period	Year Ended December 31,		Six Months Ended June 30,
			2014	2015	2015	2016
	(in thousands)
Cost of revenues	$—	$2,048	$6,139	$6,139	$3,069	$3,069
Sales and marketing	—	1,162	3,487	3,487	1,744	1,744
General and administrative	—	821	2,466	2,466	1,233	1,233

	$—	$4,031	$12,092	$12,092	$6,046	$6,046

(3)	General and administrative expenses include a decrease in fair value of contingent consideration of $781,000 for the year ended December 31, 2014, and increases in fair value of contingent consideration of $41,000, $26,000, and $143,000 for the year ended December 31, 2015 and six months ended June 30, 2015 and 2016, respectively.
(4)	Pro forma basic and diluted net loss per share for the year ended December 31, 2015 and the six months ended June 30, 2016 has been computed to give effect to the issuance of 1.9 million and 2.2 million shares of common stock, respectively, that would have been required to be issued to repay the then outstanding credit facility balance, including the prepayment premium, assuming the issuance of such shares at the initial public offering price of $17.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Also, the numerator in the pro forma basic and diluted net loss per share calculation for the year ended December 31, 2015 and the six months ended June 30, 2016 have been adjusted to reverse the interest expense on our credit facility, net of tax, of $2.1 million and $1.6 million, respectively. The pro forma net loss per share does not include the proceeds to be received from the initial public offering, or shares expected to be sold in the initial public offering, except for those shares necessary to be issued to repay the credit facility.

Consolidated Balance Sheet Data:

	As of December 31,			As of June 30, 2016
	2013	2014	2015	Actual	Pro Forma(1)
	(in thousands)
Cash and cash equivalents	$14,855	$25,707	$15,205	$13,647	$109,881
Total assets	275,025	285,550	286,750	282,798	376,320
Deferred revenue	17,328	34,574	52,750	60,501	60,501
Capital lease obligations, net of current portion	—	—	558	434	434
Long-term debt(2)	23,132	25,673	28,267	34,399	—
Total stockholders’ equity	193,852	183,947	166,168	152,812	282,333

(1)	The pro forma balance sheet gives effect to (i) the issuance of 8,600,000 shares of our common stock in this offering, at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses net of $1.1 million of offering costs paid as of June 30, 2016, (ii) the reclassification of $2.7 million of deferred offering costs recorded in other assets as of June 30, 2016 to additional paid-in capital, and (iii) the use of proceeds from the offering to repay amounts outstanding under our credit facility at June 30, 2016, including prepayment premiums, each as if such events had occurred on June 30, 2016.
(2)	Excludes an additional $30 million term loan we borrowed under our amended credit facility in August 2016. We used the proceeds from the additional term loan and cash on hand to fund the acquisition of Runbook as described in Note 8 of our condensed consolidated interim financial statements appearing elsewhere in this prospectus. We currently intend to use a portion of the net proceeds we receive from this offering to repay the entire outstanding balance under our credit facility. See “Use of Proceeds.”

Key Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

	December 31,			June 30,
	2013	2014	2015	2015	2016
Dollar-based net revenue retention rate	120%	118%	120%	120%	119%
Number of customers (as of end of period)	738	987	1,338	1,145	1,523
Number of users (as of end of period)	67,387	93,665	128,726	111,383	147,466

Dollar-based net revenue retention rate.     We believe that dollar-based net revenue retention rate is an important metric to measure the long-term value of customer agreements and our ability to retain and grow our relationships with existing customers over time. We calculate dollar-based net revenue retention rate as the implied monthly subscription and support revenue at the end of a period for the base set of customers from which we generated subscription revenue in the year prior to the calculation, divided by the implied monthly subscription and support revenue one year prior to the date of calculation for that same customer base. This calculation does not reflect implied monthly subscription and support revenue for new customers added during the one year period but does include the effect of customers who terminated during the period. We define implied monthly subscription and support revenue as the total amount of minimum subscription and support revenue contractually committed to, under each of our customer agreements over the entire term of the agreement, divided by the number of months in the term of the agreement.

Number of customers.    We believe that our ability to expand our customer base is an indicator of our market penetration and the growth of our business. We define a customer as an entity with an active subscription agreement as of the measurement date. In situations where an organization has multiple subsidiaries or divisions, each entity that is invoiced as a separate entity is treated as a separate customer. However, where an existing customer requests its invoice be divided for the sole purpose of restructuring its internal billing arrangement without any incremental increase in revenue, such customer continues to be treated as a single customer. For the 2013 Predecessor Period, the 2013 Successor Period, the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, no single customer accounted for more than 10% of our total revenues.

Number of users.    Since our customers generally pay fees based on the number of users of our platform within their organization, we believe the total number of users is an indicator of the growth of our business.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the non-GAAP measures below are useful to us and our investors in evaluating our business. These non-GAAP financial measures are useful because they provide consistency and comparability with our past performance, facilitate period-to-period comparisons of operations and facilitate comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands, except percentages)
Non-GAAP Revenues	$38,012	$56,629	$83,607	$37,472	$55,587
Non-GAAP Gross Profit	$29,714	$46,419	$67,483	$30,327	$44,928
Non-GAAP Gross Margin	78.2%	82.0%	80.7%	80.9%	80.8%
Non-GAAP Net Loss	$(1,604)	$(2,550)	$(20,114)	$(8,059)	$(10,424)

Non-GAAP Revenues.    We define non-GAAP revenues as our GAAP revenues adjusted for the impact of purchase accounting resulting from the Acquisition. Upon the Acquisition, deferred revenue at the Acquisition date was recorded at fair value, resulting in a reduction from its then carrying value. This reduction resulted in reduced revenue in the 2013 Successor Period and for the year ended December 31, 2014. Our non-GAAP revenues for the year ended December 31, 2013 combines the GAAP revenues for the 2013 Predecessor Period and the 2013 Successor Period adjusted for by the purchase accounting adjustment. We believe that presenting non-GAAP revenues is useful to investors as it more fully reflects our core revenue growth rate during 2013 and 2014 and allows a direct comparison of revenues between periods. The purchase accounting adjustments to revenues related to the Acquisition did not affect our revenues for the year ended December 31, 2015 and will not affect our revenues for future periods.

Non-GAAP Gross Profit and Non-GAAP Gross Margin.    We define non-GAAP gross profit as our non-GAAP revenues less our GAAP cost of revenue adjusted for the amortization of acquired developed technology resulting from the Acquisition and stock-based compensation. We define non-

GAAP gross margin as our non-GAAP gross profit divided by our non-GAAP revenues. We believe that presenting non-GAAP gross margin is useful to investors as it eliminates the impact of certain non-cash expenses and allows a direct comparison of gross margin between periods.

Non-GAAP Net Loss.    We define non-GAAP net loss as our GAAP net loss adjusted for the impact of the benefit from income taxes, stock-based compensation, amortization of acquired intangible assets resulting from the Acquisition, accretion of debt discount pertaining to our term loan we entered into under our credit facility in September 2013, or the 2013 Term Loan, accretion of warrant discount relating to warrants issued in connection with our 2013 Term Loan, the adjustment to revenues for the impact of purchase accounting resulting from the Acquisition, the change in the fair value of contingent consideration, the change in fair value of the common stock warrant liability, Acquisition-related costs and one-time cash payments to stock option holders.

The benefit from income taxes excluded from our GAAP net loss represents domestic state and federal tax benefits that we were able to recognize as a result of the deferred tax liabilities associated with the intangible assets established upon the Acquisition. During 2016, our cumulative deferred tax assets, which comprise primarily of net operating losses, are expected to exceed our deferred tax liabilities, and because of our recent history of operating losses we believe that the realization of the deferred tax assets is not more likely than not. Accordingly, we have established a valuation allowance against our deferred tax assets. For 2016 we will no longer be able to fully recognize a tax benefit, which will result in a lower effective income tax benefit than for the years ended December 31, 2014 and 2015. Accordingly, we believe that presenting non-GAAP net loss without this income tax benefit is useful to investors to enhance comparability of our results among periods. We have not excluded income tax expense relating to our international operations as we expect that this will continue to be reflected in our future statements of operations.

We have excluded the effect of stock-based compensation expense in calculating our non-GAAP net loss. Although stock-based compensation is a key incentive offered to our employees, we continue to evaluate our performance excluding stock-based compensation expense. We record stock-based compensation expense related to grants of options and, depending on the size, timing, and the terms of the grants, stock-based compensation expense may vary significantly.

Amortization of intangibles includes the amortization expense associated with the developed technology, trademarks, non-compete agreements, and customer relationships that were capitalized as a result of the Acquisition. These amortization expenses would not have been incurred absent the Acquisition and are excluded from GAAP net loss to enhance comparability to competitors that did not undergo a similar transaction or recognize similar intangible assets.

We incurred additional indebtedness to fund the Acquisition, and this indebtedness gave rise to debt and warrant discounts that we accrete through interest expense. The accretion of debt and warrant discounts were excluded from GAAP net loss as these costs would not have been incurred without the Acquisition. The accretion of debt discounts for financing transactions not used to fund the Acquisition were not included in the reconciliation to non-GAAP net income (loss) as these financings were used to finance general corporate matters.

The purchase accounting adjustment to revenue impacted the 2013 and 2014 periods, and, as a result, these amounts have been excluded from GAAP loss to enhance comparability to other periods presented.

Contingent consideration represents the cash consideration required to be paid to certain equity holders if we realize a tax benefit from the net operating losses generated from stock options exercised concurrent with the Acquisition. Changes in the fair value of contingent consideration liability primarily reflects changes in the expected timing of our ability to utilize the net operating losses. This liability would not exist had the Acquisition not occurred and thus we exclude changes in the fair value of contingent consideration from our GAAP net loss.

Common stock warrants were issued in conjunction with debt used to fund the Acquisition and the value of these warrants is impacted by a number of factors not directly attributable to our financial performance, including factors affecting our stock price and the volatility of peer companies’ stock price. Accordingly, for our internal financial measures we exclude the change in the fair value of common stock warrants from our GAAP net loss.

Both acquisition-related costs as well as compensation costs for payments to stock option holders were a direct result of Acquisition and due to the fact they have not recurred in the subsequent periods presented, we have excluded them from GAAP net loss for the 2013 period to enhance comparability of our results between periods.

We believe that presenting non-GAAP net loss is useful to investors as it eliminates the impact of items that have been impacted by the Acquisition, purchase accounting and other related costs in order to allow a direct comparison of net loss between all periods presented.

Our non-GAAP financial measures have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. First, non-GAAP revenues, non-GAAP gross profit, non-GAAP gross margin and non-GAAP net loss are not substitutes for revenue, gross profit, gross margin and net loss, respectively. Second, these non-GAAP financial measures may not provide information directly comparable to measures provided by other companies in our industry, as those other companies may calculate their non-GAAP financial measures differently, particularly related to adjustments for acquisition accounting and non-recurring expenses. Third, these non-GAAP measures exclude certain recurring expenses that have been and will continue to be significant expenses of our business.

Reconciliation of Non-GAAP Financial Measures

The following table presents a reconciliation of revenues, gross profit, gross margin and net loss, the most comparable GAAP measures, to non-GAAP revenues, non-GAAP gross profit, non-GAAP gross margin and non-GAAP net loss:

	2013 Predecessor Period	2013 Successor Period	Year Ended December 31,			Six Months Ended June 30,
			2013 Combined	2014	2015	2015	2016
	(in thousands, except percentages)
Non-GAAP Revenues:
Revenues	$23,384	$8,583	$31,967	$51,677	$83,607	$37,472	$55,587
Purchase accounting adjustment to revenue	—	6,045	6,045	4,952	—	—	—

Total Non-GAAP Revenues	$23,384	$14,628	$38,012	$56,629	$83,607	$37,472	$55,587

Non-GAAP Gross Profit:
Gross Profit	$17,797	$3,738	$21,535	$35,079	$60,878	$27,033	$41,584
Purchase accounting adjustment to revenue	—	6,045	6,045	4,952	—	—	—
Amortization of developed technology	—	2,048	2,048	6,139	6,139	3,069	3,069
Stock-based compensation expense	86	—	86	249	466	225	275

Total Non-GAAP Gross Profit	$17,883	$11,831	$29,714	$46,419	$67,483	$30,327	$44,928

Gross Margin	76.1%	43.6%	67.4%	67.9%	72.8%	72.1%	74.8%
Non-GAAP Gross Margin	76.5%	80.9%	78.2%	82.0%	80.7%	80.9%	80.8%
Non-GAAP Net Loss:
Net Loss	$(10,001)	$(6,670)	$(16,671)	$(16,752)	$(24,734)	$(10,792)	$(16,876)
Benefit from income taxes	—	(3,972)	(3,972)	(8,282)	(13,934)	(6,151)	(2,895)
Stock-based compensation expense	900	—	900	2,017	5,497	2,310	3,174
Amortization of acquired intangible assets	—	4,031	4,031	12,092	12,092	6,046	6,046
Accretion of debt discount	—	57	57	228	228	114	146
Accretion of warrant discount	—	74	74	276	276	138	138
Purchase accounting adjustment to revenue	—	6,045	6,045	4,952	—	—	—
Change in fair value of contingent consideration	—	—	—	(781)	41	26	143
Change in fair value of common stock warrant liability	—	—	—	3,700	420	250	(300)
Acquisition-related costs	5,586	1,634	7,220	—	—	—	—
Compensation costs for payments to stock option holders in association with the Acquisition	712	—	712	—	—	—	—

Total Non-GAAP Net Loss	$(2,803)	$1,199	$(1,604)	$(2,550)	$(20,114)	$(8,059)	$(10,424)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, including our financial statements and related notes, before making a decision to invest in our common stock. Any of the following risks could have a material adverse effect on our business, operating results, and financial condition and could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment.

Risks Related to Our Business

If we are unable to attract new customers and expand sales to existing customers, our business growth could be slower than we expect and our business may be harmed.

Our future growth depends in part upon increasing our customer base. Our ability to achieve significant growth in revenues in the future will depend, in large part, upon the effectiveness of our sales and marketing efforts, both domestically and internationally. We may have difficulty attracting a potential client that has already invested substantial personnel and financial resources to integrate on-premise software into its business, as such organizations may be reluctant or unwilling to invest in a new product. If we fail to attract new customers or maintain and expand those customer relationships, our revenues will grow more slowly than expected and our business will be harmed.

Our future growth also depends upon our ability to add users and sell additional products to our existing customers. It is important for the future growth of our business that our existing customers make additional significant purchases of our products and add additional users to our platform. Our business also depends on retaining existing customers. If we do not retain customers, our customers do not purchase additional products or we do not add additional users to our platform, our revenues may grow more slowly than expected, may not grow at all or may decline. Additionally, increasing incremental sales to our current customer base may require additional sales efforts that are targeted at senior management. There can be no assurance that our efforts would result in increased sales to existing customers or additional revenues.

Our business and growth depend substantially on customers renewing their subscription agreements with us and any decline in our customer renewals could adversely affect our future operating results.

Our initial subscription period for the majority of our customers is one year. In order for us to continue to increase our revenue, it is important that our existing customers renew their subscription agreements when the initial contract term expires. Although our agreements typically include automatic renewal language, our customers may cancel their agreements at the expiration of the initial term. In addition, our customers may renew for fewer users, renew for shorter contract lengths or renew for fewer products or solutions. Our customers’ renewal rates may decline or fluctuate as a result of a variety of factors, including their satisfaction or dissatisfaction with our software or professional services, our pricing or pricing structure, the pricing or capabilities of products or services offered by our competitors, the effects of economic conditions or reductions in our customers’ spending levels. As the markets for our existing solutions mature, or as current and future competitors introduce new products or services that compete with ours, we may experience pricing pressure and be unable to renew our agreements with existing customers or attract new customers at prices that are profitable to us. If this were to occur, it is possible that we would have to change our pricing model, offer price incentives or reduce our prices. If our customers do not renew their agreements with us or renew on terms less favorable to us, our revenues may decline.

We have a history of losses in recent periods and we may not be able to generate sufficient revenue to achieve or sustain profitability.

We have incurred net losses in recent periods, including $16.8 million for the year ended December 31, 2014, $24.7 million for the year ended December 31, 2015 and $16.9 million for the six months ended June 30, 2016. We had an accumulated deficit of $65.1 million at June 30, 2016. We may not be able to generate sufficient revenue to achieve and sustain profitability. We also expect our costs to increase in future periods as we continue to expend substantial financial and other resources on:

•

development of our cloud-based platform, including investments in research and development, product innovation to expand the features and functionality of our software solutions and improvements to the scalability and security of our platform;

•	sales and marketing, including expansion of our direct sales force and our relationships with technology vendors, professional services firms, business process outsourcers and resellers;

•	additional international expansion in an effort to increase our customer base and sales; and

•	general administration, including legal, accounting and other expenses related to being a public company.

These investments may not result in increased revenue or growth of our business. If we fail to continue to grow our revenue, we may not achieve or sustain profitability.

We have experienced rapid growth and organizational change in recent periods and if we fail to manage our growth effectively, we may be unable to execute our business plan.

We increased our number of full-time employees from 183 as of December 31, 2013 to 490 as of June 30, 2016 as we have experienced growth in number of customers and expanded our operations. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our headcount and operations both domestically and internationally, with no assurance that our business or revenue will continue to grow. Continuing to create a global organization and managing a geographically dispersed workforce will require substantial management effort, the allocation of valuable management resources and significant additional investment in our infrastructure. We will be required to continually improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively, which could negatively affect our results of operations and overall business. In addition, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross margins or operating expenses in any particular quarter. Moreover, if we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our software solutions may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers.

Our quarterly results may fluctuate, and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who may follow our stock, the price of our common stock could decline substantially. Some of the important factors that may cause our revenue, operating results and cash flows to fluctuate from quarter to quarter include:

•	our ability to attract new customers and retain and increase sales to existing customers;

•	the number of new employees added;

•	the rate of expansion and productivity of our sales force;

•	changes in our or our competitors’ pricing policies;

•	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

•	new products, features or functionalities introduced by us and our competitors;

•	significant security breaches, technical difficulties or interruptions to our platform;

•	the timing of customer payments and payment defaults by customers;

•

general economic conditions that may adversely affect either our customers’ ability or willingness to purchase additional products or services, delay a prospective customer’s purchasing decision or affect customer retention;

•	changes in foreign currency exchange rates;

•	the impact of new accounting pronouncements; and

•	the timing and the amount of grants or vesting of equity awards to employees.

Many of these factors are outside of our control, and the occurrence of one or more of them might cause our revenue, operating results, and cash flows to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue, operating results and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

If we are not able to provide successful enhancements, new features or modifications to our software solutions, our business could be adversely affected.

If we are unable to provide enhancements and new features for our existing solutions or new solutions that achieve market acceptance or that keep pace with rapid technological developments, our business could be adversely affected. The success of enhancements, new products and solutions depends on several factors, including timely completion, introduction and market acceptance. We must continue to meet changing expectations and requirements of our customers and, because our platform is designed to operate on a variety of systems, we will need to continuously modify and enhance our solutions to keep pace with changes in Internet-related hardware and other software, communication, browser and database technologies. Our platform is also designed to integrate with existing enterprise resource planning, or ERP, systems such as NetSuite, Oracle, SAP and Workday, and will require modifications and enhancements as these systems change over time. Any failure of our solutions to operate effectively with future platforms and technologies could reduce the demand for our solutions or result in customer dissatisfaction. Furthermore, uncertainties about the timing and nature of new solutions or technologies, or modifications to existing solutions or technologies, could increase our research and development expenses. If we are not successful in developing modifications and enhancements to our solutions or if we fail to bring them to market in a timely fashion, our solutions may become less marketable, less competitive or obsolete, our revenue growth may be significantly impaired and our business could be adversely affected.

We derive substantially all of our revenues from a limited number of software solutions, and our future growth is dependent on their success.

We currently derive and expect to continue to derive substantially all of our revenues from our Financial Close Management and Reconciliation Management solutions. As such, the continued growth in market demand for these solutions is critical to our continued success. We have recently introduced two new software solutions, Intercompany Hub and Insights, but cannot be certain that they will generate significant revenues. In addition, those solutions are designed to be used with our Financial Close Management and Reconciliation Management solutions and will not be sold independently. Accordingly, our business and financial results will be substantially dependent on a limited number of solutions.

If our relationships with technology vendors and business process outsourcers are not successful, our business and growth will be harmed.

We depend on, and anticipate that we will continue to depend on, various strategic relationships in order to sustain and grow our business. We have established strong relationships with technology vendors such as SAP and Netsuite to market our solutions to users of their ERP solutions, and professional services firms such as Deloitte & Touche and KPMG, and business process outsourcers such as Cognizant, Genpact and IBM to supplement delivery and implementation of our applications. We believe these relationships enable us to effectively market our solutions by offering a complementary suite of services. In particular, we have a strategic relationship with SAP to market our solution to users of SAP’s ERP solutions. Our solution is an SAP endorsed business solution that integrates with SAP’s ERP solutions. Under our agreement with SAP, which we entered into in 2013, we pay SAP a fee based on a percentage of revenues from our new customers that use an SAP ERP system. We continue to pay SAP a fee for these customers over the term of their subscription agreements. For the six months ended June 30, 2016, revenues from our customers that use an SAP ERP solution accounted for $8.8 million, or approximately 16%, of our total revenues. For the year ended December 31, 2015, revenues from our customers under this agreement accounted for $9.4 million, or approximately 11%, of our total revenues. If we are unsuccessful in maintaining our relationship with SAP, or if we are unsuccessful in supporting or expanding our relationships with other companies, our business would be adversely affected.

Identifying, negotiating and documenting relationships with other companies require significant time and resources. Our agreements with technology vendors are typically limited in duration, non-exclusive, cancellable upon notice and do not prohibit the counterparties from working with our competitors or from offering competing services. For example, our agreement with SAP can be terminated by either party upon six months’ notice and there is no assurance that our relationship with SAP will continue. If we are no longer an SAP-endorsed business solution, our business could be adversely affected. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our platform. If we are unsuccessful in establishing or maintaining our relationships, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results would suffer. Even if we are successful, we cannot assure you that these relationships will result in improved operating results.

If our security controls are breached or unauthorized or inadvertent access to customer data is otherwise obtained, our software solutions may be perceived as insecure, we may lose existing customers or fail to attract new customers, and we may incur significant liabilities.

Use of our platform involves the storage, transmission and processing of our customers’ proprietary data, including highly confidential financial information regarding their business and personal or identifying information regarding their customers or employees. Our platform is at risk for breaches as a result of third-party action, employee, vendor or contractor error, malfeasance or other factors. If any unauthorized or inadvertent access to or a security breach of our platform occurs, or is believed to occur, such an event could result in the loss of data, loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach or penalties for violation of applicable laws or regulations. Security breaches could also result in significant costs for remediation that may include liability for stolen assets or information and repair of system damage that may have been caused, incentives offered to customers or other business partners in an effort to maintain business relationships after a breach, and other liabilities.

We incur significant expenses to prevent security breaches, including deploying additional personnel and protection technologies, training employees, and engaging third-party experts and contractors. If a high profile security breach occurs with respect to another provider of software as a service, or SaaS, our clients and potential clients may lose trust in the security of our platform or in the

SaaS business model generally, which could adversely impact our ability to retain existing clients or attract new ones. Even in the absence of any security breach, customer concerns about security, privacy, or data protection may deter them from using our platform for activities that involve personal or other sensitive information. Our errors and omissions insurance policies covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all potential liability. Although we maintain cyber liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

Because the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period.

Because data security is a critical competitive factor in our industry, we make numerous statements in our privacy policy and customer agreements, through our certifications to privacy standards and in our marketing materials, providing assurances about the security of our platform including detailed descriptions of security measures we employ. Should any of these statements be untrue or become untrue, even through circumstances beyond our reasonable control, we may face claims of misrepresentation or deceptiveness by the U.S. Federal Trade Commission, state and foreign regulators and private litigants. Our errors and omissions insurance coverage covering security and privacy damages and claim expenses may not be sufficient to compensate for all liability.

Interruptions or performance problems associated with our software solutions, platform and technology may adversely affect our business and operating results.

Our continued growth depends in part on the ability of our existing and potential customers to access our platform at any time. Our platform is proprietary, and we rely on the expertise of members of our engineering, operations and software development teams for its continued performance. We have experienced, and may in the future experience, disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial of service attacks or other security related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Because of the seasonal nature of financial close activities, increasing complexity of our platform and expanding user population, it may become difficult to accurately predict and timely address performance and capacity needs during peak load times. If our platform is unavailable or if our users are unable to access it within a reasonable amount of time or at all, our business would be harmed. In addition, our infrastructure does not currently include the real-time mirroring of data. Therefore, in the event of any of the factors described above, or other failures of our infrastructure, customer data may be permanently lost. Our customer agreements typically include performance guarantees and service level standards that obligate us to provide credits in the event of a significant disruption in our platform. To the extent that we do not effectively address capacity constraints, upgrade our systems and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected.

If our software contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle product liability claims.

Complex software such as ours often contains errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal and third-party testing and testing by our customers, our current and future software may contain serious defects, which could result in lost revenue or a delay in market acceptance.

Since our customers use our platform for critical business functions such as assisting in the financial close or account reconciliation process, errors, defects or other performance problems could result in damage to our customers. They could seek significant compensation from us for the losses they suffer. Although our customer agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a product liability claim brought against us would likely be time-consuming and costly and could seriously damage our reputation in the marketplace, making it harder for us to sell our products.

We depend on our executive officers and other key employees and the loss of one or more of these employees or an inability to attract and retain highly-skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our executive officers and other key employees. We rely on our leadership team in the areas of research and development, operations, security, marketing, sales and general and administrative functions. In particular, our founder and Chief Executive Officer provides our strategic direction and has built and maintained what we believe is an attractive workplace culture. Any failure to preserve our culture could negatively affect our ability to recruit and retain personnel. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. Key members of our current management and finance teams have only been working together for a relatively short period of time. If we are not successful in integrating these key employees into our organization, such failure could disrupt our business operations. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees, especially our founder and Chief Executive Officer, could have an adverse effect on our business.

In addition, to execute our growth plan, we must attract and retain highly-qualified personnel. Competition for personnel is intense, especially for engineers experienced in designing and developing software applications and experienced sales professionals. We have, from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. Likewise, if competitors hire our employees, we may divert time and resources to deterring any breach by our former employees or their new employers of their legal obligations. Given the competitive nature of our industry, we have both received and asserted such claims in the past. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to recruit and retain highly-skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be adversely affected.

If our industry does not continue to develop as we anticipate or if potential customers do not continue to adopt our platform, our sales would not grow as quickly as expected, or at all, and our business and operating results and financial condition would be adversely affected.

We operate in a rapidly evolving industry focused on modernizing financial and accounting operations. Our solutions are relatively new and have been developed to respond to an increasingly global and complex business environment with more rigorous regulatory standards. If organizations do not increasingly allocate their budgets to financial automation software as we expect or if we do not succeed in convincing potential customers that our platform should be an integral part of their overall approach to their accounting processes, our sales may not grow as quickly as anticipated, or at all. Our business is substantially dependent on enterprises recognizing that accounting errors and inefficiencies are pervasive and are not effectively addressed by legacy solutions. Future deterioration in general economic conditions may also cause our customers to cut their overall information technology spending, and such cuts may disproportionately affect software solutions like ours to the extent customers view our solutions as discretionary. If our revenue does not increase for any of these reasons, or any other reason, our business, financial condition and operating results may be materially adversely affected.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for accounting and financial software and services is highly competitive and rapidly evolving. Our competitors vary in size and in the breadth and scope of the products and services they offer. We often compete with other vendors of financial automation software such as Trintech. We also compete with large, well-established, enterprise application software vendors, such as Oracle, whose Hyperion software contains components that compete with our platform. In the future, a competitor offering ERP software could include a free service similar to ours as part of its standard offerings or may offer a free standalone version of a service similar to ours. Further, other established software vendors not currently focused on accounting and finance software and services may expand their services to compete with us.

Our competitors may have greater name recognition, longer operating histories, more established customer and marketing relationships, larger marketing budgets and significantly greater resources than we do. They may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. In addition, some of our competitors have partnered with, or have acquired, and may in the future partner with or acquire, other competitors to offer services, leveraging their collective competitive positions, which makes, or would make, it more difficult to compete with them.

With the introduction of new technologies, the evolution of our platform and new market entrants, we expect competition to intensify in the future. Increased competition generally could result in reduced sales, reduced margins, losses or the failure of our platform to achieve or maintain more widespread market acceptance, any of which could harm our business.

Our financial results may fluctuate due to our long and variable sales cycle.

Our sales cycle generally varies in duration between four to nine months and, in some cases, even longer depending on the size of the potential customer. The sales cycle for our global enterprise customers is generally longer than that of our mid-market customers. Factors that may influence the length and variability of our sales cycle include:

•	the need to educate potential customers about the uses and benefits of our software solutions;

•	the need to educate potential customers on the differences between traditional, on-premise software and SaaS solutions;

•	the relatively long duration of the commitment customers make in their agreements with us;

•	the discretionary nature and timing of potential customers’ purchasing and budget cycles and decisions;

•	the competitive nature of potential customers’ evaluation and purchasing processes;

•	announcements or planned introductions of new products by us or our competitors; and

•	lengthy purchasing approval processes of potential customers.

We may incur higher costs and longer sales cycles as a result of large enterprises representing an increased portion of our revenue. In this market, the decision to subscribe to our solutions may require the approval of more technical and information security personnel and management levels within a potential customer’s organization, and if so, these types of sales require us to invest more time educating these potential customers. In addition, larger organizations may demand more features and integration services and have increased purchasing power and leverage in negotiating contractual arrangements with us, which may contain restrictive terms favorable to the larger organization. As a result of these factors, these sales opportunities may require us to devote greater research and development, sales, product support and professional services resources to individual customers, resulting in increased costs and reduced profitability, and would likely lengthen our typical sales cycle, which could strain our resources.

In addition, more sales are closed in the last month of a quarter than other times. If we are unable to close sufficient transactions in a particular period, or if a significant amount of transactions are delayed until a subsequent period, our operating results for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be adversely affected.

We recognize revenue over the term of our customer contracts and, consequently, downturns or upturns in new sales may not be immediately reflected in our operating results and may be difficult to discern.

We recognize subscription revenue ratably over the terms of our customers’ agreements, most of which have one-year terms but an increasing number of which have up to three-year terms. As a result, most of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter may have a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our platform, and potential changes in our pricing policies or rate of expansion or retention, may not be fully reflected in our results of operations until future periods. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

We have identified material weaknesses in our internal controls over financial reporting and, if our remediation of these material weaknesses is not effective, or if we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and the price of our common stock.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following this offering, which will cover our year ending December 31, 2017, provide a management report on internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

During 2015, we identified material weaknesses in our internal control over financial reporting. We identified a material weakness related to an insufficient complement of resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements. This lack of an effective control environment contributed to material weaknesses from the lack of controls over the selection of certain accounting policies and procedures and segregation of duties. Specifically, we did not have policies and controls designed to address the accounting for unusual or complex transactions, or the initial selection of, and the ongoing monitoring of changes in, accounting policies. Further, we did not maintain sufficiently designed segregation of duties including controls over journal entries such that there was a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis.

These material weaknesses contributed to the restatement and revision of previously issued 2013 financial statements and audit adjustments in the 2014 financial statements principally, but not limited to, the following areas: capitalization of internal use software costs, accounting for and valuation of warrants issued with our debt facility, cut-off of transactions at the Acquisition date, accounting for the new basis of accounting arising from the Acquisition, including the valuation of the fair value deferred revenue assumed at the Acquisition date, forecasting of contingent consideration and the determination of the useful lives of intangible assets.

We began taking steps to address the controls issues that contributed to the material weaknesses in the second half of 2015, including the following:

•	hiring of experienced additional finance and accounting personnel;

•	implementation of financial reporting risk assessment and formalization of accounting policies and procedures;

•	creation of additional internal reporting procedures, including those designed to add depth to our review processes;

•	increased segregation of duties, including controls over journal entries; and

•	additional engagement of third-party assistance to aid in our evaluation of complex transactions as they arise.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, we determined that the material weaknesses had not been fully remediated as of December 31, 2015.

We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal controls over financial reporting. Accordingly, there could continue to be a reasonable possibility that these deficiencies or others could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

The process of designing and implementing internal control over financial reporting required to comply with Section 404 of the Sarbanes-Oxley Act will be time consuming, costly and complicated. If during the evaluation and testing process, we identify one or more other material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We rely on a limited number of data centers to deliver our cloud-based software solutions and any disruption of service at these centers could harm our business.

We manage our software solutions and serve most of our customers using a cloud-based infrastructure that is operated by a limited number of third-party data center facilities in North America and Europe. We do not control the operation of these facilities. Any changes in third-party service levels at our data centers or any disruptions or delays from errors, defects, hacking incidents, security breaches, computer viruses or other intentional bad acts or performance problems could harm our reputation, damage our customers’ businesses, and adversely affect our business and operating results. Our data centers are also vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. If our data centers were compromised or unavailable or our users were unable to access our solutions for any reason, our business and operations would be materially and adversely affected.

Our customers have experienced minor disruptions and outages in accessing our solutions in the past, and may in the future experience, disruptions, outages and other performance problems. Although we expend considerable effort to ensure that our platform performance is capable of handling existing and increased traffic levels, the ability of our cloud-based solutions to effectively manage any increased capacity requirements depends on our third-party providers. Our third-party data center providers may not be able meet such performance requirements, especially to cover peak levels or spikes in traffic, and as a result, our customers may experience delays in accessing our solutions or encounter slower performance in our solutions, which could significantly harm the operations of these facilities. Interruptions in our services might reduce our revenue, cause us to issue credits to customers, subject us to potential liability, and cause customers to terminate their subscriptions or harm our renewal rates.

If we do not accurately predict our infrastructure capacity requirements, our customers could experience service shortfalls. The provisioning of additional cloud hosting capacity and data center infrastructure requires lead time. As we continue to add data centers, restructure our data management plans, and increase capacity in existing and future data centers, we may move or transfer our data and our customers’ data. For example, in early 2016 we began hosting customers at a data facility located in Las Vegas, Nevada. Despite precautions taken during such processes and procedures, any unsuccessful data transfers may impair the delivery of our service, and we may experience costs or downtime in connection with the transfer of data to other facilities which may lead to, among other things, customer dissatisfaction and non-renewals. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Failure to effectively expand our sales capabilities could harm our ability to increase our customer base.

Increasing our customer base and sales will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. We are substantially dependent on our direct sales force to obtain new customers. From January 1, 2014 to June 30, 2016, our sales and marketing teams increased from 68 to 248 employees. We plan to continue to expand our direct sales force both domestically and internationally. We believe that there is significant competition for experienced sales professionals with the sales skills and technical knowledge that we require. Our ability to achieve significant revenue growth in the future will depend, in part, on our success in recruiting, training, and retaining a sufficient number of experienced sales professionals. New hires require significant training and time before they achieve full productivity, particularly in new sales segments and territories. Our recent hires and planned hires may not become as productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Our business will be harmed if our sales expansion efforts do not generate a significant increase in revenue.

If we are unable to develop and maintain successful relationships with resellers, our business, operating results and financial condition could be adversely affected.

We believe that continued growth in our business is dependent upon identifying, developing, and maintaining strategic relationships with companies that resell our solutions. We plan to expand our small but growing network of resellers and to add new resellers, in particular to help grow our mid-market business globally. Our agreements with our existing resellers are non-exclusive, meaning resellers may offer customers the products of several different companies, including products that compete with ours. They may also cease marketing our solutions with limited or no notice and with little or no penalty. We expect that any additional resellers we identify and develop will be similarly non-exclusive and not bound by any requirement to continue to market our solutions. If we fail to identify additional resellers, in a timely and cost-effective manner, or at all, or are unable to assist our current and future resellers in independently selling our solutions, our business, results of operations, and financial condition could be adversely affected. If resellers do not effectively market and sell our solutions, or fail to meet the needs of our customers, our reputation and ability to grow our business may also be adversely affected.

If we are not able to maintain and enhance our brand, our business, operating results and financial condition may be adversely affected.

We believe that maintaining and enhancing our reputation for accounting and finance software is critical to our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors, including our marketing efforts, our ability to continue to develop high-quality software, and our ability to successfully differentiate our platform from competitive products and services. Our brand promotion activities may not ultimately be successful or yield increased revenue. In addition, independent industry analysts provide reviews of our platform, as well as products and services offered by our competitors, and perception of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products and services, our brand may be adversely affected.

The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets and as more sales are generated. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors, and we could lose customers or fail to attract potential customers, all of which would adversely affect our business, results of operations and financial condition.

Our long-term success depends, in part, on our ability to expand the sales of our solutions to customers located outside of the United States, and thus our business is susceptible to risks associated with international sales and operations.

We currently maintain offices and/or have sales personnel in Australia, Canada, France, Germany, Malaysia, the Netherlands, Singapore, South Africa and the United Kingdom, and we intend to build out our international operations. As part of our ongoing international expansion strategy, in August 2016, we acquired Runbook, a Netherlands-based provider of financial close automation software solutions to SAP customers. We derived approximately 16% of our revenues from sales outside the United States in the six months ended June 30, 2016, and we derived approximately 14% of our revenues from sales outside the United States in the year ended December 31, 2015. Any international expansion efforts that we may undertake, including our acquisition of Runbook, may not be successful. In addition, conducting international operations in new markets subjects us to new risks that we have not generally faced in the United States. These risks include:

•	localization of our solutions, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	lack of familiarity and burdens of complying with foreign laws, legal standards, regulatory requirements, tariffs and other barriers;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	differing technology standards;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations and differing employer/employee relationships;

•	fluctuations in exchange rates that may increase the volatility of our foreign based revenue;

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings;

•	uncertain political and economic climates, including the significant volatility in the global financial markets as a result of Brexit; and

•	reduced or varied protection for intellectual property rights in some countries.

These factors may cause our international costs of doing business to exceed our comparable domestic costs. Operating in international markets also requires significant management attention and financial resources. Any negative impact from our international business efforts could negatively impact our business, results of operations and financial condition as a whole.

We use third-party contractors outside of the United States to supplement our research and development capabilities, which may expose us to risks, including risks inherent in foreign operations.

We use third-party contractors outside of the United States to supplement our research and development capabilities. We currently use third-party contractors located in Romania and China.

Managing operations that are remote from our U.S. headquarters is difficult and we may not be able to manage these third-party contractors successfully. If we fail to maintain productive relationships with these contractors generally, we may be required to develop our solutions in a less efficient and cost-effective manner and our product release schedules may be delayed while we hire software developers or find alternative contract development resources. Additionally, while we take precautions to ensure that software components developed by our third-party contractors are reviewed and that our source code is protected, misconduct by our third-party contractors could result in infringement or misappropriation of our intellectual property. Furthermore, any acts of espionage, malware attacks, theft of confidential information or other malicious cyber incidents attributed to our third-party contractors may compromise our system infrastructure, expose us to litigation and lead to reputational harm that could result in a material adverse effect on our financial condition and operating results.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We currently have one patent application, which may not result in an issued patent. We primarily rely on copyright, trade secret and trademark laws, trade secret protection, and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. In the past, we have utilized demand letters as a means to assert and resolve claims regarding potential misuse of our proprietary or trade secret information. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business.

Suits by third parties for alleged infringement of their proprietary rights could cause us to incur significant expenses or liabilities.

There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon the intellectual property rights of others. From time to time, our competitors or other third parties may claim that our solutions and underlying technology infringe or violate their intellectual property rights, and we may be found to be infringing upon such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our solutions or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or other companies in connection with any such litigation and to obtain licenses, modify our solutions, or refund subscription fees, which could further exhaust our resources. In addition, we may incur substantial costs to resolve claims or litigation, whether or not successfully asserted against us, which could include payment of significant settlement, royalty or license fees, modification of our solutions, or refunds to customers of subscription fees. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations. Such disputes could also disrupt our solutions, adversely impacting our customer satisfaction and ability to attract customers.

We use open source software in our products, which could subject us to litigation or other actions.

We use open source software in our products and may use more open source software in the future. From time to time, there have been claims challenging the use of open source software against companies that incorporate open source software into their products. As a result, we could be subject to suits by parties claiming misuse of, or a right to compensation for, what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software products. If we inappropriately use open source software, we may be required to re-engineer our products, discontinue the sale of our products or take other remedial actions.

If the market for SaaS solutions develops more slowly than we expect or declines, our business would be adversely affected.

The market for SaaS solutions is less mature than the market for on-premise software applications, and the adoption rate of SaaS solutions may be slower at companies in industries with heightened data security interests or business practices requiring highly customizable application software. Many organizations have invested substantial personnel and financial resources to integrate traditional on-premise solutions into their businesses, and therefore may be reluctant or unwilling to purchase SaaS solutions. In addition, some organizations have been reluctant to use cloud-based solutions because they have concerns regarding the risks associated with the reliability or security of the technology delivery model associated with these solutions. Because our solutions involve the aggregation, storage and use of confidential information and related data, including highly confidential financial data, some customers may be reluctant or unwilling to migrate to our cloud-based solutions.

It is difficult to predict customer adoption rates and demand for our software solutions, the future growth rate and size of the market or the entry of competitive products or services. The expansion of the SaaS solutions market depends on a number of factors, including the cost, performance and perceived value associated with SaaS, as well as the ability of SaaS providers to address data security and privacy concerns. Government agencies have adopted, or may adopt, laws and regulations regarding the collection and use of personal information obtained from consumers and other individuals, or may seek to access information on our platform, either of which may reduce the overall demand for our platform. If we or other SaaS providers experience data security incidents, loss of customer data, disruptions in delivery, or other problems, the market for SaaS solutions, including our platform, may be negatively affected. If SaaS solutions do not continue to achieve market acceptance, or there is a reduction in demand for SaaS solutions caused by a lack of customer acceptance, technological challenges, data security or privacy concerns, governmental regulation, competing technologies and products, or decreases in information technology spending, it would result in decreased revenue and our business would be adversely affected.

Privacy and data security concerns, and data collection and transfer restrictions and related domestic or foreign regulations may limit the use and adoption of our solutions and adversely affect our business.

Personal privacy, information security, and data protection are significant issues in the United States, Europe and many other jurisdictions where we offer our platform. The regulatory framework governing the collection, processing, storage and use of business information, particularly information that affects financial statements, and personal data, is rapidly evolving and any failure or perceived failure to comply with applicable privacy, security, or data protection laws or regulations may adversely affect our business.

The U.S. federal and various state and foreign governments have adopted or proposed requirements regarding the collection, distribution, use, security and storage of personally identifiable information and other data relating to individuals, and federal and state consumer protection laws are being applied to enforce regulations related to the online collection, use and dissemination of data. Some of these requirements include obligations on companies to notify individuals of security breaches involving particular personal information, which could result from breaches experienced by us or by organizations with which we have formed strategic relationships. Even though we may have contractual protections with such organizations, notifications related to a security breach could impact our reputation, harm customer confidence, hurt our expansion into new markets or cause us to lose existing customers.

Further, many foreign countries and governmental bodies, including the European Union, or EU, where we conduct business and have offices, have laws and regulations concerning the collection and use of personal data obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses. With regard to data transfers of personal data from our European employees and customers to the United States, we historically relied on our adherence to the U.S. Department of Commerce’s Safe Harbor Privacy Principles and compliance with the U.S.-EU and U.S.-Swiss Safe Harbor Frameworks as agreed to and set forth by the U.S. Department of Commerce, and the European Union and Switzerland, which established means for legitimizing the transfer of personal data by companies doing business in Europe from the EU to the U.S. As a result of the October 6, 2015 European Court of Justice opinion in Case C-362/14 (Schrems v. Data Protection Commissioner) or, the ECJ Ruling, the U.S.-EU Safe Harbor Framework was deemed an invalid method of compliance with EU restrictions on data transfers. We have taken certain measures to legitimize our transfers of personal data, both internally and on behalf of our customers, from the EU to the United States in the wake of the ECJ Ruling. Additionally, EU and U.S. political authorities adopted the U.S.-EU Privacy Shield on July 12, 2016, which may provide a new mechanism for companies to transfer EU personal data to the United States. It is unclear at this time whether the U.S.-EU Privacy Shield will serve as an appropriate means for us to transfer EU personal data from the EU to the U.S. Our means for transferring personal data from the EU may not be adopted by all of our customers and may be subject to legal challenge by data protection authorities, and we may experience reluctance or refusal by European customers to use our solutions due to potential risk exposure as a result of the ECJ Ruling. We and our customers face a risk of enforcement actions taken by EU data protection authorities regarding data transfers from the EU to the United States.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU, and other jurisdictions. For example, the European Commission recently adopted a General Data Protection Regulation, effective in May 2018, that will supersede current EU data protection legislation, impose more stringent EU data protection requirements, and provide for greater penalties for noncompliance. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Such laws and regulations are often subject to differing interpretations and may be inconsistent among jurisdictions. These and other requirements could reduce demand for our service, increase our costs, impair our ability to grow our business, or restrict our ability to store and process data or, in some cases, impact our ability to offer our service in some locations and may subject us to liability. Further, in view of new or modified federal, state or foreign laws and regulations, industry standards, contractual obligations and other legal obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our software or platform and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new products and features could be limited.

Further, following a referendum in June 2016 in which voters in the United Kingdom approved an exit from the EU, it is expected that the United Kingdom government will initiate a process to leave the EU (often referred to as “Brexit”). The Brexit has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact data protection laws or regulations designed to be consistent with the pending EU General Data Protection Regulation and how data transfers to and from the United Kingdom will be regulated.

Our customers also expect that we comply with regulatory standards that may place additional burdens on us. Our customers expect us to meet voluntary certifications or adhere to standards established by third parties, such as the SSAE 16, SOC1 and SOC2 audit processes, and may demand that they be provided a report from our auditors that we are in compliance. If we are unable to maintain these certifications or meet these standards, it could adversely affect our customers’ demand for our service and could harm our business.

The costs of compliance with and other burdens imposed by laws, regulations and standards may limit the use and adoption of our service and reduce overall demand for it, or lead to significant fines, penalties or liabilities for any noncompliance. Privacy, information security, and data protection concerns, whether valid or not valid, may inhibit market adoption of our platform, particularly in certain industries and foreign countries.

We depend and rely upon SaaS applications from third parties to operate our business and interruptions or performance problems with these technologies may adversely affect our business and operating results.

We rely heavily on SaaS applications from third parties in order to operate critical functions of our business, including billing and order management, enterprise resource planning, and financial accounting services. If these services become unavailable due to extended outages, interruptions, or because they are no longer available on commercially reasonable terms, our expenses could increase, our ability to manage finances could be interrupted and our processes for managing sales of our solutions and supporting our customers could be impaired until equivalent services, if available, are identified, obtained, and implemented, all of which could adversely affect our business.

We rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our software solutions.

We rely on computer hardware purchased or leased and software licensed from third parties in order to deliver our software solutions. This hardware and software may not continue to be available on commercially reasonable terms, if at all. Any loss of the right to use any of this hardware or software could result in delaying or preventing our ability to provide our software solutions until equivalent technology is either developed by us or, if available, identified, obtained and integrated. In addition, errors or defects in third-party hardware or software used in our software solutions could result in errors or a failure, which could damage our reputation, impede our ability to provide our platform or process information, and adversely affect our business and results of operations.

We face exposure to foreign currency exchange rate fluctuations that could harm our results of operations.

We conduct transactions, particularly intercompany transactions, in currencies other than the U.S. dollar, primarily the British pound and the Euro. As we grow our international operations, we expect the amount of our revenues that are denominated in foreign currencies to increase in the future. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar could affect our revenue and operating results due to transactional and translational remeasurements that are reflected in our results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be adversely affected.

Additionally, as a result of Brexit, global markets and foreign currencies have been adversely impacted. In particular, the value of the British pound has declined as compared to the U.S. dollar and other currencies. This volatility in foreign currencies is expected to continue as the U.K. negotiates and executes its exit from the European Union, but it is uncertain over what time period this will occur. A significantly weaker British pound compared to the U.S. dollar could have a negative effect on our business, financial condition and results of operations.

We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in full compliance with applicable laws.

Our solutions are subject to export controls, including the Commerce Department’s Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls. Obtaining the necessary authorizations, including any required license, for a particular export or sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. The U.S. export control laws and economic sanctions laws prohibit the export, reexport or transfer of specific products and services to U.S. embargoed or sanctioned countries, governments and persons. Even though we take precautions to prevent our solutions from being provided to U.S. sanctions targets, our solutions could be sold by resellers or could be used by persons in sanctioned countries despite such precautions. Failure to comply with the U.S. export control, sanctions and import laws could have negative consequences, including government investigations, penalties and reputational harm. We and our employees could be subject to civil or criminal penalties, including the possible loss of export or import privileges; fines, and, in extreme cases, the incarceration of responsible employees or managers. In addition, if our resellers fail to obtain appropriate import, export or re-export licenses or authorizations, we may also be adversely affected through reputational harm and penalties.

In addition, various countries regulate the import of encryption technology, including through import permitting/licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our customers’ ability to implement or access our solutions in those countries. Changes in our solutions or changes in export, sanctions and import regulations may create delays in the introduction and sale of our solutions in international markets, prevent our customers with international operations from accessing our solutions or, in some cases, preventing the export or import of our solutions to some countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions, or in our decreased ability to export or sell our solutions to existing or potential customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business, financial condition and results of operations.

We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such transactions.

On August 31, 2016, we completed our acquisition of Runbook. In addition, we may evaluate and consider potential strategic transactions, including mergers with or into other companies, and acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future. We also may enter into relationships with other businesses to expand our products and services, which could involve preferred or exclusive licenses, additional channels of distributions or discount pricing.

The Runbook acquisition or any future acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, such as Runbook, particularly if the key personnel of the acquired company choose not to work for us, their software is not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. In addition, Runbook offers an on-premise solution to its customers. If we are unable to migrate those customers to our cloud solution or if we are unable to integrate Runbook’s on-premise software with our platform, our business may be adversely affected. Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our existing stockholders;

•	use cash that we may need in the future to operate our business;

•	incur large charges or substantial liabilities;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•	become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

Changes in laws and regulations related to the Internet and cloud computing or changes to Internet infrastructure may diminish the demand for our solutions, and could have a negative impact on our business.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Regulators in some industries have also adopted, and may in the future adopt regulations or interpretive positions regarding the use of SaaS and cloud computing solutions. For example, some financial services regulators have imposed guidelines for the use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to utilizing such software. Changes in these laws or regulations could require us to modify our solutions in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based solutions and services such as ours. In addition, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms,” and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our solutions could decline.

Incorrect or improper implementation or use of our solutions could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition, and growth prospects.

Our platform is deployed in a wide variety of technology environments and into a broad range of complex workflows. Our platform has been integrated into large-scale, enterprise-wide technology environments, and specialized use cases, and our success depends on our ability to implement our platform successfully in these environments. We often assist our customers in implementing our platform, but many customers attempt to implement even complex deployments themselves or use a third-party service firm. If we or our customers are unable to implement our platform successfully, or are unable to do so in a timely manner, customer perceptions of our platform and company may be impaired, our reputation and brand may suffer, and customers may choose not to renew or expand the use of our platform.

Our customers and third-party resellers may need training in the proper use of our platform to maximize its potential. If our platform is not implemented or used correctly or as intended, including if customers input incorrect or incomplete financial data into our platform, inadequate performance may result. Because our customers rely on our platform to manage their financial close and other financial tasks, the incorrect or improper implementation or use of our platform, our failure to train customers on how to efficiently and effectively use our platform, or our failure to provide adequate product support to our customers, may result in negative publicity or legal claims against us. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for additional subscriptions to our platform.

Any failure to offer high-quality product support may adversely affect our relationships with our customers and our financial results.

In deploying and using our solutions, our customers depend on our support services team to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and adversely affect our operating results. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could adversely affect our reputation, our ability to sell our solutions to existing and prospective customers, our business, operating results, and financial position.

Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our operating results.

Our operating results may vary based on the impact of changes in our industry or the global economy on us or our customers. The revenue growth and potential profitability of our business depend on demand for business software applications and services generally and for accounting and finance systems in particular. Weak economic conditions affect the rate of accounting and finance and information technology spending and could adversely affect our customers’ or potential customers’ ability or willingness to purchase our cloud platform, delay purchasing decisions, reduce the value or duration of their subscription contracts, or affect attrition rates, all of which could adversely affect our operating results. If economic conditions deteriorate, our customers and prospective customers may elect to decrease their accounting and finance and information technology budgets, which would limit our ability to grow our business and negatively affect our operating results.

We provide service level commitments under our customer contracts, and if we fail to meet these contractual commitments, our revenues could be adversely affected.

Our customer agreements typically provide service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our applications, we may be contractually obligated to provide these customers with service credits, refunds for prepaid amounts related to unused subscription services, or we could face contract terminations. Our revenues could be significantly affected if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with our customers. Any extended service outages could adversely affect our reputation, revenues and operating results.

Seasonality could cause our operating results and financial metrics to fluctuate from quarter to quarter and make them more difficult to predict.

We typically add fewer customers in the first quarter of the year than other quarters. We also experience a higher volume of sales at the end of each quarter and year, which is often the result of buying decisions by our customers. Seasonality may be reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue, due to the fact that we recognize subscription revenue over the term of our agreements. We may also increase expenses in a period in anticipation of future revenues. Changes in the number of customers and users in different periods will cause fluctuations in our financial metrics and, to a lesser extent revenues. Those changes and fluctuations in our expenses will affect our results on a quarterly basis, and will make forecasting our future operating results and financial metrics difficult.

Our credit facility contains operating and financial covenants that restrict our business and financing activities and, in some cases, could result in an immediate requirement to repay our outstanding loans.

Borrowings under our credit facility are secured by substantially all of our assets, including our intellectual property. We expect to pay the entire outstanding balance under our credit facility with proceeds from this offering, including prepayment premiums. Our credit facility restricts our ability to, among other things:

•	dispose of or sell our assets;

•	make material changes in our business or management;

•	consolidate or merge with other entities;

•	incur additional indebtedness;

•	create liens on our assets;

•	pay dividends;

•	make investments, including capital expenditures;

•	enter into transactions with affiliates; and

•	pay off or redeem subordinated indebtedness.

These restrictions are subject to exceptions. In addition, our credit facility requires us to maintain a maximum consolidated leverage ratio, among other requirements. The credit facility, which was entered into by our operating subsidiary, BlackLine Systems, Inc. and guaranteed by our intermediary holding company, BlackLine Intermediate, Inc., also places restrictions on BlackLine Systems, Inc.’s ability to make dividend payments, loans or advances to us and our subsidiaries. All of BlackLine Systems, Inc.’s net assets are restricted from making dividend payments, loans or advances to us and our subsidiaries. Restricted net assets as of December 31, 2015 amounted to $166.2 million.

The operating and financial restrictions and covenants in the credit facility, as well as any future financing agreements that we may enter into, could restrict our ability to finance our operations and to engage in, expand or otherwise pursue business activities and strategies that we or our stockholders may consider beneficial. Our ability to comply with these covenants may be affected by events beyond our control, and future breaches of any of these covenants could result in a default under the credit facility. Future defaults, if not waived, could cause all of the outstanding indebtedness under our credit facility to become immediately due and payable and would permit the lenders to terminate all commitments to extend further credit and permit the administrative and collateral agent, on behalf of the lenders, to proceed against the collateral in which we granted the lenders a security interest.

On March 22, 2016, we amended our credit facility to establish an available $5.0 million revolving line of credit maturing on September 25, 2018. We amended our credit facility again on August 30, 2016 to add an additional term loan pursuant to which we borrowed $30 million and used the proceeds and cash on hand to acquire Runbook.

If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. This could materially and adversely affect our liquidity and financial condition and our ability to operate and continue our business as a going concern.

Our international operations subject us to potentially adverse tax consequences.

We report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

The enactment of legislation implementing changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to expansion of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to limitations.

As of December 31, 2015, we had federal and State of California net operating loss carryforwards, or NOLs, of $70.3 million and $65.6 million, respectively. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction and are subject to change from time to time. Some jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect our results of operations.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of the market for a comprehensive platform to automate accounting and finance processes and integrate ERPs may prove to be inaccurate. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing solutions, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

Natural disasters and other events beyond our control could harm our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our solutions to our customers, and could decrease demand for our solutions. The majority of our research and development activities, corporate headquarters, information technology systems and other critical business operations are located in California, which has experienced major earthquakes in the past. Significant recovery time could be required to resume operations and our financial condition and operating results could be harmed in the event of a major earthquake or catastrophic event.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. As of June 30, 2016, we had goodwill and intangible assets with a net book value of $213.9 million related to the Acquisition. An adverse change in market conditions, particularly if such change has the effect of changing one of our critical assumptions or estimates, could result in a change to the estimation of fair value that could result in an impairment charge to our goodwill or intangible assets. Any such charges may have a material negative impact on our operating results.

Risks Related to Ownership of Our Common Stock and this Offering

There has been no prior market for our common stock and an active market may not develop or be sustained and investors may not be able to resell their shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, if at all. An active or liquid market in our common stock may not develop following this offering or, if it does develop, it may not be sustainable.

Our stock price may be volatile or may decline regardless of our operating performance resulting in substantial losses for investors purchasing shares in this offering.

The trading price of our common stock is likely to be volatile and could fluctuate widely regardless of our operating performance. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	ratings changes by any securities analysts who follow our company;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic relationships, joint ventures, or capital commitments;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	developments or disputes concerning our intellectual property, or our products or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations, or new interpretations of existing laws or regulations applicable to our business;

•	any major change in our board of directors or management;

•	sales of shares of our common stock by us or our stockholders;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.

In addition, the stock markets, and in particular the market on which our common stock will be listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from operating our business, and adversely affect our business, results of operations, financial condition and cash flows.

The company will be controlled by our Principal Stockholders, whose interests may differ from those of other stockholders.

Immediately following this offering, our Principal Stockholders will beneficially own, in the aggregate, approximately 79.9%, or 81.6% if the entities affiliated with lconiq were to purchase all of the shares in which they have indicated an interest in this offering of our outstanding common stock and directors affiliated with our Principal Stockholders will comprise a majority of our board of directors. Further, we will enter into a Stockholders’ Agreement with the Principal Stockholders which will provide that the Principal Stockholders will be entitled to designate members of our board of directors as described in “Management—Board Composition.” We anticipate that the parties to the Stockholders’ Agreement will agree to vote for these nominees as well as other directors recommended by independent directors constituting a majority of our independent directors in a vote in which only independent directors participate.

Under the Stockholders’ Agreement and subject to our certificate of incorporation and bylaws, as amended and restated in connection with this offering, and applicable law, for so long as the Principal Stockholders collectively own or hold of record, directly or indirectly, in the aggregate at least 40% of their collective “Post-IPO Shares” (as defined in the Stockholders’ Agreement), as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in our capitalization, the following actions will require the approval of our board of directors, including the affirmative vote of at least two directors designated by Silver Lake Sumeru:

•	any voluntary liquidation, winding up or dissolution or any action relating to a voluntary bankruptcy, reorganization or recapitalization of the company or its subsidiaries;

•	certain dispositions of assets in excess of $50 million or entry into joint ventures requiring a capital contribution in excess of $50 million, in each case, by the company or its subsidiaries;

•	fundamental changes in the nature of the company’s or its subsidiaries’ existing lines of business or the entry into a new significant line of business;

•	any amendments to the company’s amended and restated certificate of incorporation and amended and restated bylaws;

•	incurrence of indebtedness in excess of $150 million;

•	appointment or termination of the Chief Executive Officer; and

•	change of control transactions.

See “Certain Relationships and Related Party Transactions—Transactions in Connection with the Offering—Stockholders’ Agreement.”

Immediately following this offering, the Principal Stockholders will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Further, our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply to Silver Lake Sumeru, Iconiq, their respective affiliates or the directors they designate, pursuant to their rights under the Stockholders’ Agreement in a manner that would prohibit them from investing in competing businesses or doing business with our partners or customers. Accordingly, these directors will have the rights to pursue business opportunities that may be of interest to the company and which they would otherwise need to provide to the company. See “Description of Capital Stock Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

Participation in this offering by certain of our existing stockholders would reduce the available public float for our shares.

Certain entities affiliated with Iconiq, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of 825,000 shares of our common stock in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, these affiliates may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to such affiliates. If these affiliates were to purchase all of these shares, they, together with our other directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, would beneficially own approximately 81.6% of our outstanding common stock immediately after this offering.

If these affiliates purchase all or a portion of the shares in which they have indicated an interest in this offering, such purchase would reduce the available public float for our shares because such affiliates would be restricted from selling such shares by a lock-up agreement they have entered into with our underwriters and by restrictions under applicable securities laws. As a result, any purchase of shares by such affiliates in this offering may reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

Although we do not expect to rely on the “controlled company” exemption, we will be a “controlled company” within the meaning of the stock exchange rules and we will qualify for exemptions from certain corporate governance requirements.

Because our Principal Stockholders will, collectively, own a majority of our outstanding common stock following the completion of this offering, we will be considered a “controlled company” as that term is set forth in the stock exchange rules. Under these rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including:

•	the requirement that a majority of its board of directors consist of independent directors;

•

the requirement that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with board resolutions or a written charter, as applicable, addressing the nominations process and related matters as required under the federal securities laws; and

•	the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a “controlled company.” Although we qualify as a “controlled company,” we do not expect to rely on this exemption and intend to fully comply with all corporate governance requirements under the stock exchange rules. However, if we were to utilize some or all of these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange rules regarding corporate governance.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, we will have outstanding 49,331,079 shares of our common stock, based on the number of shares outstanding as of June 30, 2016. This includes the shares included in this offering, which may be resold in the public market immediately. The remaining 40,731,079 shares are currently restricted as a result of market stand-off agreements and lock-up agreements with the underwriters restricting their sale for 180 days after the date of this prospectus. Goldman, Sachs & Co. and J.P. Morgan Securities LLC may, in their sole discretion, permit our officers, directors, employees and current stockholders who are subject to lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

Additionally, the shares of common stock subject to outstanding warrants or outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to legal and contractual limitations. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

After this offering, the holders of an aggregate of 39,419,140 shares of our common stock as of June 30, 2016 will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to market stand-off or lock-up agreements.

As a new investor, you will incur immediate and substantial dilution as a result of this offering.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $15.61 per share, based on the initial public offering price of $17.00 per share, and new investors will own approximately 17.4% of our outstanding common stock. This dilution is due in large part to earlier investors having generally paid substantially less than the initial public offering price when they purchased their shares. In addition, the exercise of outstanding options and warrants will, and future equity issuances may, result in further dilution to investors.

Provisions of our corporate governance documents could make an acquisition of the company more difficult and may impede attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws and the Delaware General Corporation Law, or DGCL, will contain provisions that could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our stockholders. Among other things:

•

we will have authorized but unissued shares of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of stockholders;

•	we will have a classified board of directors with staggered three-year terms;

•

stockholder action by written consent will be prohibited from and after the date on which the Principal Stockholders beneficially own, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors;

•

for as long as the Principal Stockholders beneficially own, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our amended and restated bylaws or our amended and restated certificate of incorporation by our stockholders will require the affirmative vote of 60% of the voting power of our stock entitled to vote thereon, voting together as a single class and at any time when the Principal Stockholders beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our amended and restated bylaws or of certain provisions of our amended and restated certificate of incorporation by our stockholders will require the affirmative vote of the holders of at least 75% of the voting power of our stock entitled to vote thereon, voting together as a single class outstanding; and

•

stockholders are required to comply with advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; provided, however, that such advance notice procedures will not apply to the Principal Stockholders at any time such person or entity owns in the aggregate at least 10% of the voting power of our stock entitled to vote generally in the election of directors.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the federal securities laws, and we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We will remain an “emerging growth company” until the last day of the fiscal year following the five-year anniversary of the completion of this offering, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second quarter of a fiscal year prior to the five-year anniversary, we would cease to be an “emerging growth company” as of the following December 31.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the exchanges and other markets upon which our common stock is listed, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. We will be required to disclose changes made in our internal control and procedures on a quarterly basis and we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase the value of our business, which could cause our stock price to decline.

We do not intend to pay dividends on our common stock so any returns will be limited to changes in the value of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business, and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends on our common stock is restricted by our current credit facility and may be prohibited or limited by the terms of our current and future debt financing arrangements. Any return to stockholders will therefore be limited to the increase, if any, of our stock price, which may never occur.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated bylaws, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, or (4) any action asserting a claim against us that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having personal jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision. The forum selection clause in our amended and restated bylaws may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to attract new customers and expand sales to existing customers;

•	the retention of our customers;

•	our ability to manage growth effectively;

•	our future financial performance and ability to achieve and maintain profitability;

•	our ability to provide successful enhancements, new features and modifications to our solutions;

•	the success of a limited number of solutions for which we derive substantially all of our revenues;

•	our relationships with technology vendors, professional services firms and business process outsourcers;

•	breaches or unauthorized access to customer data;

•	interruptions or performance problems associated with our solutions, platform and technology;

•	our ability to prevent serious errors or defects in our products; and

•	our use of the net proceeds of this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, market opportunity and market size, is based on information from various sources, including reports we commissioned with Frost & Sullivan and an independent industry publication by Gartner Inc., or Gartner.

The Gartner Report (as defined below) described in this prospectus represents research opinions or viewpoints published as part of a syndicated subscription service by Gartner and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

In certain instances where the Gartner Report is identified as the source of market and industry data contained in this prospectus, the applicable report is identified by superscript notations. The source of this data is provided below:

•	Gartner, Magic Quadrant for Financial Corporate Performance Management Solutions, May 31, 2016, or the Gartner Report.

In presenting this information, we have also made assumptions based on such data and other similar sources and on our knowledge of the markets for our solutions. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, estimates of third parties, particularly as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $131.3 million, based upon the initial public offering price of $17.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $151.7 million, after deducting underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to obtain additional capital and increase our financial flexibility, create a public market for our stock, and increase our visibility in the marketplace. We currently intend to use the net proceeds we receive from this offering to repay the entire outstanding balance under our credit facility and for general corporate purposes, including working capital, research and development activities, sales and marketing activities, general and administrative matters and capital expenditures and to fund our growth plans. We entered into a term loan under our credit facility in September 2013, or the 2013 Term Loan. In March 2016, we amended our credit facility to add an additional $5.0 million term loan, or the 2016 Incremental Term Loan. As of June 30, 2016, an aggregate of $35.7 million of principal was outstanding under our credit facility. In August 2016, we amended our credit facility again, pursuant to which we borrowed an additional $30 million under a new term loan, or the 2016 Acquisition Term Loan. We used the proceeds from the 2016 Acquisition Term Loan and cash on hand to acquire Runbook, and we used the proceeds from the 2016 Incremental Term Loan for general corporate purposes, including working capital, research and development activities, sales and marketing activities and general and administrative matters. Our credit facility requires us to pay a prepayment premium of 1% of the amount prepaid under the 2013 Term Loan in the event of early prepayment prior to September 2016, up to 3% of the 2016 Incremental Term Loan for any prepayment prior to maturity and up to 2% of the 2016 Acquisition Term Loan for any prepayment prior to maturity. The 2013 Term Loan, 2016 Incremental Term Loan and 2016 Acquisition Term Loan expire and mature on September 25, 2018. The 2013 Term Loan, the 2016 Incremental Term Loan and the 2016 Acquisition Term Loan each bear interest at (i) the greater of LIBOR or 1.5% plus (ii) 8%, and can be paid in varying amounts in cash or in kind. At June 30, 2016, the interest rate on the 2013 Term Loan and 2016 Incremental Term Loan was 9.5%. For additional discussion of our credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” We may also, in our discretion, use a portion of the net proceeds for the acquisition of, or investment in, businesses, products, services, or technologies that complement our business, although we have no current commitments or agreements to enter into any acquisitions or investments. We will have broad discretion over the uses of the net proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. Currently, the provisions of our credit facility place certain limitations on the amount of cash dividends we can pay.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization at June 30, 2016:

•	on an actual basis; and

•

on a pro forma basis giving effect to (i) the issuance of 8,600,000 shares of our common stock in this offering, at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us net of $1.1 million of offering costs paid as of June 30, 2016, (ii) the reclassification of $2.7 million of deferred offering costs recorded in other assets as of June 30, 2016 to additional paid-in capital, and (iii) the use of proceeds from the offering to repay amounts outstanding under our credit facility at June 30, 2016, including prepayment premiums, each as if such events had occurred on June 30, 2016.

You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of June 30, 2016
	Actual	Pro Forma
	(in thousands, except share data)
Cash and cash equivalents	$13,647	$109,881

Capital lease obligations, net of current portion	434	434
Term loan, net(1)	34,399	—
Common stock warrant liability	5,200	5,200
Stockholders’ equity:
Common stock, $0.01 par value, 50,000,000 shares authorized, 40,731,079 issued and outstanding actual, and 500,000,000 shares authorized, 49,331,079 issued and outstanding pro forma	407	493
Additional paid-in capital	217,456	348,636
Accumulated deficit	(65,051)	(66,796)

Total stockholders’ equity	152,812	282,333

Total capitalization	$192,845	$287,967

(1)	Excludes an additional $30 million term loan we borrowed under our amended credit facility in August 2016. We used the proceeds from the additional term loan and cash on hand to fund the acquisition of Runbook as described in Note 8 of our condensed consolidated interim financial statements appearing elsewhere in this prospectus. We currently intend to use a portion of the net proceeds we receive from this offering to repay the entire outstanding balance under our credit facility. See “Use of Proceeds.”

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, as of June 30, 2016, pro forma cash and cash equivalents would be $130.3 million, additional paid-in capital would be $369.0 million, total stockholders’ equity would be $302.7 million and shares outstanding would be 50,621,079.

The pro forma column in the table above is based on 40,731,079 shares of our common stock outstanding as of June 30, 2016, and excludes the following:

•

5,914,161 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2016, with a weighted-average exercise price of $8.87 per share;

•	499,999 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of June 30, 2016, with an exercise price of $5.00 per share; and

•

7,340,825 shares of our common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 1,144,825 shares of common stock reserved for future awards under the 2014 Equity Incentive Plan, or our 2014 Plan, as of June 30, 2016 (which will terminate as of immediately prior to the effectiveness of our 2016 Plan (as described below) and no awards will be granted under our 2014 Plan thereafter) and (ii) 6,196,000 shares of common stock reserved for issuance under our 2016 Equity Incentive Plan, or our 2016 Plan, which will become effective one business day prior to the effective date of the registration statement of which this prospectus forms a part. Stock options to purchase an aggregate of 1,490,395 shares of our common stock, with a weighted average exercise price of $14.13 per share were granted after June 30, 2016 under our 2014 Plan. Any shares covering awards granted under our 2014 Plan that, on or after the termination of our 2014 Plan, expire or terminate without having been exercised in full or are forfeited to us, tendered to or withheld by us for the payment of an exercise price or for tax withholding, or repurchased by us due to failure to vest, will become available for issuance under our 2016 Plan, with the maximum number of shares to be added to our 2016 Plan from our 2014 Plan equal to 6,780,000 shares. Our 2016 Plan also provides for automatic annual increases in the number of shares reserved under our 2016 Plan, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans;” and

•	192,187 shares of our common stock sold to Runbook employees for $3.1 million in the aggregate in September 2016.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering. Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering.

Our historical net tangible book deficit as of June 30, 2016 was $63.8 million, or $(1.57) per share. Our historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2016.

After giving effect to (i) the sale by us of 8,600,000 shares of our common stock in this offering at the initial public offering price of $17.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses net of $1.1 million of offering costs paid as of June 30, 2016, (ii) the reclassification of $2.7 million of deferred offering costs recorded in other assets as of June 30, 2016 to additional paid-in capital, and (iii) the use of proceeds from the offering to repay amounts outstanding under our credit facility at June 30, 2016 including prepayment premiums, each as if such events had occurred on June 30, 2016, our pro forma net tangible book value as of June 30, 2016 would have been $68.4 million, or $1.39 per share. This represents an immediate increase in pro forma net tangible book value of $2.96 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $15.61 per share to investors purchasing shares of our common stock in this offering at the initial public offering price. The following table illustrates this dilution:

Initial public offering price per share		$17.00
Historical net tangible book deficit per share as of June 30, 2016	$(1.57)
Increase in pro forma net tangible book value per share attributable to new investors in this offering	2.96

Pro forma net tangible book value per share immediately after this offering		1.39

Dilution in pro forma net tangible book value per share to new investors in this offering		$15.61

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $1.75 per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $15.25 per share.

The following table presents, as of June 30, 2016, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of shares of our common stock and the average price per share paid or to be paid to us at the initial public offering price of $17.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	40,731,079	82.6%	$204,982,000	58.4%	$5.03
New investors	8,600,000	17.4%	146,200,000	41.6%	$17.00

Totals	49,331,079	100%	$351,182,000	100.0%	$7.12

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing stockholders would own 80.5% and our new investors would own 19.5% of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on 40,731,079 shares of our common stock outstanding as of June 30, 2016, and excludes:

•

5,914,161 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2016, with a weighted-average exercise price of $8.87 per share;

•	499,999 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of June 30, 2016, with an exercise price of $5.00 per share;

•

7,340,825 shares of our common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 1,144,825 shares of common stock reserved for future awards under the 2014 Equity Incentive Plan, or our 2014 Plan, as of June 30, 2016 (which will terminate as of immediately prior to the effectiveness of our 2016 Plan (as described below) and no awards will be granted under our 2014 Plan thereafter) and (ii) 6,196,000 shares of common stock reserved for issuance under our 2016 Equity Incentive Plan, or our 2016 Plan, which will become effective one business day prior to the effective date of the registration statement of which this prospectus forms a part. Stock options to purchase an aggregate of 1,490,395 shares of our common stock, with a weighted average exercise price of $14.13 per share were granted after June 30, 2016 under our 2014 Plan. Any shares covering awards granted under our 2014 Plan that, on or after the termination of our 2014 Plan, expire or terminate without having been exercised in full or are forfeited to us, tendered to or withheld by us for the payment of an exercise price or for tax withholding, or repurchased by us due to failure to vest, will become available for issuance under our 2016 Plan, with the maximum number of shares to be added to our 2016 Plan from our 2014 Plan equal to 6,780,000 shares. Our 2016 Plan also provides for automatic annual increases in the number of shares reserved under our 2016 Plan, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans;” and

•	192,187 shares of our common stock sold to Runbook employees for $3.1 million in the aggregate in September 2016.

To the extent that any outstanding options to purchase our common stock or the warrants to purchase common stock are exercised, or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. You should read this selected consolidated financial data together with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

On September 3, 2013, we acquired BlackLine Systems, Inc., which we refer to as the Acquisition. Prior to the Acquisition, we had no significant operations. As a result, the consolidated financial statements for the periods from January 1, 2013 to September 2, 2013 are presented as BlackLine Systems, Inc., which we refer to as the Predecessor, and all subsequent periods are presented as BlackLine, Inc., which we refer to as the Successor. The Successor financial statements reflect a new basis of accounting as a result of the Acquisition and therefore are not comparable to the Predecessor financial statements. We refer to the period from January 1, 2013 to September 2, 2013 as the 2013 Predecessor Period and the period from September 3, 2013 to December 31, 2013 as the 2013 Successor Period.

The consolidated statements of operations data for the 2013 Predecessor Period is derived from the audited consolidated financial statements of the Predecessor not included in this prospectus. The consolidated statements of operations data for the 2013 Successor Period and the consolidated balance sheet data as of December 31, 2013 are derived from the consolidated financial statements of the Successor not included in this prospectus. The consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2015 and 2016 and the consolidated balance sheet data as of June 30, 2016 are derived from the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair statement of those unaudited condensed consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

Consolidated Statements of Operations Data:

			Year Ended December 31,		Six Months Ended June 30,
	2013	2013
	Predecessor Period	Successor Period	2014	2015	2015	2016
	(In thousands, except share and per share data)

Revenues
Subscription and support	$21,977	$7,723	$49,029	$80,080	$35,880	$52,977
Professional services	1,407	860	2,648	3,527	1,592	2,610

Total revenues	23,384	8,583	51,677	83,607	37,472	55,587

Cost of revenues
Subscription and support	4,442	4,346	14,380	19,773	9,101	12,075
Professional services	1,145	499	2,218	2,956	1,338	1,928

Total cost of revenues(1)(2)	5,587	4,845	16,598	22,729	10,439	14,003

Gross profit	17,797	3,738	35,079	60,878	27,033	41,584

Operating expenses
Sales and marketing(1)(2)	10,453	6,895	31,837	56,546	24,954	37,242
Research and development(1)	4,738	2,225	9,705	18,216	8,034	10,465
General and administrative(1)(2)(3)	6,978	2,827	11,716	20,928	9,052	11,935
Acquisition-related costs	5,586	1,634	—	—	—	—

Total operating expenses	27,755	13,581	53,258	95,690	42,040	59,642

Loss from operations	(9,958)	(9,843)	(18,179)	(34,812)	(15,007)	(18,058)

Other expense:
Interest expense, net	(22)	(781)	(3,047)	(3,215)	(1,644)	(1,840)
Change in fair value of the common stock warrant liability	—	—	(3,700)	(420)	(250)	300

Other expense, net	(22)	(781)	(6,747)	(3,635)	(1,894)	(1,540)

Loss before income taxes	(9,980)	(10,624)	(24,926)	(38,447)	(16,901)	(19,598)
Provision for (benefit from) income taxes	21	(3,954)	(8,174)	(13,713)	(6,109)	(2,722)

Net loss	$(10,001)	$(6,670)	$(16,752)	$(24,734)	$(10,792)	$(16,876)

Net loss per share, basic and diluted	$(0.12)	$(0.17)	$(0.42)	$(0.61)	$(0.27)	$(0.41)

Weighted average common shares outstanding, basic and diluted	82,250,000	40,018,824	40,089,082	40,579,057	40,497,372	40,707,137

Pro forma net loss per share, basic and diluted (unaudited)(4)				$(0.53)		$(0.36)

Pro forma weighted average common shares, basic and diluted (unaudited)				42,457,152		42,872,886

(1)	The following table presents the stock-based compensation expense included in each respective expense category:

	2013 Predecessor Period	2013 Successor Period	Year Ended December 31,		Six Months Ended June 30,
			2014	2015	2015	2016
	(in thousands)
Cost of revenues	$86	$—	$249	$466	$225	$275
Sales and marketing	124	—	1,059	2,418	1,145	1,333
Research and development	330	—	229	588	260	334
General and administrative	360	—	480	2,025	680	1,232

	$900	$—	$2,017	$5,497	$2,310	$3,174

(2)	The following table presents the amortization of intangible assets included in each respective expense category:

	2013 Predecessor Period	2013 Successor Period	Year Ended December 31,		Six Months Ended June 30,
			2014	2015	2015	2016
	(in thousands)
Cost of revenues	$—	$2,048	$6,139	$6,139	$3,069	$3,069
Sales and marketing	—	1,162	3,487	3,487	1,744	1,744
General and administrative	—	821	2,466	2,466	1,233	1,233

	$—	$4,031	$12,092	$12,092	$6,046	$6,046

(3)	General and administrative expenses include a decrease in fair value of contingent consideration of $781,000 for the year ended December 31, 2014, and increases in fair value of contingent consideration of $41,000, $26,000, and $143,000 for the year ended December 31, 2015 and six months ended June 30, 2015 and 2016, respectively.
(4)	Pro forma basic and diluted net loss per share for the year ended December 31, 2015 and the six months ended June 30, 2016 has been computed to give effect to the issuance of 1.9 million and 2.2 million shares of common stock, respectively, that would have been required to be issued to repay the then outstanding credit facility balance, including the prepayment premium, assuming the issuance of such shares at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Also, the numerator in the pro forma basic and diluted net loss per share calculation for the year ended December 31, 2015 and the six months ended June 30, 2016 have been adjusted to reverse the interest expense on our credit facility, net of tax, of $2.1 million and $1.6 million, respectively. The pro forma net loss per share does not include the proceeds to be received from the initial public offering, or shares expected to be sold in the initial public offering, except for those shares necessary to be issued to repay the credit facility.

Consolidated Balance Sheet Data:

	As of December 31,			As of June 30, 2016
	2013	2014	2015	Actual	Pro Forma(1)
	(in thousands)
Cash and cash equivalents	$14,855	$25,707	$15,205	$13,647	$109,881
Total assets	275,025	285,550	286,750	282,798	376,320
Deferred revenue	17,328	34,574	52,750	60,501	60,501
Capital lease obligations, net of current portion	—	—	558	434	434
Long-term debt(2)	23,132	25,673	28,267	34,399	—
Total stockholders’ equity	193,852	183,947	166,168	152,812	282,333

(1)	The pro forma balance sheet gives effect to (i) the issuance of 8,600,000 shares of our common stock in this offering, at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses net of $1.1 million of offering costs paid as of June 30, 2016, (ii) the reclassification of $2.7 million of deferred offering costs recorded in other assets as of June 30, 2016 to additional paid-in capital, and (iii) the use of proceeds from the offering to repay amounts outstanding under our credit facility at June 30, 2016, including the prepayment premiums, each as if such events had occurred on June 30, 2016.

(2)	Excludes an additional $30 million term loan we borrowed under our amended credit facility in August 2016. We used the proceeds from the additional term loan and cash on hand to fund the acquisition of Runbook as described in Note 8 of our condensed consolidated interim financial statements appearing elsewhere in this prospectus. We currently intend to use a portion of the net proceeds we receive from this offering to repay the entire outstanding balance under our credit facility. See “Use of Proceeds.”

Key Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

	December 31,			June 30,
	2013	2014	2015	2015	2016
Dollar-based net revenue retention rate	120%	118%	120%	120%	119%
Number of customers (as of end of period)	738	987	1,338	1,145	1,523
Number of users (as of end of period)	67,387	93,665	128,726	111,383	147,466

Dollar-based net revenue retention rate.    We believe that dollar-based net revenue retention rate is an important metric to measure the long-term value of customer agreements and our ability to retain and grow our relationships with existing customers over time. We calculate dollar-based net revenue retention rate as the implied monthly subscription and support revenue at the end of a period for the base set of customers from which we generated subscription revenue in the year prior to the calculation, divided by the implied monthly subscription and support revenue one year prior to the date of calculation for that same customer base. This calculation does not reflect implied monthly subscription and support revenue for new customers added during the one year period but does include the effect of customers who terminated during the period. We define implied monthly subscription and support revenue as the total amount of minimum subscription and support revenue contractually committed to, under each of our customer agreements over the entire term of the agreement, divided by the number of months in the term of the agreement.

Number of customers.    We believe that our ability to expand our customer base is an indicator of our market penetration and the growth of our business. We define a customer as an entity with an active subscription agreement as of the measurement date. In situations where an organization has multiple subsidiaries or divisions, each entity that is invoiced as a separate entity is treated as a separate customer. However, where an existing customer requests its invoice be divided for the sole purpose of restructuring its internal billing arrangement without any incremental increase in revenue, such customer continues to be treated as a single customer. For the 2013 Predecessor Period, the 2013 Successor Period, the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, no single customer accounted for more than 10% of our total revenues.

Number of users.    Since our customers generally pay fees based on the number of users of our platform within their organization, we believe the total number of users is an indicator of the growth of our business.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the non-GAAP measures below are useful to us and our investors in evaluating our business. These non-GAAP financial measures are useful because they provide consistency and comparability with our past performance, facilitate period-to-period comparisons of operations, and facilitate comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands, except percentages)
Non-GAAP Revenues	$38,012	$56,629	$83,607	$37,472	$55,587
Non-GAAP Gross Profit	$29,714	$46,419	$67,483	$30,327	$44,928
Non-GAAP Gross Margin	78.2%	82.0%	80.7%	80.9%	80.8%
Non-GAAP Net Loss	$(1,604)	$(2,550)	$(20,114)	$(8,059)	$(10,424)

Non-GAAP Revenues.    We define non-GAAP revenues as our GAAP revenues adjusted for the impact of purchase accounting resulting from the Acquisition. Upon the Acquisition, deferred revenue at the Acquisition date was recorded at fair value, resulting in a reduction from its then carrying value. This reduction resulted in reduced revenue in the 2013 Successor Period and for the year ended December 31, 2014. Our non-GAAP revenues for the year ended December 31, 2013 combines the GAAP revenues for the 2013 Predecessor Period and the 2013 Successor Period adjusted for by the purchase accounting adjustment. We believe that presenting non-GAAP revenues is useful to investors as it more fully reflects our core revenue growth rate during 2013 and 2014 and allows a direct comparison of revenues between periods. The purchase accounting adjustments to revenues related to the Acquisition did not affect our revenues for the year ended December 31, 2015 and will not affect our revenues for future periods.

Non-GAAP Gross Profit and Non-GAAP Gross Margin.    We define non-GAAP gross profit as our non-GAAP revenues less our GAAP cost of revenue adjusted for the amortization of acquired developed technology resulting from the Acquisition and stock-based compensation. We define non-GAAP gross margin as our non-GAAP gross profit divided by our non-GAAP revenues. We believe that presenting non-GAAP gross margin is useful to investors as it eliminates the impact of certain non-cash expenses and allows a direct comparison of gross margin between periods.

Non-GAAP Net Loss.    We define non-GAAP net loss as our GAAP net loss adjusted for the impact of the benefit from income taxes, stock-based compensation, amortization of acquired intangible assets resulting from the Acquisition, accretion of debt discount pertaining to our 2013 Term Loan, accretion of warrant discount relating to warrants issued in connection with our 2013 Term Loan, the adjustment to revenues for the impact of purchase accounting resulting from the Acquisition, the change in the fair value of contingent consideration, the change in fair value of the common stock warrant liability, Acquisition-related costs and one-time cash payments to stock option holders.

The benefit from income taxes excluded from our GAAP net loss represents domestic state and federal tax benefits that we were able to recognize as a result of the deferred tax liabilities associated with the intangible assets established upon the Acquisition. During 2016, our cumulative deferred tax assets, which comprise primarily of net operating losses, are expected to exceed our deferred tax liabilities, and because of our recent history of operating losses we believe that the realization of the deferred tax assets is not more likely than not. Accordingly, we have established a valuation allowance against our deferred tax assets. For 2016 we will no longer be able to fully recognize a tax benefit which will result in a lower effective income tax benefit than for the years ended December 31, 2014 and 2015. Accordingly, we believe that presenting non-GAAP net loss without this income tax benefit is useful to investors to enhance comparability of our results among periods. We have not excluded income tax expense relating to our international operations as we expect that this will continue to be reflected in our future statements of operations.

We have excluded the effect of stock-based compensation expense in calculating our non-GAAP net loss. Although stock-based compensation is a key incentive offered to our employees, we continue to evaluate our performance excluding stock-based compensation expense. We record stock-based compensation expense related to grants of options and, depending on the size, timing, and the terms of the grants, stock-based compensation expense may vary significantly.

Amortization of intangibles includes the amortization expense associated with the developed technology, trademarks, non-compete agreements, and customer relationships that were capitalized as a result of the Acquisition. These amortization expenses would not have been incurred absent the Acquisition and are excluded from GAAP net loss to enhance comparability to competitors that did not undergo a similar transaction or recognize similar intangible assets.

We incurred additional indebtedness to fund the Acquisition, and this indebtedness gave rise to debt and warrant discounts that we accrete through interest expense. The accretion of debt and warrant discounts were excluded from GAAP net loss as these costs would not have been incurred without the Acquisition. The accretion of debt discounts for financing transactions not used to fund the Acquisition were not included in the reconciliation to non-GAAP net income (loss) as these financings were used to finance general corporate matters.

The purchase accounting adjustment to revenue impacted the 2013 and 2014 periods, and, as a result, these amounts have been excluded from GAAP loss to enhance comparability to other periods presented.

Contingent consideration represents the cash consideration required to be paid to certain equity holders if we realize a tax benefit from the net operating losses generated from stock options exercised concurrent with the Acquisition. Changes in the fair value of contingent consideration liability primarily reflects changes in the expected timing of our ability to utilize the net operating losses. This liability would not exist had the Acquisition not occurred and thus we exclude changes in the fair value of contingent consideration from our GAAP net loss.

Common stock warrants were issued in conjunction with debt used to fund the Acquisition and the value of these warrants is impacted by a number of factors not directly attributable to our financial performance, including factors affecting our stock price and the volatility of peer companies’ stock price. Accordingly, for our internal financial measures we exclude the change in the fair value of common stock warrants from our GAAP net loss.

Both acquisition-related costs as well as compensation costs for payments to stock option holders were a direct result the Acquisition and due to the fact they have not recurred in the subsequent periods presented, we have excluded them from GAAP net loss for the 2013 period to enhance comparability of our results between periods.

We believe that presenting non-GAAP net loss is useful to investors as it eliminates the impact of items that have been impacted by the Acquisition, purchase accounting and other related costs in order to allow a direct comparison of net loss between all periods presented.

Our non-GAAP financial measures have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest

GAAP equivalents. First, non-GAAP revenues, non-GAAP gross profit, non-GAAP gross margin and non-GAAP net loss are not substitutes for revenue, gross profit, gross margin and net loss, respectively. Second, these non-GAAP financial measures may not provide information directly comparable to measures provided by other companies in our industry, as those other companies may calculate their non-GAAP financial measures differently, particularly related to adjustments for acquisition accounting and non-recurring expenses. Third, these non-GAAP measures exclude certain recurring expenses that have been and will continue to be significant expenses of our business.

Reconciliation of Non-GAAP Financial Measures

The following table presents a reconciliation of revenues, gross profit, gross margin and net loss, the most comparable GAAP measures, to non-GAAP revenues, non-GAAP gross profit, non-GAAP gross margin and non-GAAP net loss:

	2013 Predecessor Period	2013 Successor Period	Year Ended December 31,			Six Months Ended June 30,
			2013 Combined	2014	2015	2015	2016
	(in thousands, except percentages)
Non-GAAP Revenues:
Revenues	$23,384	$8,583	$31,967	$51,677	$83,607	$37,472	$55,587
Purchase accounting adjustment to revenue	—	6,045	6,045	4,952	—	—	—

Total Non-GAAP Revenues	$23,384	$14,628	$38,012	$56,629	$83,607	$37,472	$55,587

Non-GAAP Gross Profit:
Gross Profit	$17,797	$3,738	$21,535	$35,079	$60,878	$27,033	$41,584
Purchase accounting adjustment to revenue	—	6,045	6,045	4,952	—	—	—
Amortization of developed technology	—	2,048	2,048	6,139	6,139	3,069	3,069
Stock-based compensation expense	86	—	86	249	466	225	275

Total Non-GAAP Gross Profit	$17,883	$11,831	$29,714	$46,419	$67,483	$30,327	$44,928

Gross Margin	76.1%	43.6%	67.4%	67.9%	72.8%	72.1%	74.8%
Non-GAAP Gross Margin	76.5%	80.9%	78.2%	82.0%	80.7%	80.9%	80.8%
Non-GAAP Net Loss:
Net Loss	$(10,001)	$(6,670)	$(16,671)	$(16,752)	$(24,734)	$(10,792)	$(16,876)
Benefit from income taxes	—	(3,972)	(3,972)	(8,282)	(13,934)	(6,151)	(2,895)
Stock-based compensation expense	900	—	900	2,017	5,497	2,310	3,174
Amortization of acquired intangible assets	—	4,031	4,031	12,092	12,092	6,046	6,046
Accretion of debt discount	—	57	57	228	228	114	146
Accretion of warrant discount	—	74	74	276	276	138	138
Purchase accounting adjustment to revenue	—	6,045	6,045	4,952	—	—	—
Change in fair value of contingent consideration	—	—	—	(781)	41	26	143
Change in fair value of common stock warrant liability	—	—	—	3,700	420	250	(300)
Acquisition-related costs	5,586	1,634	7,220	—	—	—	—
Compensation costs for payments to stock option holders in association with the Acquisition	712	—	712	—	—	—	—

Total Non-GAAP Net Loss	$(2,803)	$1,199	$(1,604)	$(2,550)	$(20,114)	$(8,059)	$(10,424)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read together with our consolidated financial statements and accompanying notes included elsewhere within this prospectus. This discussion includes both historical information and forward-looking information that involves risk, uncertainties and assumptions. Our actual results may differ materially from management’s expectations as a result of various factors, including, but not limited to, those discussed in the section entitled “Risk Factors.”

Overview

We have created a comprehensive cloud-based software platform designed to transform and modernize accounting and finance operations for organizations of all types and sizes. Our secure, scalable platform supports critical accounting processes such as the financial close, account reconciliations, intercompany accounting and controls assurance. By introducing software to automate these processes and to enable them to function continuously, we empower our customers to improve the integrity of their financial reporting, increase efficiency in their accounting and finance processes and enhance real-time visibility into their operations.

We began operations in 2002 and, in 2004, we were engaged by one of our customers to build custom software to manage their account reconciliations. Because we observed that many accounting processes were managed and tracked with spreadsheets that required manual reconciliation on a periodic basis, which were expensive, labor-intensive, inefficient and subject to error, we believed that other companies could benefit from automated accounting and finance tools and we began licensing our account reconciliation software to other customers. In 2005, we began offering a Software as a Service, or SaaS, platform to provide greater and easier scalability for our customers, and have exclusively sold SaaS solutions since 2009.

As of June 30, 2016, we had more than 1,500 customers with over 147,000 users in approximately 120 countries. Additionally, we continue to build strategic relationships with technology vendors, professional services firms, business process outsourcers and resellers.

We are a holding company and conduct our operations through our wholly-owned subsidiary, BlackLine Systems, Inc. BlackLine Systems, Inc. funded its business with investments from our founder and cash flows from operations until September 3, 2013, when we acquired BlackLine Systems, Inc. and Silver Lake Sumeru and Iconiq acquired a controlling interest in us, which we refer to as the “Acquisition.” We refer to Silver Lake Sumeru and Iconiq collectively as our “Investors.” The Acquisition was accounted for as a business combination under GAAP and resulted in a change in accounting basis as of the date of the Acquisition.

Our platform consists of seven core cloud-based products, including Account Reconciliation, Task Management, Transaction Matching, Journal Entry, Variance Analysis, Consolidation Integrity Manager and Daily Reconciliation. Customers typically purchase these products in packages that we refer to as solutions, but they have the option to purchase these products individually. Current solutions include Reconciliation Management and Financial Close Management. Our platform also includes two new solutions, Intercompany Hub and Insights, which were introduced in November 2015.

We derived approximately 95% of our revenue from subscriptions to our cloud-based software platform and approximately 5% from professional services for the six months ended June 30, 2016. The majority of subscriptions are sold through one-year non-cancellable contracts, with a growing percentage of subscriptions sold through three-year non-cancellable contracts. We price our subscriptions based on a number of factors, primarily the number of users having access to the products and the number of products purchased by the customer. Subscription revenue is recognized ratably over the term of the customer agreement. The first year of subscription fees are typically payable within 30 days after execution of a contract, and thereafter upon renewal.

Professional services consist of implementation and consulting services. Although our platform is ready to use immediately after a new customer has access to it, we typically help customers implement our solutions for a fixed fee which is initially recorded as deferred revenue and recognized on a proportional performance basis as the services are performed. We also provide consulting services to help customers optimize the use of our products. We charge customers for our consulting services on a time-and-materials basis and we recognize that revenue as services are performed.

We typically invoice customers annually in advance for annual and multi-year subscriptions and invoice in advance or on a time-and-materials basis for professional services. We record amounts invoiced for portions of annual subscription periods that have not occurred or services that have not been performed as deferred revenue on our balance sheet.

We sell our platform primarily through our direct sales force, which leverages our relationships with technology vendors, professional services firms and business process outsourcers. In particular, we have a strategic relationship with SAP. Our solution is an SAP endorsed business solution that integrates with SAP’s ERP solutions. Under our agreement with SAP, which we entered into in 2013, we pay SAP a fee based on a percentage of revenues from our new customers that use an SAP ERP system. We continue to pay SAP a fee for these customers over the term of their subscription agreements. For the six months ended June 30, 2016, revenues from our customers under this agreement accounted for $8.8 million, or approximately 16%, of our total revenues. For the year ended December 31, 2015, revenues from our customers under this agreement accounted for $9.4 million, or approximately 11%, of our total revenues. Additionally, we are expanding our channel of resellers, particularly in markets outside of the United States.

We target our sales and marketing efforts at both enterprise and mid-market businesses. We define the enterprise market as companies with greater than $500 million in annual revenue, and we define mid-market as companies with between $50 and $500 million in annual revenue. For the six months ended June 30, 2016, sales to enterprise and mid-market customers represented 83% and 17% of our revenues, respectively. For the years ended December 31, 2014 and 2015, sales to enterprise customers represented 90% and 86% of our revenues, respectively, while sales to mid-market customers represented 10% and 14% of our revenues, respectively. Additionally, we target our efforts at both new customers and existing customers. Existing customers may renew their subscriptions and broaden the deployment of our platform across their organizations by increasing the number of users accessing our platform or by adding additional products. We have historically signed a higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the fourth quarter of each year and usually during the last month of the quarter. This can be attributed to buying patterns typical in the software industry. As the terms of most of our customer agreements are measured in full year increments, agreements initially entered into the fourth quarter or last month of any quarter will generally come up for renewal at that same time in subsequent years. This seasonality is reflected in our revenues, though the impact to overall annual or quarterly revenues is minimal due to the fact that we recognize subscription revenue ratably over the term of the customer contract.

We believe the addressable market for our platform is large and growing. According to a study we commissioned with Frost & Sullivan, in 2015 there were more than 165,000 corporate organizations worldwide that are in our addressable market with revenues greater than $50 million. As a result, we expect to continue to grow our direct sales team and to expand our relationships with technology vendors, professional services firms, business process outsourcers and resellers. We also intend to continue to invest in research and development to extend the functionality of our platform and develop new solutions and features.

We have experienced significant revenue growth and adoption of our platform. Prior to the Acquisition, we funded our business with investments from our founder and cash flows from operations. More recently, we have accelerated investment in our business in 2014 and 2015, including expansion of our software and development teams and our sales force as well as our international presence.

For the years ended December 31, 2014 and 2015, we had revenues of $51.7 million and $83.6 million, respectively, and we incurred net losses of $16.8 million and $24.7 million, respectively. For the six months ended June 30, 2015 and 2016, we had revenues of $37.5 million and $55.6 million, respectively, and we incurred net losses of $10.8 million and $16.9 million, respectively.

Factors Affecting Performance

We believe that our future performance will depend on many factors, including those described below. While these areas present significant opportunity, they also present risks that we must manage to achieve successful results. See the section titled “Risk Factors.” If we are unable to address these challenges, our business and operating results could be adversely affected.

Expansion and Further Penetration of Our Customer Base.    We employ a land-and-expand sales strategy that focuses on efficiently acquiring new customers and growing our relationships with existing customers over time. As the chart below illustrates, we have a history of attracting new customers and expanding their revenue with us over time. Building upon this success, we believe significant opportunity exists for us to acquire new customers in both the enterprise and mid-market segments across all geographies, as well as expand the use of our platform by selling additional products and increasing the number of users within our current customers’ organizations.

The chart reflects annualized subscription and support revenue for the group of customers that became our customers in each respective cohort year. A “cohort” is a grouping of customers by the year specified. For instance, the 2012 cohort includes all customers whose contract start date is between January 1, 2012 and December 31, 2012. We calculate annualized subscription and support revenue at a particular date as the total amount of minimum subscription and support revenue contractually committed under each of our customer agreements for that month through the remaining term of the agreement, divided by the remaining number of months in the term of the agreement, multiplied by twelve. Our annualized subscription and support revenue as of June 30, 2016 for each of our 2012, 2013, 2014 and 2015 customer cohorts represented an increase over the initial annualized subscription and support revenue for such customer cohorts of 2.9x, 2.1x, 1.8x and 1.3x, respectively. We calculate initial annualized subscription and support revenue for any given cohort year as the sum of annualized subscription and support revenue as of the first month of each customer agreement that was entered into within that given cohort year. Accordingly, in contrast to annualized subscription and support revenue, initial annualized subscription and support revenue does not reflect any changes in the payments due under or the duration of customer agreements following the first month of the customer agreement.

Investment in Growth.    We plan to continue to invest in our business so that we can capitalize on our market opportunity. We intend to continue to grow our global sales and marketing team to acquire new customers and to increase sales to existing customers. We intend to continue to grow our research and development team to extend the functionality and range of our applications to bring new and improved solutions to accounting and finance. However, we expect our sales and marketing expenses and research and development expenses as a percentage of revenues to decrease over time as we grow our revenues and gain economies of scale by increasing our customer base and increase sales to our existing customer base. We believe that these investments will contribute to our long-term growth, although they may adversely affect our profitability in the near term.

Leveraging Strategic Relationships.    We plan to continue to strengthen and expand our relationships with technology vendors, professional services firms, business process outsourcers and resellers. These relationships enable us to increase the speed of deployment and offer a wider range of integrated services to our customers. We intend to support these existing relationships, seek additional relationships and further expand our channel of resellers to help us increase our presence in existing markets and to expand into new markets. Our business and results of operations will be significantly affected by our success in leveraging and expanding these relationships.

Market Adoption of Our Platform.    A key focus of our sales and marketing efforts is creating market awareness about the benefits of our cloud-based SaaS platform. The market for SaaS solutions for accounting and finance is less mature than the market for on-premise accounting and finance software applications, and potential customers may be slow or unwilling to migrate from their legacy solutions such as spreadsheets, manual processes or home grown solutions. It is difficult to predict customer adoption rates and demand, the future growth rate and size of the SaaS platform for accounting and finance market or the entry of competitive solutions. Our business and operating results will be significantly affected by the degree to and speed with which organizations adopt our solutions.

Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

	December 31,			June 30,
	2013	2014	2015	2015	2016
Dollar-based net revenue retention rate	120%	118%	120%	120%	119%
Number of customers (as of end of period)	738	987	1,338	1,145	1,523
Number of users (as of end of period)	67,387	93,665	128,726	111,383	147,466

Dollar-based net revenue retention rate.    We believe that dollar-based net revenue retention rate is an important metric to measure the long-term value of customer agreements and our ability to retain and grow our relationships with existing customers over time. We calculate dollar-based net revenue retention rate as the implied monthly subscription and support revenue at the end of a period for the base set of customers from which we generated subscription revenue in the year prior to the calculation, divided by the implied monthly subscription and support revenue one year prior to the date of calculation for that same customer base. This calculation does not reflect implied monthly subscription and support revenue for new customers added during the one year period but does include the effect of customers who terminated during the period. We define implied monthly subscription and support revenue as the total amount of minimum subscription and support revenue contractually committed to, under each of our customer agreements over the entire term of the agreement, divided by the number of months in the term of the agreement.

Number of customers.     We believe that our ability to expand our customer base is an indicator of our market penetration and the growth of our business. We define a customer as an entity with an active subscription agreement as of the measurement date. In situations where an organization has multiple subsidiaries or divisions, each entity that is invoiced as a separate entity is treated as a separate customer. However, where an existing customer requests its invoice be divided for the sole purpose of restructuring its internal billing arrangement without any incremental increase in revenue, such customer continues to be treated as a single customer. For the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016, no single customer accounted for more than 10% of our total revenues.

Number of users.     Since our customers generally pay fees based on the number of users of our platform within their organization, we believe the total number of users is an indicator of the growth of our business.

Key Components of our Results of Operations

Revenues

Subscription and support.     The majority of subscriptions are sold through one-year non-cancellable contracts and a growing percentage of subscriptions are sold through three-year non-cancellable contracts. Fees are based on a number of factors, including the number of users having access to the products and the number of products purchased by the customer. The first year of subscription fees are typically payable within 30 days after execution of a contract, and thereafter upon renewal. We initially record the subscription fees as deferred revenue and recognize revenue on a straight-line basis over the term of the agreement. At any time during the subscription period, customers may increase their number of users and add products. Additional fees are payable for the remainder of the initial or renewed contract term. Customers may only reduce their number of users or subscription to products upon renewal of their arrangement. Revenues from subscriptions to our cloud-based software platform comprised approximately 95% of our revenues for the six months ended June 30, 2016.

Subscription and support revenues also include revenues associated with sales of on-premise software licenses, which we sold prior to our migration to SaaS, and related support. We no longer develop any new applications or functionality for on-premise software licensed to customers, but we continue to provide post-contract support to approximately 20 customers that had not migrated to our SaaS solution as of December 31, 2015. Revenues related to annual renewals of post-contract support are recognized on a straight-line basis over the support period and comprised approximately less than one-half of 1% of total revenues for the six months ended June 30, 2016.

Professional services.     We offer our customers implementation and consulting services. Although our platform is ready to use immediately after a new customer has access to it, we typically help customers implement our solutions for a fixed fee and we recognize revenue over the period such services are performed. We also provide consulting and training services to help customers optimize the use of our products. We charge customers for our consulting and training services on a time-and-materials basis and we recognize revenue as services are performed. Professional services revenues comprised approximately 5% of our revenues for the six months ended June 30, 2016.

For a description of our revenue accounting policies, see “Critical Accounting Policies and Estimates.”

Cost of Revenues

Subscription and support cost of revenues.     Subscription and support cost of revenues primarily consists of amortization of developed technology costs resulting from the Acquisition, salaries, benefits and stock-based compensation associated with our hosting operations and support personnel, data center costs related to hosting our cloud-based software and amortization of capitalized internal-use software costs. We also allocate a portion of overhead to subscription and support cost of revenues.

Professional services costs of revenues.     Costs associated with providing professional services primarily consist of salaries, benefits and stock based compensation associated with our implementation personnel. These costs are expensed as incurred when the services are performed. We also allocate a portion of overhead to professional services cost of revenues.

Operating Expenses

Sales and marketing.     Sales and marketing expenses consist primarily of personnel costs of our sales and marketing employees, including salaries, sales commissions and incentives, benefits and stock-based compensation expense, travel and related costs, commissions paid in connection with our strategic relationships, outside consulting fees, marketing programs, including lead generation, costs of our annual conference, advertising and trade shows, other event expenses and allocated overhead costs. We defer sales and partner commissions and amortize them ratably over the term of the corresponding subscription agreement. Sales and marketing expenses also include amortization of customer relationship intangible assets. We expect sales and marketing expenses will increase as we expand our direct sales teams and increase sales through our strategic relationships and resellers.

Research and development.     Research and development expenses consist primarily of salaries, benefits and stock-based compensation associated with our engineering, product and quality assurance personnel and allocated overhead costs. Research and development expenses also include the cost of third-party contractors. Other than internal-use software development costs that qualify for capitalization, research and development costs are expensed as incurred. We expect research and development costs to increase as we develop new solutions and make improvements to our existing platform.

General and administrative.     General and administrative expenses consist primarily of salaries, benefits and stock-based compensation associated with our executive, finance, legal, human resources, compliance and other administrative personnel, accounting, auditing and legal professional services fees, recruitment costs, other corporate-related expenses and allocated overhead costs. General and administrative expenses also include amortization of covenant not to compete and tradename intangible assets. We expect that general and administrative expenses will increase as we incur the costs of compliance associated with being a publicly-traded company, including legal, audit and consulting fees.

Interest Income (Expense)

Interest income (expense), net consists primarily of interest expense from borrowings under our credit facility and amortization of debt discounts and issuance costs.

Change in Fair Value of Common Stock Warrant Liabilities

We have issued warrants to purchase common stock in connection with our credit facility. The warrants are measured at fair value each period, with changes in fair value recorded in our consolidated statement of operations. The warrants will continue to be measured at fair value each period until the earlier of their exercise or termination. Increases in the fair value of our common stock will result in an increase in the fair value of our common stock warrant liability and a corresponding increase in our net loss.

Benefit from Income Taxes

We are subject to federal and state income taxes in the United States and taxes in foreign jurisdictions. As of December 31, 2015, for federal and state jurisdictions outside of the State of California we were in a net deferred tax liability position primarily as a result of intangible assets acquired in the Acquisition. These deferred tax liabilities have been an available source of income to realize our losses and accordingly, we have recorded an income tax benefit in our statement of operations. We will be required to record a valuation allowance against our deferred tax assets to the extent that realization of the deferred tax assets, including consideration of our deferred tax liabilities, is not more likely than not. As of December 31, 2015, for the State of California income taxes, our deferred assets exceeded our deferred tax liabilities, and given our cumulative losses, we believe that it is not more likely than not these deferred tax assets will be realized. Accordingly, we recorded a valuation allowance on these net state deferred tax assets. We anticipate that in 2016 our deferred tax assets for federal and non-California jurisdictions, arising principally from our cumulative losses, will exceed our deferred tax liabilities, and given uncertainty as to their realization, we will be required to record a valuation allowance against all our U.S. deferred tax assets.

Our effective tax rate for the periods presented differs from the U.S. federal tax rate of 34% due to state taxes, expenses not deductible for income tax purposes including the change in fair value of common stock warrants, acquisition related costs, other tax credits and the valuation allowance on our California net deferred tax assets. Our effective tax rate in the future will change to the extent we are required to record a valuation allowance on our non-California net deferred tax assets.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the non-GAAP measures below are useful to us and our investors in evaluating our business. These non-GAAP financial measures are useful because they provide consistency and comparability with our past performance, facilitate period-to-period comparisons of operations and facilitate comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands, except percentages)
Non-GAAP Revenues	$38,012	$56,629	$83,607	$37,472	$55,587
Non-GAAP Gross Profit	$29,714	$46,419	$67,483	$30,327	$44,928
Non-GAAP Gross Margin	78.2%	82.0%	80.7%	80.9%	80.8%
Non-GAAP Net Loss	$(1,604)	$(2,550)	$(20,114)	$(8,059)	$(10,424)

For additional information and our reconciliation of Non-GAAP financial measures to GAAP, refer to “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Recent Developments

On August 31, 2016, we completed our acquisition of Runbook Company B.V., a Netherlands based provider of financial close automation software and integration solutions for SAP customers. We acquired Runbook to enhance the connectivity and integration of our platform to SAP and other systems. We believe this acquisition enhances our position as a leading provider of software solutions to automate the financial close process for SAP customers and supports our European expansion strategy.

The aggregate purchase consideration of $34 million for the Runbook acquisition, which is subject to final working capital adjustments, was paid in cash on the acquisition date. The estimated purchased working capital includes approximately $3 million in cash. We amended our credit facility to add an additional term loan and we borrowed $30 million and used the proceeds and cash on hand to fund the acquisition. The financial information in this prospectus does not give pro forma effect to the acquisition of Runbook. The acquisition did not meet the significance thresholds under the applicable SEC rules and regulations requiring pro forma financial information for the acquisition or separate financial statements of Runbook.

We will account for the Runbook acquisition as a business combination, which will result in the following principal impacts on our financial statements:

•	increase in operating expenses due to Runbook’s operations;

•	increase in amortization costs resulting from the acquisition of intangible assets;

•	increase in interest expense resulting from the additional $30 million term loan; and

•	increase in exposure to foreign currencies, primarily the Euro.

Results of Operations

On September 3, 2013, we acquired BlackLine Systems, Inc. and Silver Lake Sumeru and Iconiq acquired a controlling interest in us, which we refer to as the “Acquisition. We accounted for the Acquisition as a business combination, which resulted in a new basis of accounting. The Acquisition resulted in the following principal impacts on our financial statements:

•	A reduction in revenues for the year ended December 31, 2014 as a result of the deferred revenue at the Acquisition date being recorded at fair value at an amount less than its then carrying value;

•

Increased amortization costs resulting from recording of intangible assets at fair value. We record amortization of acquired developed technology in cost of revenues, amortization of customer relationships in sales and marketing expenses, and amortization of covenants not to compete and tradename intangible assets in general and administrative expenses;

•	Contingent consideration issued as part of the Acquisition is recorded at fair value each period with changes in fair value recorded in general and administrative costs;

•

Prior to the Acquisition, BlackLine Systems, Inc. was an S-Corporation, where its earnings flowed through to its shareholders. Post-Acquisition, we are a C-Corporation and are subject to federal and state income taxes in the United States, which resulted in a significant change in our tax provision or tax benefit and our deferred tax assets and liabilities, including $70.3 million in federal and $65.6 million in the State of California net operating loss carryforwards, as of December 31, 2015; and

•	Shortly after the Acquisition we issued debt, which increased our interest expense for periods post-Acquisition.

The following table sets forth our statements of operations for each of the periods indicated in dollars.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(In thousands)
Revenues
Subscription and support	$49,029	$80,080	$35,880	$52,977
Professional services	2,648	3,527	1,592	2,610

Total revenues	51,677	83,607	37,472	55,587

Cost of revenues
Subscription and support	14,380	19,773	9,101	12,075
Professional services	2,218	2,956	1,338	1,928

Total cost of revenues	16,598	22,729	10,439	14,003

Gross profit	35,079	60,878	27,033	41,584

Operating expenses
Sales and marketing	31,837	56,546	24,954	37,242
Research and development	9,705	18,216	8,034	10,465
General and administrative	11,716	20,928	9,052	11,935

Total operating expenses	53,258	95,690	42,040	59,642

Loss from operations	(18,179)	(34,812)	(15,007)	(18,058)

Other expense:
Interest expense, net	(3,047)	(3,215)	(1,644)	(1,840)
Change in fair value of the common stock warrant liability	(3,700)	(420)	(250)	300

Other expense, net	(6,747)	(3,635)	(1,894)	(1,540)

Loss before income taxes	(24,926)	(38,447)	(16,901)	(19,598)
Benefit from income taxes	(8,174)	(13,713)	(6,109)	(2,722)

Net loss	$(16,752)	$(24,734)	$(10,792)	$(16,876)

Comparison of Six Months Ended June 30, 2015 and 2016

Total revenues

	Six Months Ended June 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
Subscription and support	$35,880	$52,977	$17,097	47.7%
Professional services	1,592	2,610	1,018	63.9%

Total revenues	$37,472	$55,587	$18,115	48.3%

Total revenues increased for the six months ended June 30, 2016 as compared to the same period of 2015 primarily due to a 33% increase in the number of customers, a 32% increase in the number of users added by existing customers and an increase in the number of products purchased by existing customers.

Total cost of revenues

	Six Months Ended June 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
Subscription and support	$9,101	$12,075	$2,974	32.7%
Professional services	1,338	1,928	590	44.1%

Total cost of revenues	$10,439	$14,003	$3,564	34.1%

Gross margin	72.1%	74.8%

Total cost of revenues increased primarily due to a $2.5 million increase in salaries, benefits and stock-based compensation and a $0.5 million increase in amortization of capitalized software costs. Salaries, benefits and stock-based compensation increased primarily due to growth in headcount, which increased by 52% between June 30, 2015 and 2016. Amortization of our capitalized software development costs increased due to larger total capitalized costs as we expanded the functionality of our solutions.

The improvement in gross margin was primarily the result of amortization of developed technology included in our cost of revenues which is a fixed cost each period. Accordingly, an increase in revenues resulted in an improvement in our gross margin.

Sales and marketing

	Six Months Ended June 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
Sales and marketing	$24,954	$37,242	$12,288	49.2%
Percentage of total revenues	66.6%	67.0%

Sales and marketing expense increased primarily due to a $8.1 million increase in salaries, sales commissions and incentives and stock-based compensation, a $1.4 million increase in commissions payable to third parties that refer customers to us, a $0.7 million increase in travel and related costs, a $0.9 million increase in outside consulting fees, and a $0.4 million increase in advertising and trade show costs. The increase in salaries, sales commissions and incentives and stock-based compensation was primarily driven by an increase in headcount and revenue growth. Our sales and marketing headcount increased by 40% between June 30, 2015 and 2016. The increase in commissions payable to third parties was primarily driven by the expansion of our relationships with technology vendors, including SAP. Travel and related costs have increased due to expansion of our sales organization. The increase in outside consulting fees was primarily due to an increase in digital marketing services.

Research and development

	Six Months Ended June 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
Research and development	$8,034	$10,465	$2,431	30.3%
Percentage of total revenues	21.4%	18.8%

Research and development expense increased primarily due to a $1.8 million increase in salaries, benefits and stock-based compensation and a $0.9 million increase in services provided by third-party contractors. These increases were partially offset by an increase in capitalized costs related to software development of $0.5 million. Our research and development headcount increased by 23% between January 1, 2015 and June 30, 2015 and decreased marginally between June 30, 2015 and June 30, 2016. The increase in headcount for the six months ended June 30, 2015 occurred primarily later in that period and so the increase was not fully reflected in salaries, benefits and stock-compensation until the 2016 period. The additional number of third-party contractors were used to further maintain, enhance and develop our platform.

General and administrative

	Six Months Ended June 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
General and administrative	$9,052	$11,935	$2,883	31.8%
Percentage of total revenues	24.2%	21.5%

General and administrative increased primarily due to a $2.4 million increase in salaries, benefits and stock-based compensation due to an increase in headcount of 35% between June 30, 2015 and 2016 and stock option grants to new executive officers and other employees and a $0.3 million increase in facility related expenses.

Interest expense, net

	Six Months Ended June 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
Interest expense, net	$(1,644)	$(1,840)	$(196)	11.9%

Interest expense, net increased due to an increase in interest expense on a larger long-term debt principal balance. During the six months ended June 30, 2015 and 2016, we paid between 20% and 30% of our interest costs in cash and the remainder increased the principal balance.

Change in fair value of common stock warrant liability

	Six Months Ended June 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
Change in fair value of common stock warrant liability	$(250)	$300	$550	(220.0%)

We value our common stock warrants using a binomial lattice model. The primary input into the binomial lattice model is the fair value of our common stock. The fair value of our common stock did not significantly change between December 31, 2014 and June 30, 2015 and between December 31, 2015 and June 30, 2016.

Income tax benefit

	Six Months Ended June 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
Benefit from income taxes	$(6,109)	$(2,722)	$3,387	(55.4%)

The effective tax rate for six months ended June 30, 2016 of 13.9% differs from the U.S. federal statutory rate of 34% primarily as a result state taxes, net of federal benefit, and valuation allowance for U.S. federal and state income taxes. The effective tax rate for six months ended June 30, 2015 of 36.1% differs from the U.S. federal statutory rate of 34% primarily as a result of state taxes, net of federal benefit, foreign taxes and a valuation allowance on State of California net deferred tax assets. We record a valuation allowance against our deferred tax assets to the extent that realization of the deferred tax assets, including consideration of its deferred tax liabilities, is not more likely than not. For the year ending December 31, 2016, for both federal and state income taxes, our deferred assets are estimated to exceed our deferred tax liabilities and because of our recent history of operating losses we believe that the realization of the deferred tax assets is currently not more likely than not. Accordingly, we have recorded a valuation allowance against our federal and state deferred tax assets. Taxes for international operations are not material for the six months ended June 30, 2015 and 2016.

Comparison Years Ended December 31, 2014 and 2015

Total revenues

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
Subscription and support	$49,029	$80,080	$31,051	63.3%
Professional services	2,648	3,527	879	33.2%

Total revenues	$51,677	$83,607	$31,930	61.8%

Total revenues increased for the year ended December 31, 2015 as compared to 2014 primarily due to an increase in the number of customers, an increase in the number of users added by existing customers and an increase in the number of products purchased by existing customers. The increase in total revenues was also impacted by purchase accounting. Upon the Acquisition, deferred revenue was recorded at fair value, resulting in a reduction from its then carrying value. This reduction resulted in reduced revenue in the 2014 period by $5.0 million. There was no corresponding reduction in the 2015 period. Excluding the impact of this purchase accounting adjustment, our total revenue increased by 47.6% for the year ended December 31, 2015 as compared to 2014.

Total cost of revenues

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
Subscription and support	$14,380	$19,773	$5,393	37.5%
Professional services	2,218	2,956	738	33.3%

Total cost of revenues	$16,598	$22,729	$6,131	36.9%

Gross margin	67.9%	72.8%

Total cost of revenues increased primarily due to a $4.0 million increase in salaries, benefits and stock-based compensation, a $1.1 million increase in data center costs and a $0.6 million increase in amortization of capitalized software costs. Salaries, benefits and stock-based compensation increased primarily due to growth in headcount, which increased by 69% between December 31, 2014 and 2015. Costs associated with our datacenter increased due to costs of additional bandwidth associated with the growth in our customer base. Amortization of our capitalized software development costs increased due to larger total capitalized costs as we expanded the functionality of our solutions.

Our gross margin was 67.9% and 72.8% for the years ended December 31, 2014 and 2015, respectively. The improvement in gross margin was primarily the result of the impact of purchasing accounting adjustments, which reduced revenue in the 2014 period with no corresponding adjustment in 2015. In addition, amortization of developed technology included in our cost of revenues is a fixed cost each period. Accordingly, an increase in revenues resulted in an improvement in our gross margin.

Sales and marketing

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
Sales and marketing	$31,837	$56,546	$24,709	77.6%
Percentage of total revenues	61.6%	67.6%

Sales and marketing expense increased primarily due to a $16.4 million increase in salaries, sales commissions and incentives and stock-based compensation, a $2.4 million increase in commissions payable to third parties that refer customers to us, a $1.6 million increase in travel and related costs, a $1.0 million increase in advertising and trade shows and a $0.9 million increase in outside consulting fees. The increase in salaries, sales commissions and incentives and stock-based compensation was primarily driven by an increase in headcount and revenue growth. Our sales and marketing headcount increased by 59% between December 31, 2014 and 2015. The increase in commissions payable to third parties was primarily driven by the expansion of our relationships with technology vendors, including SAP. The increase in advertising and trade shows was primarily due to an increase in our marketing efforts. The increase in outside consulting fees was primarily due to an increase in digital marketing services.

Research and development

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
Research and development	$9,705	$18,216	$8,511	87.7%
Percentage of total revenues	18.8%	21.8%

Research and development expense increased primarily due to a $5.5 million increase in salaries, benefits and stock-based compensation due to an increase in headcount and a $3.2 million increase in services provided by third-party contractors. These increases were partially offset by an increase in capitalized costs related to software development of $0.7 million. Our research and development headcount increased by 32% between December 31, 2014 and 2015. Costs of third-party contractors increased by 238% between 2014 and 2015. The additional headcount and number of third-party contractors were used to further maintain, enhance and develop our platform.

General and administrative

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
General and administrative	$11,716	$20,928	$9,212	78.6%
Percentage of total revenues	22.7%	25.0%

General and administrative increased primarily due to a $4.0 million increase in salaries, benefits and stock-based compensation due to an increase in headcount of 72% between December 31, 2014 and 2015 and stock option grants to new executive officers and other employees, a $2.8 million increase in professional services costs due to legal, accounting and auditing fees as we prepare for our initial public offering, additional recruitment costs and a $0.5 million increase in facility related expenses related to the expansion of our global headquarters. In addition, our general and administrative costs in 2014 were reduced by $0.8 million relating to the change in fair value of contingent consideration. There was no significant change in contingent consideration during 2015.

Interest expense, net

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
Interest expense, net	$(3,047)	$(3,215)	$(168)	5.5%

Interest expense, net increased due to an increase in interest expense on a larger long-term debt principal balance. During 2014 and 2015, we paid between 20% and 30% of our interest costs in cash and the remainder increased the principal balance.

Change in fair value of common stock warrant liability

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
Change in fair value of common stock warrant liability	$(3,700)	$(420)	$3,280	(88.6%)

We value our common stock warrants using a binomial lattice model. The primary input in the binomial lattice model driving the change in the fair value our common stock warrants is the value of our common stock. The increase in the liabilities associated with our common stock warrants in both years was driven by the increase in the value of our common stock. Refer to “—Critical Accounting Policies and Estimates—Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value of Common Stock”.

Income tax benefit

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
Benefit from income taxes	$(8,174)	$(13,713)	$(5,539)	67.8%

Our effective tax rate was 32.8% in 2014 and 35.7% in 2015. The effective tax rate differs from the U.S. federal statutory rate of 34% primarily because of state taxes, net of federal benefit, the change in the value of our common stock warrants and contingent consideration, which are not deductible for income tax purposes, and valuation allowance for State of California deferred income tax assets. We record a valuation allowance against our deferred tax assets to the extent that realization of the deferred tax assets, including consideration of our deferred tax liabilities, is not more likely than not. For 2015, for the State of California, our deferred assets exceed our deferred tax liabilities and given our cumulative losses, we believe that it is not more likely than not that these deferred tax assets will be realized. Accordingly, we recorded a valuation allowance on our net State of California deferred tax assets. Taxes for our international operations were not material in 2014 and 2015.

Quarterly Results of Operations

The following tables set forth selected key metrics and unaudited quarterly consolidated statements of operations for 2015 and the first half of 2016. The consolidated financial statements for each of these quarterly periods have been prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all normal recurring adjustments necessary for the fair statement of the financial information contained in these statements. The historical financial results are not necessarily indicative of future results and should be read in conjunction with our annual financial statements and the related notes included elsewhere in this prospectus.

The following table sets forth selected metrics data for each of the periods indicated:

	Three Months Ended
	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
Dollar-based net revenue retention rate	120%	120%	120%	120%	120%	119%
Number of customers (as of end of period)	1,067	1,145	1,219	1,338	1,411	1,523
Number of users (as of end of period)	102,903	111,383	119,912	128,726	137,341	147,466

The following table sets forth selected consolidated statements of operations data for each of the periods indicated:

	Three Months Ended
	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
	(in thousands)
Revenues
Subscription and support	$17,282	$18,598	$20,786	$23,414	$25,328	$27,649
Professional services	765	827	875	1,060	1,233	1,377

Total revenues(1)(2)	18,047	19,425	21,661	24,474	26,561	29,026

Cost of revenues
Subscription and support	4,287	4,814	5,119	5,553	5,961	6,114
Professional services	666	672	824	794	979	949

Total cost of revenues(1)(2)	4,953	5,486	5,943	6,347	6,940	7,063

Gross profit	13,094	13,939	15,718	18,127	19,621	21,963

Operating expenses
Sales and marketing(1)(2)	11,657	13,297	14,740	16,852	18,169	19,073
Research and development(1)	3,569	4,465	4,904	5,278	5,272	5,193
General and administrative(1)(2)(3)	3,805	5,247	5,916	5,960	5,979	5,956

Total operating expenses	19,031	23,009	25,560	28,090	29,420	30,222

Loss from operations	(5,937)	(9,070)	(9,842)	(9,963)	(9,799)	(8,259)

Other income (expense)
Interest expense, net	(782)	(862)	(822)	(749)	(861)	(979)
Change in fair value of the common stock warrant liability	30	(280)	80	(250)	—	300

Other expense, net	(752)	(1,142)	(742)	(999)	(861)	(679)

Loss before income taxes	(6,689)	(10,212)	(10,584)	(10,962)	(10,660)	(8,938)
Benefit from income taxes	(2,435)	(3,674)	(3,849)	(3,755)	(1,325)	(1,397)

Net loss	$(4,254)	$(6,538)	$(6,735)	$(7,207)	$(9,335)	$(7,541)

(1)	The following table presents the stock-based compensation expense included in each respective expense category:

	Three Months Ended
	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
Cost of revenues	$87	$138	$126	$115	$141	$134
Sales and marketing	463	682	602	671	672	661
Research and development	89	171	160	168	161	173
General and administrative	149	531	672	673	651	581

	788	1,522	1,560	1,627	1,625	1,549

(2)	The following table presents the amortization of intangible assets included in each respective expense category:

	Three Months Ended
	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
Cost of revenues	$1,534	$1,535	$1,535	$1,535	$1,534	$1,535
Sales and marketing	872	872	872	871	872	872
General and administrative	617	616	616	617	617	616

	3,023	3,023	3,023	3,023	3,023	3,023

(3)	General and administrative includes increases in fair value of contingent consideration of $13,000 in each of the first three quarters of 2015, $2,000 during the three months ended December 31, 2015, $62,000 during the three months ended March 31, 2016, and $81,000 during the three months ended June 30, 2016.

The increase in total revenues in each of the periods presented was primarily due to an increase in the number of customers, an increase in the number of users added by existing customers and an increase in the number of products purchased by existing customers. From December 31, 2014 to June 30, 2016, our customer count increased from 987 to 1,523. In addition, the number of BlackLine users increased from 93,665 to 147,466 at the corresponding dates.

Cost of revenues in each of the periods presented increased on an incremental basis to support the demand for our platform. The improvement in gross margin was primarily the result of the amortization of developed technology included in our cost of revenues, which is a fixed cost each period. Accordingly, increased revenues resulted in an improvement in our gross margin.

Sales and marketing expenses have consistently increased for each of the periods presented due to the expansion in headcount of our mid-market and enterprise direct sales teams.

Research and development expenses increased steadily during 2015 due to growth in headcount and use of third-party contractors to support our development efforts. In 2016, research and development expenses have remained consistent.

General and administrative expenses have increased during the quarterly periods primarily due to increases in our headcount and, during the last four quarters, also due to increased legal, accounting and other costs incurred to support our expanding operations and in preparation for our initial public offering.

More generally, our quarterly operating results have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, many of which are beyond our control. Such factors include, in addition to those described in the “Risk Factors” section of this prospectus:

•	our ability to attract new customers;

•	the timing and rate at which we enter into agreements for our solutions with new customers;

•	the extent to which our existing customers renew their subscriptions for our solutions and the timing of those renewals;

•	the extent to which our existing customers purchase additional products or add incremental users;

•	changes in the mix of our sales to new and existing customers;

•	changes to the proportion of our client base that is comprised of enterprise or mid-market customers;

•	seasonal factors affecting the demand for our solutions;

•	our ability to manage growth, including in terms of new customers, additional users and new geographies;

•	the timing and success of competitive solutions offered by our competitors;

•	changes in our pricing policies and those of our competitors; and

•	general economic and market conditions.

One or more of these factors may cause our quarterly operating results to vary widely. As such, we believe that our quarterly results of operations may vary significantly in the future and that our historical operating results are not indicative of future performance.

The following table sets forth selected non-GAAP information for each of the periods selected:

	Three Months Ended
	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
	(in thousands, except percentages)
Non-GAAP Revenues	$18,047	$19,425	$21,661	$24,474	$26,561	$29,026
Non-GAAP Gross Profit	$14,715	$15,612	$17,379	$19,777	$21,296	$23,632
Non-GAAP Gross Margin	81.5%	80.4%	80.2%	80.8%	80.2%	81.4%
Non-GAAP Net Loss	$(2,781)	$(5,278)	$(5,917)	$(6,138)	$(5,893)	$(4,531)

The following table presents a reconciliation of revenues, gross profit, gross margin and net loss, the most comparable GAAP measures, to non-GAAP revenues, non-GAAP gross profit, non-GAAP gross margin and non-GAAP net loss.

	Three Months Ended
	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
	(in thousands, except percentages)
Non-GAAP Revenues:
Revenues	$18,047	$19,425	$21,661	$24,474	$26,561	$29,026

Non-GAAP Revenues(1)	$18,047	$19,425	$21,661	$24,474	$26,561	$29,026

Non-GAAP Gross Profit:
Gross profit	$13,094	$13,939	$15,718	$18,127	$19,621	$21,963
Amortization of developed technology	1,534	1,535	1,535	1,535	1,534	1,535
Stock-based compensation expense	87	138	126	115	141	134

Non-GAAP Gross Profit(1)	$14,715	$15,612	$17,379	$19,777	$21,296	$23,632

Gross Margin	72.6%	71.8%	72.6%	74.1%	73.9%	75.7%
Non-GAAP Gross Margin(1)	81.5%	80.4%	80.2%	80.8%	80.2%	81.4%
Non-GAAP Net Loss:
Net Loss	$(4,254)	$(6,538)	$(6,735)	$(7,207)	$(9,335)	$(7,541)
Benefit from income taxes	(2,447)	(3,704)	(3,824)	(3,959)	(1,402)	(1,493)
Stock-based compensation expense	788	1,522	1,560	1,627	1,625	1,549
Amortization of acquired intangible assets	3,023	3,023	3,023	3,023	3,023	3,023
Accretion of debt discount	57	57	57	57	65	81
Accretion of warrant discount	69	69	69	69	69	69
Change in fair value of contingent consideration	13	13	13	2	62	81
Change in fair value of common stock warrant liability	(30)	280	(80)	250	—	(300)

Non-GAAP Net Loss(1)	$(2,781)	$(5,278)	$(5,917)	$(6,138)	$(5,893)	$(4,531)

(1)	Non-GAAP revenues, non-GAAP gross profit, non-GAAP gross margin and non-GAAP net loss are not a measure of our financial performance under GAAP and should not be considered as an alternative to revenues, gross profit, gross margin and net loss, respectively, in accordance with GAAP. For a definition of non-GAAP revenues, non-GAAP gross profit, non-GAAP gross margin and non-GAAP net loss, see “Selected Consolidated Financial Data – Non-GAAP Financial Measures.”

Liquidity and Capital Resources

To date, our operations and growth have been financed primarily through cash generated from investments from our founder, our operations, proceeds from the issuance of debt and the sale of common stock. In September 2013, we raised gross proceeds of $168.5 million from the sale of common stock and issuance of debt, which were primarily used to finance the Acquisition.

At June 30, 2016, our principal sources of liquidity were $13.6 million of cash and cash equivalents, which primarily consist of cash deposits and investments in money market funds. We believe our existing cash and cash equivalents and proceeds from our 2016 Incremental Term Loan and available borrowings under the $5.0 million revolving line of credit entered into in March 2016 will be sufficient to meet our working capital needs, capital expenditures and financing obligations for at least the next 12 months.

We entered into a term loan under our credit facility in September 2013, which we refer to as the 2013 Term Loan. In March 2016, we amended our credit facility to add the $5.0 million 2016 Incremental Term Loan and provide for a $5.0 million revolving line of credit. As of June 30, 2016, we had $35.7 million of principal outstanding debt under our credit facility. No borrowings have been made under the revolving line of credit. In August 2016, we amended our credit facility again, pursuant to which we borrowed an additional $30 million under a new term loan, or the 2016 Acquisition Term Loan and used the proceeds and cash on hand to acquire Runbook. We expect to repay the outstanding amount under the 2013 Term Loan, the 2016 Incremental Term Loan and the 2016 Acquisition Term Loan with a portion of the proceeds from this offering. Our credit facility requires us to pay a prepayment premium of 1% of the amount prepaid under the 2013 Term Loan in the event of early prepayment prior to September 2016, up to 3% of the 2016 Incremental Term Loan for any prepayment prior to maturity and up to 2% of the 2016 Acquisition Term Loan for any prepayment prior to maturity. The 2013 Term Loan, 2016 Incremental Term Loan and 2016 Acquisition Term Loan each mature and are repayable on September 25, 2018. There are no minimum principal payments due under the 2013 Term Loan, 2016 Incremental Term Loan, 2016 Acquisition Term Loan or the revolving credit facility. The 2013 Term Loan, the 2016 Incremental Term Loan and the 2016 Acquisition Term Loan each bear interest at (i) the greater of LIBOR or 1.5% plus (ii) 8% and can be paid in varying amounts in cash or in kind. At June 30, 2016, the interest rate on the 2013 Term Loan was 9.5%. The revolving line of credit bears interest at (i) the greater of LIBOR or 0.5% plus (ii) 6%. We are also required to pay a commitment fee equal to 0.5% per annum of the unused portion of the revolving line of credit.

Borrowings under our credit facility are collateralized against all of our assets, including our intellectual property. In connection with certain events, including a change in control, or if we elect an early prepayment as described above, we are required to pay a prepayment penalty. The credit facility requires us to comply on a quarterly basis with a maximum consolidated leverage ratio financial covenant. The consolidated leverage ratio is the ratio of the principal amount of outstanding borrowings to revenues for the most recent four consecutive quarters. The required ratio decreases over time, and for the quarter ended June 30, 2016, was 0.97 to 1.0. We were in compliance with this financial covenant at June 30, 2016. The credit facility also places restrictions on dividend payments, certain investments and acquisitions, and other customary restrictions. The credit facility, which was entered into by our subsidiary, BlackLine Systems, Inc. and guaranteed by our intermediary holding company, BlackLine Intermediate, Inc., also places restrictions on BlackLine Systems, Inc.’s ability to make dividend payments, loans or advances to us and our subsidiaries. All of BlackLine Systems, Inc.’s net assets are restricted from making payments, loans or advances to us and our subsidiaries. Restricted net assets as of December 31, 2015 amounted to $166.2 million.

In conjunction with the entry into the 2013 Term Loan, we issued warrants to purchase 499,999 shares of common stock at an exercise price per share of $5.00. The warrants are exercisable at any time by the holder and expire upon the earlier of ten years from the issuance date or the sale of the company. At June 30, 2016, all such warrants remain outstanding. No additional warrants were issued in connection with the 2016 Incremental Term Loan or 2016 Acquisition Term Loan.

Our future capital requirements will depend on many factors, including our growth rate, the expansion of our direct sales force, strategic relationships and international operations, the timing and extent of spending to support research and development efforts and the continuing market acceptance of our solutions. We may require additional equity or debt financing. Sales of additional equity could result in dilution to our stockholders. If we raise funds by borrowing from third parties, the terms of those financing arrangements would require us to incur additional interest expense and may include negative covenants or other restrictions on our business that could impair our operating flexibility. We can provide no assurance that additional financing will be available at all or, if available, that we could be able to obtain financing on terms favorable to us. If we are unable to raise additional capital when needed, we would be required to curtail our operating activities and capital expenditures, and our business operating results and financial condition would be adversely affected.

Historical Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Net cash provided by (used in) operating activities	$8,943	$1,006	$(1,382)	$(3,090)
Net cash used in investing activities	$(2,866)	$(12,367)	$(6,063)	$(2,374)
Net cash provided by financing activities	$4,775	$859	$1,243	$3,906

Net Cash Provided by Operating Activities

Our net loss and cash flows from operating activities are significantly influenced by our investments in headcount and infrastructure to support anticipated growth. In addition, our net loss in recent periods has generally been significantly greater than our use of cash for operating activities due to our subscription based revenue model in which billings occur in advance of revenue recognition and a substantial amount of non-cash charges incurred by us, primarily related to the Acquisition.

For the six months ended June 30, 2016, cash used in operations was $3.1 million resulting from our net loss of $16.9 million, partially offset by net non-cash expenses of $9.7 million and net cash flow provided through changes in operating assets and liabilities of $4.1 million. The $4.1 million of net cash flows provided as a result of changes in our operating assets and liabilities reflected a $7.8 million increase in deferred revenue as a result of the growth of our customer and user base which are billed in advance of our revenue recognition. This change in our operating assets and liabilities was partially offset by a $2.8 million decrease in accrued expenses primarily associated with payments of 2015 employee bonuses during the quarter and a $1.4 million increase in accounts receivable due to the growth of our customer and user base.

For the six months ended June 30, 2015, cash used in operations was $1.4 million resulting from our net loss of $10.8 million, partially offset by net non-cash expenses of $4.7 million and net cash flows provided through changes in our operating assets and liabilities of $4.7 million. The $4.7 million of net cash flows provided as a result of changes in our operating assets and liabilities reflected a $6.2 million increase in deferred revenue as a result of the growth of our customer and user base which are billed in advance of our revenue recognition, a $2.6 million increase in accrued expenses primarily associated with increases in employee related accruals as a result of increases in headcount and increases in professional services costs, and a $2.1 million increase in other long-term liabilities primarily related to deferred rent due to the leasehold improvement allowances and free rent periods associated with the expansion of our corporate headquarters. This change in our operating assets and liabilities was partially offset by a $3.8 million increase in accounts receivable due to the growth of our customer and user base.

For the year ended December 31, 2015, cash provided by operations was $1.0 million resulting from our net loss of $24.7 million, largely offset by net cash flows provided through changes in our operating assets and liabilities of $16.4 million and net non-cash expenses of $9.4 million. The $16.4 million of net cash flows provided as a result of changes in our operating assets and liabilities reflected a $18.2 million increase in deferred revenue as a result of the growth of our customer and user base which are billed in advance of our revenue recognition, a $6.8 million increase in accrued expenses primarily associated with increases in employee related accruals as a result of increases in headcount and bonuses, and professional services costs, a $2.0 million increase in other long-term liabilities primarily related to deferred rent due to the leasehold improvement allowances and free rent periods associated with the expansion of our corporate headquarters, and a $1.1 million increase in accounts payable associated with the growth of our business. The changes in our operating assets and liabilities were partially offset by a $6.2 million increase in accounts receivable due to the growth of our customer and user base, and a $4.3 million increase in deferred sales commissions due to an increase in revenues.

During the year ended December 31, 2014, cash provided by operations was $8.9 million resulting from our net loss of $16.8 million, largely offset by net cash flows provided through changes in our operating assets and liabilities of $13.0 million and non-cash expenses of $12.6 million. The $13.0 million of net cash flows provided as a result of changes in our operating assets and liabilities reflected a $17.2 million increase in deferred revenue as a result of the growth of our customer and user base which are billed in advance of our revenue recognition, a $3.2 million increase in accrued expenses primarily associated with increases in employee related accruals as a result of increases in headcount, and a $1.0 million increase in deferred rent due to the leasehold improvement allowances and free rent periods associated with the expansion of our corporate headquarters. The changes in our operating assets and liabilities were partially offset by a $6.8 million increase in accounts receivable due to the growth of our customer and user base, a $1.3 million increase in deferred sales commissions due to an increase in commissionable revenues, and a $1.1 million increase in prepaid expenses and other current assets associated with the growth of our business.

Net Cash Used in Investing Activities

Our investing activities consist primarily of capital expenditures for property and equipment and capitalized software development costs.

For the six months ended June 30, 2016, we used $2.4 million in cash primarily as a result of $1.5 million in payments of costs related to capitalized software development activities. During the six months ended June 30, 2016, we also purchased $0.9 million of property and equipment.

For the six months ended June 30, 2015, we used $6.1 million in cash primarily as a result of $5.2 million in purchases of property and equipment related to the expansion of our global headquarters. During the six months ended June 30, 2015, we also paid $0.9 million of costs related to capitalized software development activities.

For the year ended December 31, 2015, we used $12.4 million in cash primarily as a result of $10.1 million in purchases of property and equipment of which $7.1 million related to the expansion of our global headquarters. During 2015, we also paid $2.3 million of costs related to capitalized software development activities.

For the year ended December 31, 2014, we used $2.9 million in cash as a result of $1.4 million in capitalized software development costs and $1.4 million of purchases of property and equipment. Of the $1.4 million of purchases of property and equipment, $0.8 million related to the expansion of our global headquarters.

Net Cash Provided By Financing Activities

For the six months ended June 30, 2016, financing activities provided $3.9 million in cash primarily as a result of proceeds from our 2016 Incremental Term Loan, net of issuance costs, of $4.8 million issued in March 2016. These proceeds were partially offset by payments of $1.1 million for initial public offering costs.

For the six months ended June 30, 2015, financing activities provided $1.2 million from proceeds from exercise of stock options.

For the year ended December 31, 2015, financing activities provided $0.9 million in cash primarily as a result of $1.4 million in proceeds from exercise of stock options. These proceeds were partially offset by $0.5 million in principal payments on capital lease obligations.

For the year ended December 31, 2014, financing activities provided $4.8 million in cash primarily as a result of our issuance of common stock.

Backlog

We enter into both single and multi-year subscription contracts for our solutions. The timing of our invoices to the customer is a negotiated term and thus varies among our subscription contracts. For multi-year agreements, it is common to invoice an initial amount at contract signing followed by subsequent annual invoices. At any point in the contract term, there can be amounts that we have not yet been contractually able to invoice. Until such time as these amounts are invoiced, they are not recorded in revenues, deferred revenue or elsewhere in our consolidated financial statements, and are considered by us to be backlog. As of December 31, 2015 and June 30, 2016, we had backlog of approximately $49.0 million and $52.8 million, respectively. We expect backlog will change from period to period for several reasons, including the timing and duration of customer agreements, varying billing cycles of subscription agreements, and the timing and duration of customer renewals. Because revenue for any period is a function of revenue recognized from deferred revenue under contracts in existence at the beginning of the period, as well as contract renewals and new customer contracts during the period, backlog at the beginning of any period is not necessarily indicative of future revenue performance. We do not utilize backlog as a key management metric internally.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at June 30, 2016:

	Less Than				More Than 5 Years
	Total	1 Year	1 – 3 Years	3 – 5 Years
	(in thousands)
Long-term debt obligations(1)	$43,910	$1,315	$42,595	$—	$—
Operating lease obligations(2)	15,303	3,494	5,048	3,686	3,075
Capital lease obligations	992	558	434	—	—

	$60,205	$5,367	$48,077	$3,686	$3,075

(1)

Long-term debt obligations includes principal and expected interest at 9.5% per annum due under the Term Loan and assumes a portion of interest due increases the principal and is due at maturity as described in Note 6 of our audited consolidated financial statements appearing elsewhere in this prospectus. In March 2016, we amended the credit facility to add the $5.0 million 2016 Incremental Term Loan and provide for a $5.0 million revolving line of credit. In August 2016, we amended our credit facility again to add the 2016 Acquisition Term Loan. The amounts in the table above include the borrowings under the 2016 Incremental Term Loan as described in Note 8 of our condensed consolidated interim financial statements appearing elsewhere in this prospectus. The amounts in the table above exclude the borrowings under the 2016 Acquisition Term Loan as described in Note 4 of our condensed consolidated interim financial statements appearing elsewhere in this prospectus. No borrowings have been made under the revolving line of credit. As described in “Use of Proceeds,” we plan to repay borrowings under the credit facility with proceeds from this offering.

(2)	Operating leases include total future minimum rent payments under non-cancelable operating lease agreements.

At December 31, 2015, liabilities for unrecognized tax benefits of $278,000 are not included in the table above because, due to their nature, there is a high degree of uncertainty regarding the timing of future cash outflows and other events that extinguish these liabilities.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not have any relationships with other entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are therefore not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships.

In the ordinary course of business, we may provide indemnification of varying scope and terms to customers, vendors, investors, directors and officers with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future payments we could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments we could be required to make under these indemnification provisions is indeterminable. We have never paid a material claim, nor have we been sued in connection with these indemnification arrangements. As of December 31, 2015, we have not accrued a liability for these indemnification arrangements because the likelihood of incurring a payment obligation, if any, in connection with these indemnification arrangements is not probable or reasonably estimable.

Critical Accounting Policies and Estimates

Our financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with generally accepted accounting principles, or GAAP, in the United States. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the following critical accounting policies involve a greater degree of judgment or complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to a full understanding and evaluation of our consolidated financial condition and results of operations. See Note 2 of the notes to our consolidated financial statements for additional information.

Revenue Recognition and Deferred Revenue

Subscription and support revenue—Customers pay subscription fees for access to our SaaS platform generally for a one year period. In more limited cases customers may subscribe for up to three years. Fees are based on a number of factors, including the solutions subscribed for by the customer and the number of users having access to the solutions. The first year subscription fees are typically payable within 30 days after the execution of the arrangement, and thereafter upon renewal. We initially record the subscription fees as deferred revenue and recognize revenues on a straight-line basis over the term of the agreement. At any time during the subscription period, customers may increase the number of their users or subscribe for additional products. Additional user fees and additional subscriptions are payable for the remainder of the initial or extended contract term. Subscription and support revenue also includes software license revenue related to maintenance and support fees on a limited number of customers who still utilize on-premise software.

Professional services—We offer customers assistance in implementing our solutions and optimizing their use. Professional services include training and consulting. These services are billed on either a fixed fee or time and material basis. Revenues from time and material arrangements are recognized as services are performed and revenues from fixed fee arrangements are initially recorded as deferred revenue and recognized on a proportional performance basis as the services are performed.

We recognize revenues when: (i) persuasive evidence of an arrangement for the sale of our solutions or implementation and consulting services exists, (ii) the solutions have been made available or delivered, or services have been performed, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The timing and amount we recognize as revenue is determined based on the facts and circumstances of each customer’s arrangement. Evidence of an arrangement consists of a signed customer agreement. We consider that delivery of a solution has commenced once we provide the customer with log-in information to access and use the solution. Fees are fixed based on stated rates specified in the customer agreement. We assess collectability based on a number of factors, including the creditworthiness of the customer, review of their financial information or transaction history. If collectability is not considered reasonably assured, revenue is deferred until the fees are collected.

The majority of customer arrangements include multiple deliverables such as subscriptions to our SaaS solutions and professional services. We recognize revenue in accordance with the guidance for arrangements with multiple deliverables under Accounting Standards Update (“ASU”) 2009-13 Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements – a Consensus of the Emerging Issues Task Force or ASU 2009-13. For subscription agreements, as customers do not have the right to the software code underlying our solutions, subscription revenue arrangements are outside the scope of software revenue recognition guidance as defined by ASC Topic 985-605, Software. Our agreements do not contain any refund provisions other than in the event of our non-performance or breach.

For multiple-deliverable revenue arrangements, we first assess whether each deliverable has value to the customer on a standalone basis. We have determined that the SaaS solutions have standalone value, because, once access is given to the customer, the solutions are fully functional and do not require any additional development, modification, or customization. Professional services have standalone value, because third-party partners and customers themselves can perform these services without our involvement. The performance of these professional services generally does not require highly specialized or technologically skilled individuals and the professional services are not essential to the functionality of the solutions.

We allocate revenue among the separate non-contingent deliverables in an arrangement under the relative selling price method using the selling price hierarchy established in ASU 2009-13. This hierarchy requires the selling price of each deliverable in a multiple deliverable arrangement to be based on, in descending order: (i) vendor-specific objective evidence of fair value, or VSOE, (ii) third-party evidence of fair value, or TPE, or (iii) management’s best estimate of the selling price, or BESP.

We are not able to determine VSOE or TPE for our deliverables, because the deliverables are typically bundled and infrequently sold separately within a consistent price range. Additionally, management has determined that there are no third-party offerings reasonably comparable to our solutions. Therefore, the selling prices of subscriptions to the SaaS solutions and professional services are based on BESP. The determination of BESP requires us to make significant estimates and judgments. We consider numerous factors, including the nature of the deliverables themselves, geography, customer size and number of users, and discounting practices. The determination of BESP is made through consultation with senior management. We update our estimates of BESP on an ongoing basis as events and as circumstances may require. As our marketing strategies evolve, we may modify its pricing practices in the future, which could result in changes in relative selling prices and BESP.

In addition to our direct sales and marketing efforts, we have strategic relationships with business process outsourcers, or BPOs, and resellers. The BPOs and resellers place orders with us after receiving an order from an end customer. The BPOs and resellers receive business terms of sale similar to those received by our direct customers, and payment to us is not contingent on the receipt of payment from the end customer. The BPOs and resellers negotiate pricing with the end customer and are responsible for implementation services, if any, and for certain support levels directly with the end customer. We recognize revenue over the term of the arrangement for the contractual amount charged to the BPO or reseller, once access to our solution has been provided to the end customer provided that the other revenue recognition criteria noted above have been met.

Deferred Sales Commissions

Deferred sales commissions are the incremental costs that are directly associated with non-cancelable subscription contracts with customers and consist of sales commissions paid to our direct sales force and third-party partners. The commissions are deferred and amortized over the non-cancelable terms of the related customer contracts, which are typically one year in duration. The commission payments are paid in full the month after the customer’s service commences. The deferred commission amounts are recoverable through the future revenue streams under the non-cancelable customer contracts. We believe this is the preferable method of accounting as the sales commission charges are so closely related to the revenue from the non-cancelable customer contracts that they should be recorded as an asset and charged to expense over the same period that the subscription revenue is recognized. Amortization of deferred sales commissions is included in sales and marketing in our consolidated statements of operations.

Stock-based Compensation

We account for stock-based compensation awards granted to employees and directors based on the awards’ estimated grant date fair value. We estimate the fair value of our stock options using the Black-Scholes option-pricing model. The resulting fair value, net of estimated forfeitures, is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, usually the vesting period, which is generally four years. We recognize the fair value of stock options which contain performance conditions based upon the probability of the performance conditions being met, net of estimated forfeitures, using the graded vesting method. Estimated forfeitures are based upon our historical experience and we revise our estimates, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

Determining the grant date fair value of options using the Black-Scholes option pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

The assumptions and estimates are as follows:

•

Value per share of our common stock.    Because there is no public market for our common stock, we, with the assistance of a third-party valuation specialist, determined the common stock fair value at the time of the grant of stock options by considering a number of objective and subjective factors, discussed further below. The fair value of our common stock will be determined by the Company’s board of directors until such time as our common stock commences trading on an established stock exchange or national market system.

•	Expected volatility. We determine the expected volatility based on historical average volatilities of similar publicly traded companies corresponding to the expected term of the awards.

•

Expected term.    We determine the expected term of awards which contain only service conditions using the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award. For awards granted which contain performance conditions, we estimate the expected term based on estimates of post-vesting employment termination behavior taking into account the life of the award.

•

Risk-free interest rate.    The risk-free interest rate is based on the United States Treasury yield curve in effect during the period the options were granted corresponding to the expected term of the awards.

•	Estimated dividend yield. The estimated dividend yield is zero, as we do not currently intend to declare dividends in the foreseeable future.

Information related to our stock-based compensation activity is as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
Stock options granted	4,414,000	2,251,876	1,702,576	236,350
Weighted average exercise price	$5.35	$14.29	$14.17	$15.00
Weighted average Black-Scholes model assumptions:
Estimated fair value of common stock	$5.35	$14.29	$14.17	$14.14
Estimated volatility	54.0%	49.6%	49.4%	47.9%
Estimated dividend yield	—	—	—	—
Expected term (years)	6.2	6.3	6.3	6.3
Risk-free rate	1.9%	1.7%	1.8%	1.6%

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock

The fair value of the common stock underlying our stock options was historically determined by our board of directors with input from management based upon information available at the time of grant. Given the absence of a public trading market for our common stock and in accordance with the American Institute of Certified Public Accountants Accounting & Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors included the following:

•	the results of contemporaneous valuations performed by unrelated third-party specialists;

•	our operating and financial performance;

•	current business conditions and projections;

•	our history and stage of development;

•	hiring of key personnel and the experience of our management;

•	significant new client sales by us and by our competitors and our competitive position in general;

•	sales of our common stock to third-party investors;

•	the likelihood of achieving different liquidity events, such as an initial public offering or a merger or acquisition given prevailing market conditions;

•	the market performance of comparable publicly traded companies;

•	indications from recent transactions involving comparable acquisition targets; and

•	U.S. and global capital market conditions.

The per share estimated fair value of our common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the valuations of our common stock. There is inherent uncertainty in these estimates and, if we had made different assumptions than those described below, the fair value of the underlying common stock and amount of our stock-based compensation expense, net loss, and net loss per share amounts would have differed.

Grant Date	Number of Shares	Exercise Price at Grant Date	Estimated per Share Fair Value of Common Stock at Grant Date
January 15, 2015	62,000	$14.00	$14.00
March 30, 2015	1,036,776	$14.00	$14.00
April 6, 2015	10,000	$14.00	$14.00
May 20, 2015	393,800	$14.50	$14.50
May 30, 2015	200,000	$14.50	$14.50
August 31, 2015	394,200	$14.50	$14.50
November 10, 2015	155,100	$15.00	$15.00
March 9, 2016	171,500	$15.00	$14.00
May 18, 2016	64,850	$15.00	$14.50
September 2, 2016	96,050	$16.00	$16.00
October 17, 2016	1,394,345	$14.00	$14.00

The aggregate intrinsic value of vested and unvested stock options as of June 30, 2016 was $48.0 million, of which $19.1 million related to vested options and $28.9 million related to unvested options, based on the initial public offering price of $17.00 per share.

In valuing our common stock, the fair value of our business, or enterprise value, was determined using various valuation methods, including combinations of methods and scenarios, as deemed appropriate under the circumstances applicable at each valuation date.

Using the market approach, enterprise value is estimated considering an analysis of both guideline public companies, or GPC, and guideline transactions, or GT.

•	The GPC analysis estimates value based on a comparison our company to comparable public companies in a similar line of business. We selected software public companies, which we refer to as the Benchmarked Companies, based on their similarity of their businesses in offering SaaS services, stage of development, size, and profitability. We also considered companies which our underwriters had compared to us. While the Benchmarked Companies were generally larger than us in terms of total revenue, assets and market capitalization, several of the companies, like us, are in the investment and growth stage and have experienced operating losses while they have been growing their businesses. Also, several of the comparable companies completed initial public offerings in recent years. The selection of Benchmarked Companies has changed over time based on whether we believe the selected companies remain comparable to us. For valuations received subsequent to June 30, 2014, the Benchmarked Companies have remained consistent. Based on these considerations, we believe that the companies selected are a representative group for the GPC analysis.

•

From the Benchmarked Companies, representative market values were calculated which were applied to our company’s financial results to estimate enterprise value. Given our significant focus on investing in and growing our business, we primarily utilized revenue multiples (both trailing 12-month revenue and forecast future 12-month revenue) when performing our valuation assessment under the GPC analysis.

•

The GT analysis is based upon the premise that indications of value can be estimated utilizing valuation multiples implied by acquisitions involving target companies in a similar line of business. This approach involved the identification of relevant transactions, calculation of valuation multiples, and the selection and application of appropriate multiples to the financial metrics of our company. Similar to the GPC analysis, we focused on the use of revenue multiples.

The market-based approach considerations also incorporated indications from recent sales of our company’s stock. Considerations included the size of the common stock sale, relationship of the parties involved in the transaction, timing, and financial condition of our company at the time of sale. In late 2014, we sold common stock for $14.00 per share.

The income approach estimates the fair value of the enterprise based on the present value of future estimated net cash flows and the residual value of the enterprise beyond the forecast period. The future net cash flows and residual value are discounted to their present values to reflect the risks inherent in achieving these estimated net cash flows. The discount rate was based on market-derived weighted average cost of capital calculations.

For valuations of our common stock related to options granted prior to April 30, 2015, fair values were generally estimated using the income and market-based approaches – with our enterprise value adjusted to reflect our capital structure as well as lack of marketability for the common stock.

For valuations of our common stock related to options granted after April 2015 we used the probability-weighted expected return method, or PWERM. We commenced using the PWERM given greater visibility into the potential exit scenarios, including an initial public offering. Under the PWERM, value is based on an analysis of future values for the enterprise assuming various possible liquidity scenarios, including an initial public offering, merger or sale, or staying private. Future values were discounted to the present, and a discount for lack of marketability was applied. We based the anticipated timing of such potential liquidity events primarily on our then-current plans and associated risks, as estimated by our board of directors and management.

During 2015, the value of our common stock increased primarily due to continued progress towards a proposed initial public offering reflecting the growth in our revenues and a reduction in the discount for lack of marketability. The value of our common stock decreased in early 2016 and then subsequently increased primarily reflecting changes in revenue multiples of our Benchmarked Companies.

Capitalized Software Costs

We account for the costs of computer software obtained or developed for internal use in accordance with ASC 350, Intangibles—Goodwill and Other (“ASC 350”). We capitalize certain costs in the development of our SaaS subscription solutions when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include personnel and related expenses for employees and costs of third-party contractors who are directly associated with and who devote time to internal-use software projects and, when material, interest costs incurred during the development. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for significant upgrades and enhancements to our SaaS software solutions are also capitalized. Costs incurred for post-configuration training, maintenance and minor modifications or enhancements are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over an estimated useful life of three years.

Business Combinations

The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

We perform valuations of assets acquired and liabilities assumed and allocate the purchase price to its respective assets and liabilities. Determining the fair value of assets acquired and liabilities assumed requires our management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates and selection of comparable companies. We engage the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination.

The fair value of the deferred revenue at the date of acquisition is determined based on the estimated direct and incremental costs to fulfill the legal performance obligations associated with the deferred revenue, plus a reasonable profit margin. To the extent that the fair value of deferred revenue at the acquisition date is less than it’s then carrying value, the revenue in periods subsequent to the acquisition date is reduced until such time that the underlying revenue is recognized.

Contingent consideration payable in cash arising from business combinations is recorded as a liability and measured at fair value each period. Changes in fair value are recorded in general and administrative expenses in the consolidated statements of operations. Determining the fair value of the contingent consideration each period requires our management to make assumptions and judgments. These estimates involve inherent uncertainties and if different assumptions had been used, the fair value of contingent consideration could have been materially different from the amounts recorded. We determine the fair value of contingent consideration by discounting estimated future taxable income. The significant inputs used in the fair value measurement of contingent consideration are the timing and amount of taxable income in any given period and determining an appropriate discount rate which considers the risk associated with the forecasted taxable income. Significant changes in the estimated future taxable income and the periods in which they are generated would significantly impact the fair value of the contingent consideration liability.

Income Taxes

We use the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using tax rates expected to be in effect during the years in which the bases differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

We have assessed our income tax positions and recorded tax benefits for all years subject to examination, based upon our evaluation of the facts, circumstances and information available at each period-end. For those tax positions where we have determined there is a greater than 50% likelihood that a tax benefit will be sustained, we have recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where we have determined there is a less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized in our financial statements.

Fair Value of Common Stock Warrants

In September 2013, in connection with the Term Loan, we issued warrants to purchase 499,999 shares of common stock at an exercise price per share of $5.00. The warrants are exercisable at any time by the holder and expire upon the earlier of ten years from the issuance date or the sale of our company.

These warrants are classified as a liability and are measured at fair value each period with changes in fair value recorded in our consolidated statement of operations. The warrants will continue to be measured at fair value each period until the earlier of exercise or termination.

Determining the fair value of the common stock warrants each period requires our management to make assumptions and judgments. These estimates involve inherent uncertainties and if different assumptions had been used, fair value of the common stock warrants could have been materially different from the amounts recorded. The fair value is determined using a binomial lattice valuation model. The significant inputs used in the fair value measurement of the common stock warrants are the estimated fair value of our common stock and to a lesser extent the expected stock volatility, the probability of a change in control and future stock issuances which impact the term of the warrants. Significant increases or decreases in the estimated fair value of our common stock would significantly impact the fair value of the warrant liability. The fair value of our common stock is based on a number of quantitative and qualitative factors as described in Stock-Based Compensation section above.

Recent Accounting Pronouncements

Under the Jumpstart Our Business Startups Act, or the JOBS Act, we meet the definition of an emerging growth company. We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In May 2014, the Financial Accounting Standards Board, or FASB, issued guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace all existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. In July 2015, the FASB voted to defer the effective date to January 1, 2018, with early adoption beginning January 1, 2017. In March, April and May 2016, the FASB issued additional amendments to the new revenue guidance relating to reporting revenue on a gross versus net basis, identifying performance obligations and licensing arrangements, and other narrow scope improvements. We are evaluating the impact of adopting this guidance on our consolidated financial statements.

In April 2015, the FASB issued new guidance related to the customer’s accounting for fees paid in a cloud computing arrangement, which provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. This guidance was effective for annual reporting periods beginning after December 15, 2015. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued new guidance which significantly changes the accounting for leases. The new guidance requires a lessee recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. For income statement purposes, the new guidance retained a dual model, requiring leases to be classified as either operating or financing. Operating leases will result in straight-line expense while finance leases will result in a front-loaded expense pattern similar to existing capital lease guidance. For statement of cash flow purposes, the new guidance also retained the existing dual method, where cash payments for operating leases are reflected in cash flows from operating activities and principal and interest payments for finance leases are reflected in cash flows from financing activities and cash flows from operating activities, respectively. The new guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The new guidance requires the recognition and measurement of leases at the beginning of the earliest period presented using a modified retrospective approach. The use of the modified retrospective approach allows an entity to use a number of practical expedients in the application of this new guidance. We are evaluating the impact of adopting this guidance on our consolidated financial statements.

In March 2016, the FASB issued new guidance to simplify various aspects relating to accounting for stock-based compensation and related tax impacts, the classification of excess tax benefits on the statement of cash flows, statutory tax withholding requirements and other stock based compensation classification matters. The guidance is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. All of the amendments in the new guidance must be adopted in the same period. We are evaluating the impact of this guidance on our consolidated financial statements. We plan to adopt this guidance during the first quarter ended March 31, 2017.

In August 2016, the FASB issued cash flow guidance which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including presentation of cash flows relating to contingent consideration payments, debt prepayment and debt extinguishment costs, among other matters. This guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If adopted in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The adoption of this guidance should be applied using a retrospective transition method to each period presented, unless impracticable to do so. We are evaluating the impact of this guidance on our consolidated statement of cash flows.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks, as well as risks relating to changes in the general economic conditions in the countries where we conduct business. To reduce these risks, we monitor the financial condition of our clients and limit credit exposure by collecting in advance and setting credit limits as we deem appropriate. In addition, our investment strategy has historically been to invest in financial instruments that are highly liquid and readily convertible into cash and that mature within three months from the date of purchase. To date, we have not used derivative instruments to mitigate the impact of our market risk exposures. We have also not used, nor do we intend to use, derivatives for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates.

Our investments are considered cash equivalents and primarily consist of money market funds. At June 30, 2016, we had cash and cash equivalents of $13.6 million. The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these instruments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, however, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

We do not believe our cash equivalents have significant risk of default or illiquidity. While we believe our cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. We cannot be assured that we will not experience losses on these deposits.

We are exposed to market risk from changes in interest rates on our 2013 Term Loan and our 2016 Incremental Term Loan, which bear interest at (i) the greater of LIBOR or 1.5% plus (ii) 8%. As of June 30, 2016, we had $35.7 million of principal outstanding under our credit facility. We have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. Dollar. Our historical revenues have primarily been denominated in U.S. Dollars, and a significant portion of our current revenues continue to be denominated in U.S. Dollars. However, we expect an increasing portion of our future revenues to be denominated in currencies other than the U.S. Dollar, primarily the Euro and British pound. The effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts receivable at June 30, 2016 would not be material to our financial condition or results of operations. Our operating expenses are generally denominated in the currencies of the countries in which our operations are located, primarily the United States and, to a much lesser extent, the United Kingdom, other European Union countries, Canada, Australia, and Singapore. Increases and decreases in our foreign-denominated revenue from movements in foreign exchange rates are partially offset by the corresponding decreases or increases in our foreign-denominated operating expenses.

As our international operations grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. Dollar can increase the costs of our international expansion. To date, we have not entered into any foreign currency hedging contracts, since exchange rate fluctuations have not had a material impact on our operating results and cash flows. Based on our current international structure, we do not plan on engaging in hedging activities in the near future.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

We have created a comprehensive cloud-based software platform designed to transform and modernize accounting and finance operations for organizations of all types and sizes. Our secure, scalable platform supports critical accounting processes such as the financial close, account reconciliation, intercompany accounting and controls assurance. By introducing software to automate these processes and to enable them to function continuously, we empower our customers to improve the integrity of their financial reporting, achieve efficiencies and enhance real-time visibility into their operations.

Critical accounting and finance processes underlie the integrity of an organization’s financial reports. The lack of effective accounting and finance tools can result in inefficient and cumbersome processes and, in some cases, accounting errors, restatements and write-offs, as well as material weaknesses and significant deficiencies. Traditional enterprise resource planning, or ERP, systems do not generally provide effective solutions for processes handled outside of an organization’s general ledger, such as balance sheet account reconciliation, intercompany transaction accounting and the broader financial close process. Many organizations also use multiple ERPs and other financial systems without a platform to efficiently integrate them. As a result, to manage these tasks organizations rely on spreadsheets and other labor-intensive processes that are unsuited for the increasing regulatory complexity and transaction volumes encountered by many modern businesses. We believe that we are creating a new category of powerful software that is capable of replacing this outdated approach through cloud-based automation and streamlining of accounting and finance operations, in a manner that complements and supports traditional ERP systems. We believe our customers benefit from cost savings through improvements in process management and staff productivity, in addition to a faster financial close.

Our mission is to transform how corporate accounting and finance departments operate. Our approach modernizes what historically has been done through batch processing and manual controls typically applied only during the month, quarter or year-end financial close, and delivers dynamic workflows embedded within a real-time, highly automated framework, a process we refer to as “continuous accounting.” It also enables up-to-date analytics, provides industry-benchmarked metrics and is designed to help customers run more leanly while achieving greater accuracy, control and transparency. We believe the need for our software has been driven by growing business and information technology complexities, transaction volumes and expanding regulatory requirements. Our software integrates with and obtains data from more than 30 different ERP systems, including NetSuite, Oracle, SAP and Workday, as well as many other financial systems and applications such as bank accounts, sub-ledgers and in-house databases.

We believe that we have a leading position in the enhanced financial controls and automation market because we were one of the first companies to bring software with this functionality to market and we have a limited number of competitors. The 2016 Gartner Report* identified us as a Leader in the newly created Magic Quadrant for Financial Corporate Performance Management Solutions for our completeness of vision and ability to execute. According to a study we commissioned with Frost & Sullivan, in 2015 there were more than 46,000 corporate organizations in North America and more than 165,000 worldwide that are in our addressable market with revenues greater than $50 million. According to Frost & Sullivan, these companies employ over 13 million accounting and finance personnel, with over 5.5 million in North America alone, all of whom could be potential users of our software platform. Based on its assessment of the number of corporate organizations, accounting

*	See “Industry and Market Data.”

finance personnel globally and certain assumptions regarding pricing of our products, Frost & Sullivan estimates that our total addressable market in 2015 was $7.2 billion in North America and $9.4 billion in Europe, Asia Pacific and Latin America, and is expected to grow to a global total addressable market of $19.7 billion by 2018.

We sell our software solutions primarily through our direct sales force, which leverages our relationships with technology vendors, professional services firms and business process outsourcers, to expand our sales and marketing reach. Our distribution strategy is based on a land-and-expand model and is designed to capitalize on the ease of use and ease of implementation. Our customers include large public and private organizations and small and medium-size businesses across a variety of industries, including healthcare, technology, telecom, financial services, consumer retail and industrial equipment and services. As of June 30, 2016, we had over 147,000 individual users in approximately 120 countries across more than 1,500 customers.

We have experienced significant revenue growth and adoption of our platform in recent periods. For the years ended December 31, 2014 and 2015, we had revenues of $51.7 million and $83.6 million, respectively, and we incurred net losses of $16.8 million and $24.7 million, respectively. For the six months ended June 30, 2015 and 2016, we had revenues of $37.5 million and $55.6 million, respectively, and we incurred net losses of $10.8 million and $16.9 million, respectively. See “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other information included in this prospectus for a discussion of our financial performance.

Industry Background

Accounting is a Universal and Mission-Critical Function

Organizations need reliable financial information to plan and execute business initiatives, measure operational progress and satisfy regulatory and financial obligations. For each period-end, enterprise accounting functions typically record, process, reconcile, consolidate and report financial transactions that are consolidated into useable financial information. These activities typically support other core business functions such as payroll, treasury, procure-to-pay and order-to-cash processes. Traditionally, many accounting processes, such as balance sheet account reconciliation, intercompany transaction accounting and the broader financial close calendar, have been managed and tracked with spreadsheets that were manually reconciled on a periodic basis, which can often be labor-intensive, inefficient and subject to error. The risks of employing traditional methods include lapses in regulatory compliance, damage to brand and public image, and negative impacts on financial health and transparency.

Modern Business is Increasingly Complex

Organizations of all sizes are operating in an increasingly global, complex, and fast-moving business environment that presents significant challenges to the performance of the accounting and finance functions. Accountants must process and verify transactions that occur both within and across international borders, involve multiple currencies and require compliance with varying legal, regulatory, and tax frameworks. This transactional complexity is exacerbated by other factors typical of global business, such as distance, language barriers and differing time zones. In addition, modern enterprises generate massive amounts of transaction data. It is common for organizations to have thousands of different accounts—potentially comprising billions of records—and to use numerous different financial and operational systems that store data. Furthermore, companies employ increasingly sophisticated corporate structures that often require accountants to reconcile accounts across various business units and geographies. We believe that the complexity of modern corporate structures and transactions, combined with mounting transaction volumes and a fragmented information technology landscape, creates a significant need for increased automation, efficiency, and visibility in accounting and finance.

The Risk of Regulatory Non-Compliance is Significant

Public accounting follows a variety of rules and standards for the processing, recognition, and reporting of transactions. These standards, such as generally accepted accounting principles, or GAAP, and International Financial Reporting Standards, or IFRS, are highly specific, apply differently across industries and geographies and, in some cases, provide conflicting guidance. More specific frameworks such as the Sarbanes-Oxley Act of 2002 govern internal controls, disclosure management, and audit conduct. Some highly-regulated industries, including financial services, gaming and insurance, have additional specific regulatory requirements. In addition, accounting standards periodically change, such as the revenue recognition accounting standard issued by the FASB in 2014, which must be adopted by public companies over the next several years and will require an overhaul of many public accounting systems and practices. The resulting tangle of stringent, changing and sometimes conflicting regulations typically requires that organizations maintain more than one set of records, invest heavily in implementing and monitoring internal controls, and undergo expensive and time-consuming audits.

Incorrect financial information can have severe repercussions. A single restatement can cost millions of dollars in forensic and audit fees, lead to significant remediation expenses, generate investor lawsuits and seriously damage an enterprise’s reputation. A material weakness can also trigger noncompliance with debt covenants and damage an organization’s credit-worthiness. The SEC has also proposed new rules that will require companies to “claw back” incentive-based executive compensation as a result of an accounting restatement. According to the Center for Audit Quality, from 2003 to 2012, 10,479 accounting restatements were reported by SEC reporting companies, including 4,246 restatements requiring reissuance of the affected financial statements, and there was a demonstrated negative near-term effect on the public market price of securities of many companies making such restatements.

Companies Lack Real-Time, Actionable Data from Their Accounting Departments

As complexity, transaction volume, and regulatory scrutiny increase, management teams often find themselves without clear and immediate insight into their accounting and finance processes and results. In most cases, the accounting department’s work is done within desktop applications or with the use of spreadsheets, leaving management with an incomplete view of their progress in closing, consolidating, and reporting each period. By the time data is manually compiled, it is often days or weeks out-of-date, limiting the ability to effectively track and analyze fluctuations and trends, detailed metrics on individual and team performance, and transaction risk profiles in a timely manner.

Such lack of visibility limits the ability of accounting managers to influence ongoing accounting operations. Instead, they are often relegated to conducting quality control measures after a process is completed. Important decisions may be made by less experienced employees and costly errors, such as unreconciled balances or unapproved fund transfers may go undetected. In addition, the discipline of accounting frequently lacks established metrics by which to gauge performance.

Accounting Professionals Face Compressed Deadlines and a Heightened Expectation of Accuracy

Many organizations, and public companies in particular, have adopted a practice of reporting financial information by a fixed date following their quarter close. Given limited resources, an accelerated timetable can put immense pressure on a company’s accounting function. Accounting professionals are expected not only to address business and regulatory challenges but also to achieve completeness and accuracy of operating results to ensure financial integrity. Given these challenges and deadlines, accountants are often forced to leave certain accounts and transactions unreconciled, which can dramatically increase risk and create situations of concern for controllers, chief financial officers and audit committee members.

Traditional Accounting Processes and Tools are Inefficient

The processes and software solutions traditionally employed by accountants, such as general ledgers and ERP systems, do not provide effective solutions for critical, non-general ledger accounting and finance processes such as balance sheet account reconciliation, intercompany transaction accounting and the overall management of the entire financial close process. Most core accounting and financing systems are designed as batch transaction repositories without the ability to consume and process continuous streams of data. In addition, most organizations use multiple ERPs and many other financial systems across their IT environments. Traditionally available accounting tools are inflexible, expensive to configure and maintain, and do not scale easily. As a result, we are addressing a clear need for new scalable accounting and finance tools that can consume data from a variety of sources, process it quickly with embedded business logic, provide a collaborative workspace for accountants, and then store information within a data warehouse or ERP system. Furthermore, accounting processes themselves have not evolved over time and instead remain focused on producing financial information only after period-end, ignoring the growing demand for a more streamlined, continuous approach to accounting.

The BlackLine Solution

We provide a powerful cloud-based software platform designed to automate and streamline accounting and finance operations. The key elements of our solutions include:

Comprehensive Platform

We offer an integrated suite of applications that delivers a broad range of capabilities that would otherwise require the purchase and use of multiple products to support critical accounting processes such as the financial close, account reconciliations, intercompany accounting and controls assurance. Our platform consists of seven core cloud-based products, including Account Reconciliation, Task Management, Transaction Matching, Journal Entry, Variance Analysis, Consolidation Integrity Manager and Daily Reconciliation. Customers typically purchase these products in packages that we refer to as solutions, but they have the option to purchase these products individually. Current solutions include our Reconciliation Management and Financial Close Management, Intercompany Hub and Insights. The technology underpinning our platform includes a comprehensive base of accounting-specific business logic and rules engines, which enable our customers to implement continuous accounting.

Enterprise Integration

Our platform provides simple, secure and automated tools and integrations to transfer data to and from a range of enterprise-wide processes and systems, including ERPs, financial systems and in-house databases, and other custom applications and data. Our platform integrates with over 30 ERP systems, including NetSuite, Oracle, SAP and Workday. In addition, for companies with multiple systems and complex needs, we can connect with any number of general ledger systems simultaneously, resolving many of the issues associated with consolidating data across systems.

Independence

Our platform is not dependent on any single operating system and works with most major ERP systems our customers may use. Our cross-system functionality allows us to reach a broader group of customers. We are also able to focus on and innovate for the needs of the customers irrespective of updates or changes in their existing systems. We believe this independence provides us with a competitive advantage in the industry over traditional methods.

Ease of Use

Our platform is designed by accountants for accountants to be intuitive and easy to use. We strive to enable any user to rapidly implement our platform to manage their accounting and finance activities, from the simplest to the most sophisticated tasks. Our user-friendly interface provides clear visualization of accounting and finance data, enables user collaboration and streamlines business processes.

Innovation

Our ability to develop innovative products has been a key driver of our success and organic growth. Through a history and culture of thought leadership, we have created a new category of powerful software that automates and streamlines antiquated, manual accounting processes to better meet our clients’ diverse and rapidly changing needs, and we continue to focus on providing advanced solutions to time and labor intensive accounting practices. Examples of recent innovations include the launches of our Intercompany Hub solution, which is designed to manage all intercompany transactions through one centralized, cloud-based system, and the launch of our Insights solution, which provides real-time performance measures and a benchmarking dashboard.

Security

The robust security features embedded in our platform are designed to meet or exceed both industry standards and the stringent security requirements of our customers. We engage independent security auditors to assess the effectiveness of our comprehensive information security program consisting of risk-driven policies and procedures.

Key Benefits

Our platform is designed to provide the following benefits to our customers:

Flexibility and scalability

Our unified cloud platform is designed for modern business environments and has broad applicability across large and small organizations in any industry. The platform supports complex corporate structures, provides integration across all core financial systems, manages multiple currencies and languages, and scales to support high transaction volumes.

Embedded controls and workflow

Our platform was designed for the complex global regulatory environment. Our platform embeds key controls within standardized, repeatable, and well-documented workflows, which are designed to result in substantially reduced risk of non-compliance or negative audit findings, greater tolerance for regulatory complexity and increased confidence in financial reports.

Real-time visibility

We provide users with real-time visibility into the status, progress and quality of their accounting processes. With configurable dashboards, user-defined reporting, and the ability to drill down to individual reconciliations, journals and tasks, users can track open items, identify bottlenecks within a process or intervene to prevent mistakes.

Automation and efficiency

Our platform can ingest data from a variety of sources, including ERP systems and other data repositories, and apply powerful, rules-driven automation to reconciliations, journals and transactions. This streamlines accounting processes, minimizes manual data entry, and improves individual productivity to help ensure that accounting processes are completed on time. As a result, this automation allows users to focus on value-added activities instead of process management.

Continuous processing

Our platform helps organizations embed quality control, compliance and financial integrity into their day-to-day processes rather than rely on the traditional process of validating financial information at the end of each period. Activities such as account reconciliation and variance analysis can be performed in real-time, thus reducing the risk of errors and creating a more agile accounting environment.

Our Growth Strategy

We intend to continue investing in a number of growth initiatives to provide our customers with advanced solutions and to address and expand our market opportunity. Our principal growth strategies include the following:

Continue to Innovate and Expand Our Platform

Our ability to develop new, market-leading applications and functionalities is integral to our success. We intend to continue extending the functionality and range of our applications to bring new and improved solutions to accounting and finance. Examples of recent innovations include the launch of our Intercompany Hub solution, which is designed to manage all intercompany transactions through one centralized, cloud-based system and the launch of our Insights solution, which provides real-time performance measures and a benchmarking dashboard.

Enhance Our Leadership Position in the Enterprise Market and Mid-Market Customer Base

We believe we have a leading position in the enhanced financial controls and automation market with both enterprise market and mid-market customers, and we were recognized as a Leader by the Gartner Report* in the newly created Magic Quadrant for Financial Corporate Performance Management Solutions for our completeness of vision and ability to execute. We had more than 1,500 customers across a variety of industries and geographies as of June 30, 2016. Our customers include some of the largest multi-national enterprises, as well as leading medium and small businesses around the world. We intend to leverage our brand, history of innovation and customer focus to maintain and grow our leadership position with enterprise market customers. We believe that mid-market businesses are particularly underserved and that our platform can help these businesses modernize their accounting and finance processes efficiently and effectively. We have made recent investments to grow our mid-market sales team, and plan to continue leveraging our network of resellers to grow our mid-market business globally.

Increase Customer Spend through Expanded Usage and Adoption of Additional Products

We believe there is a significant opportunity to increase sales of our products within our existing customer base. We pursue a land-and-expand sales model to increase the use of our platform by selling additional solutions and features and increasing the number of users within our customers’ organizations. Our pricing model is designed to allow us to capture additional revenue as our customers’ usage of our platform grows, providing us with an opportunity to increase the lifetime value of our customer relationships.

*	See “Industry and Market Data.”

Expand Our International Operations and Customer Footprint

We believe that we have a significant opportunity to expand the use of our cloud-based products outside the United States. We currently have users in approximately 120 countries, and our platform supports applicable international accounting standards as well as 16 languages and all ISO currencies. We derived approximately 16% of our revenues from sales outside the United States in the six months ended June 30, 2016, and we derived approximately 14% of our revenues from sales outside the U.S. in the year ended December 31, 2015 and believe there are substantial opportunities to increase sales to customers outside of the U.S. We have an established presence in Australia, Canada, England, France, Germany, the Netherlands and Singapore and we intend to invest in further expanding our footprint in these and other regions.

Extend Our Customer Relationships and Distribution Channels

We have established strong relationships with key industry participants to supplement marketing and delivery of our applications. These relationships include agreements with technology vendors such as SAP and Netsuite, professional services firms such as Deloitte & Touche and KPMG, and business process outsourcers, or BPOs, such as Cognizant, Genpact and IBM.

These relationships enable us to effectively market our solutions by offering a complementary suite of services to our customers. In particular, we offer our customers an integrated SAP-endorsed business solution through our relationship with SAP. We intend to continue to strengthen and expand our existing relationships, seek new relationships and further expand our distribution channels to help us expand into new markets and increase our presence in existing markets.

Customers

Our customers include multinational corporations, large domestic enterprises and mid-market companies across a broad array of industries. These businesses include publicly-listed entities and privately-owned enterprises, as well as non-profit entities. From January 1, 2012 to December 31, 2014, our customer base increased from approximately 500 customers to nearly 1,000 customers. As of June 30, 2016, we had over 147,000 individual users in approximately 120 countries across more than 1,500 customers. We define a customer as an entity with an active subscription agreement as of the measurement date. In situations where an organization has multiple subsidiaries or divisions, each entity that is invoiced as a separate entity is treated as a separate customer. However, where an existing customer requests its invoice be divided for the sole purpose of restructuring its internal billing arrangement without any incremental increase in revenue, such customer continues to be treated as a single customer. For the six months ended June 30, 2016, sales to enterprise and mid-market customers represented 83% and 17% of our revenues, respectively. For the years ended December 31, 2014 and 2015, sales to enterprise customers represented 90% and 86% of our revenues, respectively, while sales to mid-market customers represented 10% and 14% of our revenues, respectively.

Our customers operate in complex, diverse and often global information technology ecosystems with numerous general ledgers, sub-ledgers, treasury systems, and ERP systems from different vendors, including NetSuite, Oracle, SAP and Workday. Our platform is designed for and used by employees across the organization, including end users such as internal accounting employees, controllers and chief accounting officers, as well as chief financial officers and other senior executives and external auditors.

We believe our customers benefit from improvements in process management and staff productivity, in addition to a faster financial close. Cost savings are achieved from the reconciliations of accounts, across approval and review roles, in process administration, and in audit, storage and paper expenses.

The following is a sample of our current customers across some of the industries we serve. The customers below vary in size of their respective business and the amount of revenue we derive from them.

Consumer/Retail	Healthcare	Financial Services
Costco Wholesale Corporation Kraft Heinz Foods Company Mondelez The Coca-Cola Company Under Armour	Alliance Healthcare Services American Dental Partners, Inc. Brooks Rehabilitation DaVita HealthCare Partners Inc. Shire Pharmaceuticals Zeltiq Aesthetic	CSAA Insurance Exchange Russell Investment Group RSA Insurance Group plc SunTrust Bank Xoom Corporation

Technology	Industrial/Energy	Services
Adaptive Insights Autodesk GoDaddy.com Rackspace Zendesk, Inc.	British Gas Trading Limited Greif Inc. Hubbell Incorporated Kimberly-Clark Global Sales, LLC Stanley Black & Decker Tyco International Management Company LLC	Brink’s Company Kempinski Hotels Orange Lake Resorts SiriusXM Radio Inc.

Products and Services

Our platform consists of seven core cloud-based products, including Transaction Matching, Account Reconciliations, Consolidation Integrity Manager, Journal Entry, Variance Analysis, Task Management and Daily Reconciliations. Customers typically purchase these in packages that we refer to as solutions, but they have the option to purchase these products individually. Current solutions include our Reconciliation Management, Financial Close Management, Intercompany Hub and Insights.

Reconciliation Management

The process of verifying and validating transactions, balances, and consolidated financial results is referred to as account reconciliation. Our Reconciliation Management solution provides a framework for the reconciliation process, allowing users to build integrity checks and automation into the entire end-to-end work flow. The solution includes:

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Account Reconciliations provides a centralized workspace from which users can collaborate to complete account reconciliations. Features include standardized templates, workflows for review and approval, linkage to policies and procedures, and integrated storage of supporting documentation. The product automates otherwise manual activities in the reconciliation process, significantly reducing time and effort and increasing productivity. It also enhances internal controls by facilitating the appropriate segregation of duties, simplifying reconciliation audits, and adding transparency and visibility to the reconciliation process.

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Transaction Matching analyzes and reconciles high volumes of individual transactions from different sources of data based upon user-configured logic. Our rules engine automatically identifies exceptions, errors, missing data, and variances within massive data sets. The matching engine processes millions of records per minute, can be used with any type of data, and allows customers to reconcile transactions in real-time.

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Consolidation Integrity Manager manages the automated system-to-system tie-out process that occurs during the consolidation phase of the financial close. Companies with multiple ERPs utilize a consolidation system to produce their consolidated financial results. Because these systems contain and produce information that changes continually and requires constant adjustments, a final tie-out that is typically handled manually in a spreadsheet is necessary prior to publishing results. This product automates the tie-out process, aggregating balances from dozens or hundreds of different systems and allowing users to identify exceptions and create adjustments quickly.

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Daily Reconciliations narrows the scope of a reconciliation to a single day’s transactions or balance detail. Users can then perform their analysis in minutes per day, rather than attempting to review an entire month’s worth of activity in a limited time during the period-end close. Some industries, such as banking, require that organizations track the creation and certification of daily reconciliations. Daily reconciliations are a prime example of continuous accounting in action.

Financial Close Management

The collection of processes by which organizations reconcile, consolidate and report on their financial information at the end of each period is referred to as the financial close. Our Financial Close Management solution allows customers to manage the key steps within the close, applying automation where possible, and ensure that tasks are properly completed and reviewed. This solution includes the components of the Reconciliation Management solution, as well as the following products:

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Task Management enables users to create and manage processes and task lists. The product provides automatic and recurring task scheduling, includes configurable workflow, and provides a management console for accounting and finance projects. Though most commonly used with the financial close, users can create task lists and projects for hundreds of different use cases ranging from external audits to environmental impact surveys.

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Journal Entry allows users to manually or automatically generate, review, and post manual journal entries. Journals can be automatically allocated across multiple business units and calculated based on complex, client-defined logic. More importantly, the addition of validation and approval checkpoints helps ensure the integrity of information passed to other financial applications. Customers can use the Journal Entry product to pass information to hundreds of different ERPs and subsystems in a configurable, easily consumable format.

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Variance Analysis provides “always-on” monitoring and automatically identifies anomalous fluctuations in balance sheet and income statement account balances. Once an account in flux is identified, users are automatically alerted so they can research and determine the source of the fluctuation.

Intercompany Hub

Intercompany transactions occur when entities within a corporate parent organization transact with each other. These transactions are some of the most complex and frequent sources of uncertainty for the accounting function. Our Intercompany Hub solution, which was made generally available in November 2015, manages the entire intercompany transaction lifecycle within our platform and we believe it is the only widely available end-to-end intercompany solution. This solution includes the following features:

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Intercompany Workflow replaces informal, ad-hoc intercompany requests and approvals with a simple, structured workflow approval process. The application stores permissions by entity and transaction type, ensuring that both the initiator and the approver of the intercompany transaction are authorized to conduct business.

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Intercompany Processing records an organization’s intercompany transactions once they reach an appropriate completion level and posts them to the appropriate systems from a single source. The product automatically incorporates local taxes, exchange rates, invoicing requirements and customer-specific transfer pricing so that the resulting journal entries will net, which reduces the possibility of intercompany differences and eliminates the need to perform a manual reconciliation.

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Netting and Settlement automatically generate a real-time, aggregated settlement matrix, which show the balance of transactions across an entire organization. Users can filter the information by transaction type, currency or business relationship, easing the process of netting transactions and helping them make informed, strategic decisions.

Insights

Our platform provides us with detailed information about the accounting and finance function for most of our cloud-based customers. Insights, which was made generally available in November 2015, aggregates and analyzes that information and can help clients assess productivity, risk, and timeliness. We also provide a series of key performance indicators and allow clients to compare metrics across their own operating entities, set goals, and gauge their performance over time. Insights provides benchmarking, scores for a variety of industries, company sizes and geographies. These benchmarks are drawn from actual client usage of the application, rather than survey data, which provides valuable context for users.

Services

Customer service is essential to our success. We offer the following services for our customers:

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Implementation. With a focus on configuration over customization, our implementation approach favors rapid and efficient deployments led by accounting experts, rather than technical resources. A typical project will focus on mapping our application to a customer’s current or ideal process, coaching them on best practices, and helping organizations become self-sufficient, instead of dependent on additional professional services. For clients that elect to work with a business process outsourcer or other company for implementation services, our implementation team provides ongoing support in order to ensure that the implementation or finance transformation projects are completed successfully. We generally provide this service for a fixed fee.

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Support. We provide live customer support 24/7/365 from our offices in Los Angeles, Sydney, and London. All customers have access to support resources by phone, email or through our portal, free of charge.

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Customer Success. Our customer success managers, many of whom are former users, provide customers with best practices and help create a roadmap for expanded usage of our platform. We believe that this service, which is made available to all customers, is central to our retention and upsell efforts.

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Training.    We offer a variety of live and web-based training options, but most customers elect to consume their training through our e-learning environment, BlackLine U. Courses cover platform functionality, as well as the underlying concepts that make reconciliation, the financial close, and other accounting and finance activities necessary.

Sales and Marketing

We sell our solutions through our direct sales force. Our enterprise field sales team focuses on selling our solutions to large, global enterprises with annual revenues above $500 million. Our mid-market sales team focuses on selling our solutions to mid-market businesses with annual revenues between $50 million and $500 million. We also have an account management team dedicated to our existing customer base that generates sales by focusing on contract renewals, expanding the current number of users within an organization and up-selling additional products.

Our direct sales force leverages our relationships with technology vendors such as SAP and Netsuite, professional services firms such as Deloitte & Touche and KPMG and business process outsourcers such as Cognizant, Genpact and IBM, to influence and drive customer growth. In particular, we offer our customers an integrated SAP-endorsed business solution in connection with our relationship with SAP. We also utilize a reseller channel that includes software vendors throughout the world and offer training in our solutions so that our reach is further extended by more than 800 certified consultants.

Our marketing efforts are focused on creating sales leads, establishing and extending our brand proposition, generating product awareness, and cultivating our community of users. We generate sales leads primarily through word-of-mouth, search engine marketing, outbound lead generation and our network of business process outsourcers, business services organizations and resellers. We leverage online and offline marketing channels on a global basis and organize customer roundtables and user conferences and release white papers, case studies, blogs, and digital programs and seminars. We have further extended our brand awareness through sponsorships with leading industry organizations such as the American Institute of Certified Public Accountants, or AICPA, the Institute of Management Accountants, or IMA, the Financial Executives International, or FEI, the Institute of Chartered Accountants in England and Wales, or ICAEW, and the Association of Chartered Certified Accountants, or ACCA.

Technology, Operations and Development

Technology

Our platform has been designed to deliver a consistent, scalable, high-performing and secure experience for our customers. Our platform is enabled by rules engines, flexible templates, role-based workflows and accounting-specific business logic. We deliver our hosted solution on a single code base and via a multi-tenant architecture with unique database instances for each customer. All SaaS customers run the current version of our platform and access it through a web browser. We utilize industry-leading hardware and software components to deliver on the following objectives:

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Scalability and Performance.     Our platform supports a high, sustained level of client activity and a large, globally distributed client base while remaining high-performing and reliable. Our infrastructure incorporates load balancing technology and can scale quickly to absorb spikes in usage. We also monitor application performance and intervene as necessary to prevent degradation. Finally, our platform incorporates technologies to manage volume within the solutions. These include a near real-time data warehouse, a high-volume transaction processing engine, and a custom-built user interface.

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Reliability.     During 2015, we had no unscheduled downtime and 99.945% total availability, including scheduled maintenance. Client data is mirrored between primary and alternate data centers, providing effective redundancy and disaster recovery.

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Flexibility.     Our application architecture is modular, which allows us to quickly release new products or expand existing feature-sets by combining and configuring existing components. Our development has always been both rapid and responsive, which allows us to support a wide array of clients and bring new products to market while maintaining a consistent user interface and single, cohesive code base.

Security

Due to the sensitive nature of the data we store for our clients, we place a heavy emphasis on security. Our infrastructure and software products are designed to meet and exceed rigorous security standards and to assure customers that we are taking appropriate measure to protect their data.

We maintain a comprehensive information security management system that extends companywide and integrates into our core technology and business processes. This system includes deployment of a variety of detective, preventive, and deterrent controls that include technical and administrative safeguards. The controls are regularly tested, both internally and by third-party audits and penetration tests. We are certified for compliance with the ISO 27001 framework and we regularly undergo SSAE16, ISAE 3402 and SOC audits. We believe that we are in compliance with regulatory requirements and that we employ security best practices. A dedicated team of security professionals orchestrate our information security program. Our information security controls and practices include strong encryption for data at rest and in transit and extensive monitoring with comprehensive security incident detection and response process.

Operations

We host our platform and solutions for our customers in data centers located in North America (Culpeper, Virginia and Las Vegas, Nevada) and Europe (Amsterdam, Netherlands and London, United Kingdom). We contract with Verizon (Virginia and Netherlands), SuperNap (Nevada) and VMware (UK) for use of these data center facilities. These facilities provide extensive physical security, including manned security 365 days a year, 24 hours a day, seven days a week, with armed guards, video surveillance, redundant power and environmental controls, and technical controls including biometric access. Network equipment, servers, and applications are managed by our employees and we staff a network operations center, or NOC, to monitor performance 365 days a year, 24 hours a day, seven days a week. We regularly conduct risk and security assessments of these facilities and review their SSAE16, SOC, and/or ISO 27001 attestations and certifications to ensure that our datacenter providers have adequate controls to maintain availability and security of our services.

Development

Our research and development organization focuses on developing new software solutions and enhancing existing products, conducting software and quality assurance testing and improving our core technology. Our research and development organization is located primarily in our Los Angeles, California headquarters, where we are committed to recruiting, hiring and retaining top technical talent. We invest substantial resources in research and development to drive core technology innovation and to bring new products to market.

Our research and development expenses were $9.7 million in 2014, $18.2 million in 2015 and $10.5 million for the six months ended June 30, 2016. Our research and development expenses as a percentage of revenue were 18.8%, 21.8% and 18.8% for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016, respectively.

Competition

The market for accounting and financial software and services is competitive, rapidly evolving and requires deep understanding of the industry standards, accounting rules and global financial regulations.

We compete with vendors of financial automation software such as Trintech and we also compete with components of Oracle’s Hyperion software.

We believe the principal competitive factors in our market include the following:

•	level of customer satisfaction;

•	ease of deployment and use of applications;

•	ability to integrate with multiple legacy enterprise infrastructures and third-party applications;

•	domain expertise on accounting best practices;

•	ability to innovate and respond to customer needs rapidly;

•	capability for configurability, integration and scalability of applications;

•	cloud-based delivery model;

•	advanced security and reliability features;

•	brand recognition and historical operating performance; and

•	price and total cost of ownership.

We believe we are positioned favorably against our competitors based on these factors. However, certain of our competitors may have greater name recognition, longer operating histories, more established customer and marketing relationships, larger marketing budgets and significantly greater resources.

Intellectual Property and Proprietary Rights

Our intellectual property and proprietary rights are important to our business. We currently have one patent application, which may not result in an issued patent. We primarily rely on copyright, trade secret and trademark laws, trade secret protection, and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions are larger contributors to our success in the marketplace.

Despite our efforts to preserve and protect our intellectual property and proprietary rights, unauthorized third parties may attempt to copy, reverse engineer, or otherwise obtain portions of our software. Competitors may attempt to develop similar products that could compete in the same market as our products. Unauthorized disclosure of our confidential information by our employees or third parties could occur. Laws of other jurisdictions may not protect our intellectual property and proprietary rights from unauthorized use or disclosure in the same manner as the United States. The risk of unauthorized use of our proprietary and intellectual property rights may increase as our company continues to expand outside of the United States.

Third-party infringement claims are also possible in our industry, especially as software functionality and features expand, evolve and overlap with other industry segments.

Employees and Culture

We believe our culture and employees are fundamental to our success. Therese Tucker, our founder and Chief Executive Officer, has led our company since its inception in 2001 and has built and maintained a culture committed to empowering our employees and communities around us. Our motto “Think. Create. Serve.” expresses our core values as a company dedicated to innovation and creativity, collaboration and action and service to each other and our customers.

We seek to hire talented employees and are focused on their long-term development and training. We work to foster a collaborative, performance-driven working environment where integrity, open and honest communication and accountability are embraced and cultivated. By mixing these important features with an element of fun, we seek to maintain a satisfying workplace for our employees. We are proud of our recognition as a best place to work in the Los Angeles area in 2013, 2014, 2015 and 2016.

Many of our employees have previously worked for our customers. We believe this uniquely positions us to build compelling and effective products while also enhancing the user experience for our customers. Our desire to build a platform that creates value for all stakeholders in the accounting and financial process informs our decisions regarding product design and development.

We also believe in making a positive impact on our communities. Each year during our annual Users Conference we join with our customers to perform a day of community service — in 2014, through a joint event with Windy City Habitat for Humanity, our employees, interested clients and partners volunteered their time to help rebuild homes in the Chicago area and in 2015 we did the same with Atlanta-based Habitat for Humanity to help rebuild homes in the Atlanta area.

As of June 30, 2016, we employed 490 people globally. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our principal executive offices are located in Los Angeles, California where we occupy approximately 66,000 square feet of space under a lease that expires in June 2022. We also occupy additional leased offices located in Chicago, Illinois; Atlanta, Georgia; New York, New York; London,

the United Kingdom; Melbourne, Australia; Sydney, Australia; Paris, France; Johannesburg, South Africa; Frankfurt, Germany; Kuala Lumpur, Malaysia; Vancouver, Canada; Ede, the Netherlands; and Singapore. We believe that our properties are generally suitable to meet our needs for the foreseeable future. In addition, to the extent we require additional space in the future, we believe that it would be readily available on commercially reasonable terms.

Legal Proceedings

From time to time, we may be subject to legal proceedings arising in the ordinary course of business. In addition, from time to time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. As of the date of this prospectus, we are not a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our results of operations, prospects, cash flows, financial position or brand.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table provides information regarding our executive officers, directors and key employees as of October 27, 2016:

Name	Age	Position
Executive Officers:
Therese Tucker	55	Chief Executive Officer and Director
Chris Murphy	48	Chief Revenue Officer
Mark Partin	48	Chief Financial Officer
Karole Morgan-Prager	54	Chief Legal and Administrative Officer

Non-Employee Directors:
Jason Babcoke	43	Director
John Brennan	52	Chairman
William Griffith	45	Director
Hollie Haynes	45	Director
Graham Smith	56	Director
Thomas Unterman	72	Director

Other Key Employees: Alain Avakian	47	Chief Technology Officer
Max Solonski	44	Chief Security Officer
Mario Spanicciati	36	Chief Marketing Officer and Director
Karen Flathers	49	Chief Customer Officer

Executive Officers

Therese Tucker founded BlackLine Systems, Inc. and has served as our Chief Executive Officer and a member of our Board of Directors since August 2001. Prior to founding BlackLine Systems, Inc., Ms. Tucker served as Chief Technology Officer for SunGard Treasury Systems, Inc., a provider of software solutions and information technology services, from 1998 to 2001. Ms. Tucker holds a B.S. in Computer Science and Mathematics from University of Illinois at Urbana-Champaign.

We believe that Ms. Tucker possesses specific attributes that qualify her to serve as a member of our Board of Directors, including over 25 years of experience in the finance and technology industry and the operational insight and expertise she has accumulated as our founder and Chief Executive Officer.

Chris Murphy has served as our Chief Revenue Officer since March 2014. Prior to joining us, Mr. Murphy served as Senior Vice President and General Manager of the Financial Solutions Group for Infor, Inc., a provider of business management enterprise software, from March 2004 to February 2014. From May 2003 to February 2004, Mr. Murphy served as the Vice President of Global Sales Operations for Melita International, a provider of customer contact management solutions. From October 1999 to May 2003, Mr. Murphy served as the Vice President of Sales Operations for divine, inc., an internet incubator. From October 1991 to June 1999, Mr. Murphy served in various financial roles for Platinum Technology Inc., a management software and database company, Information Resources, Inc, a market research company, and United States Cellular Corporation, a provider of wireless services. Mr. Murphy holds an M.B.A. from DePaul University, Charles H. Kellstadt Graduate School of Business, a B.S. in finance from University of South Carolina, Darla Moore School of Business and a B.A. in French from University of South Carolina, Columbia.

Mark Partin has served as our Chief Financial Officer since January 2015 and as our Treasurer since February 2015. Prior to joining us, Mr. Partin served as the Chief Financial Officer for Fiberlink Communications Corporation (now MaaS360, an IBM Company), an Enterprise Mobility Management company from 2005 to 2014. From 1995 to 2005, Mr. Partin served in various senior financial roles for companies such as Headhunter.net, Inc. (now Careerbuilder.com), Contour Medical, Inc. (acquired by Sun Healthcare Group, Inc.), American Health Imaging, and Williams Group International. From 1991 to 1995, Mr. Partin was a CPA and auditor with Arthur Andersen & Co. in Atlanta, Ga. Mr. Partin holds an M.B.A. from Harvard Business School and a B.S. in business administration from the University of Tennessee.

Karole Morgan-Prager has served as our Chief Legal Officer since May 2015 and as our Secretary since August 2015 and was named Chief Legal and Administrative Officer in October 2016. Prior to joining us, Ms. Morgan-Prager served as General Counsel and Corporate Secretary of McClatchy Company, a newspaper and internet publisher, from July 1995 to May 2015. She was named Vice President of The McClatchy Company in May 1998 and Vice President, Corporate Development in May 2012. From November 1992 to June 1995, Ms. Morgan-Prager served as Associate General Counsel for The Times Mirror Company, a newspaper publishing company that was acquired by Tribune Co. From October 1987 to October 1992, Ms. Morgan-Prager was an Associate with the law firm Morrison & Foerster, working on corporate securities matters. Ms. Morgan-Prager holds a J.D. from the University of California, Los Angeles and a B.A. in Journalism and Political Science from University of Nevada.

Non-Employee Directors

Jason Babcoke has served as a member of our Board of Directors since September 2013. Mr. Babcoke has served as a Managing Director of Sumeru Equity Partners, a private equity firm, since March 2014. Since July 2011, Mr. Babcoke has served as a Principal for Silver Lake Sumeru, a middle-market investment group of Silver Lake, a global private equity firm. From August 2008 to July 2011, Mr. Babcoke worked at Symphony Technology Group, a private equity firm. From July 2004 to August 2006, Mr. Babcoke served as a Senior Manager for Life Technologies, a biotech company. From February 2001 to March 2004, Mr. Babcoke served as Director of Engineering for Angstron Systems, Inc., a nano-deposition technology company, acquired by Novellus. From July 2000 to January 2001, Mr. Babcoke served as a Venture Capital Associate for The Spark Group, a technology-focused investment group. Currently, Mr. Babcoke serves as a member of the Board of Directors for Buildium, LLC. Mr. Babcoke holds an M.B.A. from Harvard Business School, an M.S. in Management Science and Engineering from Stanford University and a B.S. in Mechanical Engineering from University of California, Berkeley.

We believe that Mr. Babcoke possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his experience in venture capital investing and knowledge of technology companies.

John Brennan has served as a member of our Board of Directors since September 2013 and is the Chairman of our Board of Directors. Mr. Brennan cofounded Sumeru Equity Partners, a private equity firm and has served as Managing Director since March 2014. Since February 2008, Mr. Brennan has served as a Managing Director for Silver Lake Sumeru, a middle-market investment group of Silver Lake, a global private equity firm. From June 2003 to February 2008, Mr. Brennan served as Senior Vice President of Platform Software for Adobe Systems Incorporated, a computer software company. Mr. Brennan served as Senior Vice President of SMB Segment Operations for Hewlett Packard Company, an information technology company, from April 2000 to June 2003 and as Principal and Associate Partner of Electronics and High-Tech Practice for Accenture Strategic Services, a management consulting, technology services and outsourcing company, from August 1991 to March 1999. Currently, Mr. Brennan serves as a member of the Board of Directors for ForeFlight, LLC,

Influence Health, Inc. (formerly Medseek), Talend, Digital Reasoning Systems, Inc. and Buildium, LLC. Mr. Brennan holds an M.B.A. from University of California, Berkeley Haas School of Business and a B.A. in History from Yale University.

We believe that Mr. Brennan possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his experiences in the technology and venture capital industries and service as a Senior Executive for publicly traded technology companies.

William Griffith has served as a member of our Board of Directors since September 2013. Since January 2013, Mr. Griffith has served as a partner of ICONIQ Capital Group, L.P., the parent company of an independent SEC Registered Investment Advisor and one of our Investors. From January 2012 to December 2012, Mr. Griffith was a private investor. From August 2000 to December 2011, Mr. Griffith was employed by Technology Crossover Ventures, a private equity and venture capital firm, and served as a General Partner starting in 2003. Prior to joining Technology Crossover Ventures, Mr. Griffith served as an Associate for Beacon Group Ventures, a private equity firm acquired by JP Morgan Chase & Co. Before joining Beacon Group Ventures, Mr. Griffith served as an Investment Banking Analyst at Morgan Stanley, a financial services company. Currently, Mr. Griffith serves as a Board member for Age of Learning, Inc. and Procore Technologies, Inc. Mr. Griffith holds an M.B.A. from Stanford University Graduate School of Business and an A.B. in History and Engineering from Dartmouth College.

We believe that Mr. Griffith possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his experience as an investment professional in the technology industry and service as a Board member for private and publicly traded companies.

Hollie Haynes has served as a member of our Board of Directors since September 2013. Ms. Haynes founded Luminate Capital Partners, a private equity firm, and has served as its Managing Partner since January 2015. Since June 2007, Ms. Haynes has served as Managing Director for Silver Lake Sumeru, a middle-market investment group of Silver Lake, a global private equity firm. Ms. Haynes joined Silver Lake in August 1999. From June 1993 to July 1997, Ms. Haynes served in various analyst roles for Hellman & Friedman, a private equity firm, and Morgan Stanley, an investment bank. Currently, Ms. Haynes serves as a member of the Board of Directors for Influence Health, Inc. (formerly Medseek), Opera Solutions, LLC, Professional Datasolutions, Inc. and Oversight Systems, Inc. Ms. Haynes holds an M.B.A. from Stanford University Graduate School of Business and an A.B. in Economics from Harvard University.

We believe that Ms. Haynes possesses specific attributes that qualify her to serve as a member of our Board of Directors, including her experience in the technology and financial industries and service as a board member for privately held companies.

Graham Smith has served as a member of our Board of Directors since May 2015. Mr. Smith served as Executive Vice President of Salesforce, Inc., a provider of customer relationship management software from April 2015 to June 2015. He also served as Salesforce, Inc.’s Executive Vice President, Finance from August 2014 to March 2015, Executive Vice President and Chief Financial Officer from March 2008 to August 2014, and Executive Vice President and Chief Financial Officer Designate from December 2007 to March 2008. From January 2003 to December 2007, Mr. Smith served as Chief Financial Officer of Advent Software, Inc., a provider of portfolio accounting software. Mr. Smith has served as a member of the board of directors for Splunk Inc., a provider of operational intelligence software, since July 2011, MINDBODY, Inc., a provider of software to the wellness industry, since February 2015, Xero, Inc., a provider of online accounting software, since February 2015 and Citrix Systems, Inc., a provider of workplace software, since December 2015. Mr. Smith holds a B.Sc. in Economics and Politics from University of Bristol in England and is qualified as a chartered accountant in England & Wales.

We believe that Mr. Smith possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his experiences in the software industry and service as an Executive for publicly traded companies.

Thomas Unterman has served as a member of our Board of Directors since 2010. Since September 1999, Mr. Unterman has served as Partner for Rustic Canyon Partners, an early stage venture capital firm, which he founded in September 1999. From August 1992 to December 1999, Mr. Unterman served as Executive Vice President and Chief Financial Officer of The Times Mirror Company, a newspaper publishing company that was acquired by Tribune Co. Currently, Mr. Unterman serves as Chairman of the Board of the California Community Foundation and Westwood Technology Transfer. He is a Trustee of the California State Teachers Retirement System and a Director of several Los Angeles community based non-profit companies. He also serves as a director for several of the Rustic Canyon portfolio companies and Praedicat, a private company whose largest shareholder is Rand Corporation. Mr. Unterman holds a J.D. from University of Chicago and a B.A. from the Woodrow Wilson School of Public Affairs at Princeton University.

We believe that Mr. Unterman possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his substantial experience as an executive officer of a public company, as an investment professional and as a director of private technology companies. We also believe that Mr. Unterman brings historical knowledge and continuity to the board of directors.

Other Key Employees

Alain Avakian has served as our Chief Technology Officer since March 2014. Prior to joining us, Mr. Avakian served as Chief Technology Officer for Rent.com, Inc. from July 2011 to January 2014. From February 2007 to July 2011, Mr. Avakian served as Head of Technology and Principal Architect for Rent.com, an apartment search website acquired by eBay, Inc. From July 2001 to February 2007, Mr. Avakian served as Principal Architect and Senior Software Engineer for Rent.com, Inc. From December 1992 to May 2001, Mr. Avakian served in various Senior and Lead Architect and Software Engineer roles for Stamps.com Inc., a provider of Internet-based mailing and shipping services, CitySearch, an online city guide that provides information about businesses, Tele-Communications, Inc. (now Comcast), a cable television provider, and Packard Bell, a computer manufacturing subsidiary of Acer, Inc. Mr. Avakian holds a B.S. in computer science and mathematics from California State University, Northridge.

Karen Flathers joined us in September 2016 as our Chief Customer Officer. Prior to joining us, Ms. Flathers served as the Vice President Global Field Operations of Zoura Inc., a provider of SaaS-based billing, commerce and finance management products from September 2015 to September 2016. Ms. Flathers also served as Zoura Inc.’s Vice President Professional Services from September 2014 to September 2015. From September 2008 to June 2014, Ms. Flathers served as Senior Vice President Services and Support/General Manager Software of Aclara Technologies LLC, a provider of SaaS and on premise solutions to the utility industry. From January 1999 to September 2008, Ms. Flathers served in various senior professional services roles for SAP America, Inc., a developer of business software solutions. Ms. Flathers holds a B.A. from Brown University.

Max Solonski has served as our Vice President of Information Security from March 2012 to October 2015 and was named Chief Security Officer in October 2015. From November 2010 to March 2012, Mr. Solonski served as Senior Manager of Information Security and Compliance for Mattel, Inc., a multinational toy manufacturing company. From February 2009 to November 2010, Mr. Solonski served as Manager of Global Information Security for Westfield Corporation, one of the world’s leading shopping center companies. From April 2006 to January 2009, Mr. Solonski served as Manager of

Information Security for Warner Bros. Entertainment Inc., an entertainment company. From April 2002 to April 2006, Mr. Solonski served as Senior Security Analyst for The Walt Disney Company, a multinational mass media and entertainment company.

Mario Spanicciati joined us in 2004 and served as our Chief Strategy Officer from August 2015 to October 2016. In October 2016, Mr. Spanicciati was appointed as our Chief Marketing Officer. Previously, Mr. Spanicciati served as our Executive Vice President. He has been a member of our Board of Directors since September 2013. Prior to joining us, Mr. Spanicciati served as an Analyst for Merrill Lynch’s Private Banking & Investment Group, a division of Merrill Lynch that offers personalized wealth management products and services from January 2003 to June 2004. Mr. Spanicciati holds a B.S. in Hotel Administration from Cornell University.

We believe that Mr. Spanicciati possesses specific attributes that qualify him to serve as a member of our Board of Directors, including the perspective and experience he brings as our Chief Strategy Officer. We also believe that he brings historical knowledge, operational expertise and continuity to the board of directors.

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of Messrs. Babcoke, Brennan, Griffith, Smith, Spanicciati and Unterman and Mses. Tucker and Haynes. Following the completion of this offering, we expect our board of directors to consist initially of eight directors. Within one year of the effective date of the registration statement, we intend to increase the size of our board of directors by one director and will fill the vacancy with a director who will be elected to serve on our audit committee and who satisfies the enhanced independence standards for audit committee members established by applicable Securities and Exchange Commission, or SEC, rules and the rules of the NASDAQ Stock Market.

Pursuant to the Stockholders’ Agreement described under “Certain Relationships and Related Party Transactions—Transactions in Connection with the Offering—Stockholders’ Agreement,” our stockholders will be entitled to designate members of our Board as follows:

•

Silver Lake Sumeru will be entitled to initially designate: (i) seven directors of up to a 13 member Board for so long as Silver Lake Sumeru beneficially owns more than 35% of the total number of shares of our common stock then outstanding; (ii) six directors for so long as Silver Lake Sumeru beneficially owns 35% or less, but more than 25% of the total number of shares of our common stock then outstanding; (iii) three directors for so long as Silver Lake Sumeru beneficially owns 25% or less, but more than 20% of the total number of shares of our common stock then outstanding; (iv) two directors for so long as Silver Lake Sumeru beneficially owns 20% or less, but more than 10% of the total number of shares of our common stock then outstanding; and (v) one director for so long as Silver Lake Sumeru beneficially owns 10% or less, but at least 5% of the total number of shares of our common stock then outstanding.

•	Iconiq will be entitled to initially designate one director for so long as Iconiq beneficially owns at least 5% of the total number of shares of our common stock then outstanding.

Silver Lake Sumeru and Iconiq designees to the Board will each serve until the annual meeting of stockholders in the year in which their respective Board terms expire. If Silver Lake Sumeru or Iconiq meet the applicable beneficial ownership thresholds as of 120 days prior to such annual meetings, the Silver Lake Sumeru or Iconic designees will be nominated by the Board for election by the stockholders at such annual meeting. The Principal Stockholders will agree to vote their shares in favor of the directors nominated as set forth above. In addition, Silver Lake Sumeru and Iconiq shall be entitled to designate the replacement for any of their respective board nominees or designees, as applicable, whose board service terminates prior to the end of the director’s term. In each case, Silver Lake Sumeru’s and Iconiq’s nominees or designees, as applicable, must comply with applicable law and stock exchange rules.

Directors nominated or designated by Silver Lake Sumeru under the Stockholders’ Agreement are referred to in this prospectus as the “Silver Lake Sumeru Directors.” The initial Silver Lake Sumeru Directors will be Messrs. Babcoke and Brennan and Ms. Haynes. The initial Iconiq Director will be Mr. Griffith.

Ms. Tucker and Mr. Spanicciati will also each be entitled to membership on the Board. In the event that Ms. Tucker or Mr. Spanicciati ceases to be employed by the company for any reason and she or he beneficially owns less than 5% of the total number of shares of our common stock outstanding (i) she or he will be required to immediately tender her or his resignation from the Board effective only upon acceptance by the Board and (ii) the Board may, in its sole discretion, accept or reject such resignation. If the Board rejects the resignation, Ms. Tucker or Mr. Spanicciati, as applicable, will continue to have the right to be designated for membership on the Board; provided that the Board will have the right, by unanimous vote of the other directors (excluding both Ms. Tucker and Mr. Spanicciati), to require such director’s resignation from the Board if the Board determines such resignation would be in the best interests of the company, regardless of the number of shares of common stock held by Ms. Tucker or Mr. Spanicciati.

Silver Lake Sumeru shall also have the right to have one designee serve on the audit committee until a new independent director is elected within one year of the effective date of the registration statement of which this prospectus forms a part, two designees serve on the compensation committee, and two designees serve on the nominating and corporate governance committee, if such committee is formed, subject to compliance with applicable law and stock exchange rules, so long as Silver Lake Sumeru owns at least 15% of the total number of shares of our common stock then outstanding. The Stockholders’ Agreement, subject to certain exceptions, will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of Silver Lake Sumeru so long as Silver Lake Sumeru owns at least 15% of the total number of shares of our common stock then outstanding. The affiliates of each of the Principal Stockholders will agree to vote their shares in favor of the directors designated as set forth above.

As of the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2017 for the Class I directors, 2018 for the Class II directors, and 2019 for the Class III directors.

•	Our Class I directors will be Ms. Tucker and Messrs. Spanicciati and Unterman.

•	Our Class II directors will be Ms. Haynes and Mr. Babcoke.

•	Our Class III directors will be Messrs. Brennan, Griffith and Smith.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Our board of directors is responsible for, among other things, overseeing the conduct of our business, reviewing and, where appropriate, approving our long-term strategic, financial and organizational goals and plans, and reviewing the performance of our chief executive officer and other members of senior management. Following the end of each year, our board of directors will conduct an annual self-evaluation, which includes a review of any areas in which the board of directors or management believes the board of directors can make a better contribution to our corporate governance, as well as a review of our committee structure and an assessment of the board of directors’ compliance with corporate governance principles. In fulfilling the board of directors’ responsibilities, directors have full access to our management and independent advisors.

Director Independence

Upon completion of our initial public offering, we intend to have:

•	a majority of our board of directors consisting of independent directors as defined under the rules of the NASDAQ Stock Market;

•

an audit committee consisting of a majority of fully independent directors, as defined under the rules of the NASDAQ Stock Market and Rule 10A-3 of the Exchange Act, and a fully independent audit committee within one year of the effective date of the registration statement; and

•	a compensation committee consisting of fully independent directors as defined under the rules of the NASDAQ Stock Market and Rule 10C-1 of the Exchange Act.

Because the Principal Stockholders will own a majority of our outstanding common stock following the completion of this offering, we will be a “controlled company” as that term is set forth in the rules of the NASDAQ Stock Market and we will be eligible to rely on certain corporate governance exemptions. Although we will qualify as a “controlled company,” we do not expect to rely upon these exemptions. Under the stock exchange rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including: (1) the requirement that a majority of our board of directors consist of independent directors, (2) the requirement that our director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with board resolutions or a written charter, as applicable, addressing the nominations process and related matters as required under the federal securities laws and (3) the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Even as a “controlled company,” we must comply with the rules applicable to audit committees set forth in the stock exchange rules.

In addition, certain phase-in periods with respect to director independence will be available to us under the stock exchange rules. We do expect to take advantage of certain of these provisions. The phase-in periods allow us to have only one independent member on the audit committee upon the listing date of our common stock, a majority of independent members on the audit committee within 90 days of the effective date of the registration statement and a fully independent audit committee within one year of the effective date of the registration statement. Our audit committee will consist of a majority of independent directors upon the listing date of our common stock and we will have a fully independent audit committee within one year of the effective date of this registration statement.

In September 2016, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, other than Ms. Tucker and Mr. Spanicciati, are “independent directors” as defined under the rules of the NASDAQ Stock Market. In addition, our board of directors determined that Messrs. Smith and Unterman, who are members of our audit committee, satisfy the enhanced independence standards for audit committee members established by applicable Securities and Exchange Commission, or SEC, rules and the rules of the NASDAQ Stock Market. Our board of directors has determined that Ms. Haynes and Mr. Brennan, who are members of our compensation committee, satisfy the enhanced independence standards for compensation committee members established by applicable SEC rules and the rules of the NASDAQ Stock Market. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence.

Board Committees

Our board of directors has an audit committee and a compensation committee. Our board of directors does not currently have a standing nominating and corporate governance committee. Other than those directors nominated or designated in accordance with the Stockholders’ Agreement, in accordance with the rules of the NASDAQ Stock Market, independent directors constituting a majority of our independent directors in a vote in which only independent directors participate will recommend a director nominee for selection by our board of directors. Our board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating and corporate governance committee. Pursuant to the Stockholders’ Agreement, Silver Lake Sumeru will have the right to have one designee serve on the audit committee until a new independent director is elected to serve on the audit committee within one year of the effective date of the registration statement of which this prospectus forms a part, two designees serve on the compensation committee, and two designees serve on the nominating and corporate governance committee, if such committee is formed, so long as Silver Lake Sumeru owns at least 15% of the total number of shares of our common stock then outstanding, subject to compliance with applicable law and stock exchange rules. Each of the committees has the composition and the responsibilities described below.

Audit Committee.     Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee will also:

•	oversee the work of our independent auditors and our internal control function;

•	approve the hiring, discharging and compensation of our independent auditors;

•	approve engagements of the independent auditors to render any audit or permissible non-audit services;

•	review the qualifications, independence and performance of our independent auditors;

•	review the scope of the annual audit;

•	review our financial statements and review our critical accounting policies and estimates;

•	review the adequacy and effectiveness of our internal controls;

•	review and discuss with management and our independent auditors the results of our annual audit, our quarterly financial statements and our publicly filed reports;

•	review our risk assessment and risk management processes;

•	establish procedures for receiving, retaining and investigating complaints received by us regarding accounting, internal accounting controls or audit matters; and

•	review and approve related party transactions under Item 404 of Regulation S-K.

Upon the completion of this offering, our audit committee will consist of Messrs. Babcoke, Smith and Unterman, with Mr. Smith serving as chairperson. Each of Messrs. Smith and Unterman is considered an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act and all members of the audit committee are financially literate. We believe that our audit committee charter and the functioning of our audit committee comply with the applicable requirements of rules and regulations of the SEC and the NASDAQ Stock Market.

Compensation Committee.     Our compensation committee oversees our corporate compensation programs. Our compensation committee will also:

•	review and recommend policies relating to compensation and benefits of our officers and employees;

•	review and approve corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers;

•	evaluate the performance of our officers in light of established goals and objectives;

•	recommend compensation of our officers based on its evaluations;

•	administer our equity compensation plans; and

•	make recommendations regarding non-employee director compensation to the full board of directors.

Upon the completion of this offering, our compensation committee will consist of Ms. Haynes and Mr. Brennan, with Mr. Brennan serving as the chairperson. We believe that our compensation committee charter and the functioning of our compensation committee comply with the applicable requirements of the rules and regulations of the SEC and the NASDAQ Stock Market.

Director Compensation

Our employee directors, Ms. Tucker and Mr. Spanicciati, have not received any compensation as directors.

The following table provides information regarding compensation of our non-employee directors for service as directors, for the year ended December 31, 2015. Other than as set forth in the table and described more fully below, in 2015 we did not pay any compensation to any person who served as a non-employee member of our board of directors who is affiliated with our Principal Stockholders or any fees to, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the other non-employee members of our board of directors.

Name	Fees Earned or Paid in Cash		Option Awards (1)	All Other Compensation	Total
Jason Babcoke	—		—	—	—
John Brennan	—		—	—	—
William Griffith	—		—	—	—
Hollie Haynes	—		—	—	—
Graham Smith	$30,640	(2)	$716,238	—	$746,878
Thomas Unterman	$40,000	(3)	—	—	$40,000

(1)	The amounts in the “Option Awards” column reflect the aggregate grant date fair value of stock options granted during the fiscal year computed in accordance with FASB ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to our financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)	The amount shown reflects an annual cash retainer for such director’s service as a member of our board of directors and audit committee. Mr. Smith joined the board of directors in May 2015 and therefore, this amount reflects payment for Mr. Smith’s service on the board for part of the year.
(3)	The amount shown reflects an annual cash retainer for such director’s service as a member of our board of directors.

The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2015:

Name	Date of Grant	Number of Shares Underlying Options Exercisable	Number of Shares Underlying Options Unexercisable	Option Exercise Price Per Share ($)(1)	Option Expiration Date
Jason Babcoke	—	—	—	—	—
John Brennan	—	—	—	—	—
William Griffith	—	—	—	—	—
Hollie Haynes	—	—	—	—	—
Graham Smith(2)(3)	5/20/2015	—	100,000	$14.50	5/19/2025
Thomas Unterman(4)	3/3/2014	25,000	75,000	$5.00	3/2/2024

(1)	This column represents the fair market value of a share of our common stock on the date of grant as determined by the board of directors.
(2)	Mr. Smith joined our board of directors in May 2015.
(3)	Twenty-five percent (25%) of the shares (rounded down to the nearest whole number of shares) vests on each of the first four anniversaries of the vesting commencement date (May 20, 2015), subject to continued service with us through each applicable vesting date.
(4)	Twenty-five percent (25%) of the shares (rounded down to the nearest whole number of shares) vests on each of the first four anniversaries of the vesting commencement date (March 3, 2014), subject to continued service with us through each applicable vesting date.

In September 2016, our board of directors adopted our outside director compensation policy. Members of our board of directors who are not employees are eligible for compensation under our outside director compensation policy. Our outside director compensation policy will be effective as of the effective date of the registration statement of which this prospectus forms a part. Under our outside director compensation policy, after the effective date of the registration statement of which this prospectus forms a part, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards as described below. Our board of directors may revise outside director compensation as it deems necessary or appropriate.

Cash Compensation.     Under our outside director compensation policy, all non-employee directors will be entitled to receive the following cash compensation for their services following the effective date of the registration statement of which this prospectus forms a part.

•	$40,000 per year for service as a board member;

•	$20,000 per year additionally for service as chair of the audit committee;

•	$10,500 per year additionally for service as chair of the compensation committee; and

•	$7,500 per year additionally for service as chair of the nominating and corporate governance committee, if such committee is formed.

All cash payments to non-employee directors will be paid quarterly in arrears on a prorated basis. No additional cash compensation will be paid to an individual who serves as a member of a committee of the board.

Equity Compensation.     Following the effective date of the registration statement of which this prospectus forms a part, nondiscretionary, automatic grants of stock options and restricted stock units will be made to our non-employee directors under our outside director compensation policy.

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Initial Award.     Each person who first becomes a non-employee director after the effective date of the registration statement of which this prospectus forms a part will be granted an equity award having a grant date value equal to $165,000 multiplied by a fraction, (1) the numerator of which is (x) 12 minus (y) the number of full months between the date of the last annual meeting of stockholders and the date the individual becomes a member of the board and (2) the denominator of which is 12, (rounded to the nearest whole share), or the Initial Award. The Initial Award will be comprised of stock options and restricted stock units, each having a grant date value of approximately 50% of the aggregate value of the Initial Award. The Initial Award will be granted on the date on which such person first becomes a non-employee director on or following the effective date of this offering. Subject to the terms of the policy, the Initial Award will vest as to 100% of the shares subject thereto upon the earlier of the one year anniversary of the grant date or the day prior to our next annual meeting of stockholders, subject to the individual’s continued service through the applicable vesting date. A director who is an employee who ceases to be an employee director but who remains a director will not receive an Initial Award.

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Annual Award.     On the date of each annual meeting of stockholders beginning with the second annual meeting following the effective date of the registration statement of which this prospectus forms a part, each non-employee director automatically will be granted an equity award having a grant date value equal to $165,000, or the Annual Award. The Annual Award will be comprised of stock options and restricted stock units, each having a grant date value of approximately 50% of the aggregate value of the Annual Award. Subject to the terms of the policy, each Annual Award will vest as to 100% of the shares subject thereto upon the earlier of the one year anniversary of the grant date or the day prior to our next annual meeting occurring after the grant date, subject to the individual’s continued service through the applicable vesting date.

The grant date value of all equity awards granted under our outside director compensation policy will be determined in accordance with U.S. generally accepted accounting principles.

Non-employee directors also are eligible to receive all types of equity awards (except incentive stock options) under our 2016 Plan, including discretionary awards not covered under our outside director compensation policy.

Any award granted under our outside director compensation policy will fully vest in the event of a change in control, as defined in our 2016 Plan, provided that the individual remains a director through such change in control.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers, and directors, including our chief executive officer, chief financial officer and other executive and senior financial officers. Upon the completion of this offering, the full text of our code of business conduct and ethics will be posted on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Ms. Haynes and Mr. Brennan. Mr. Brennan is the chairperson of our compensation committee. None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

2015 Summary Compensation Table

The following table presents information concerning the total compensation of our named executive officers, or NEOs, which consist of our principal executive officer and the next two most highly compensated executive officers, for services rendered to us in all capacities during the year ended December 31, 2015:

Name and Principal Position	Year	Salary ($)	Bonus($)		Option Awards($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total
Therese Tucker Chief Executive Officer	2015	$322,530	—		—	$325,000	$175	$647,705
Mark Partin Chief Financial Officer	2015	$286,351	—		$3,891,736	$55,000	$10,545	$4,243,632
Karole Morgan-Prager Chief Legal Officer	2015	$179,101	$50,000	(3)	$1,424,000	$70,000	$9,898	$1,732,999

(1)	The amounts in these columns represent the aggregate grant date fair value of stock option awards as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	The amounts in these columns represent annual incentives earned for 2015 under our 2015 Executive Officer Bonus Plan, as described in additional detail below. For Mr. Partin and Ms. Morgan-Prager, these amounts were pro-rated based on the number of full months they were employed by the company in 2015.
(3)	Reflects amount paid for a one-time signing bonus.

Non-Equity Incentive Plan Compensation

Each of our NEOs participated in the 2015 Executive Officer Bonus Plan, or the 2015 Bonus Plan, which provided for cash incentives for certain company executives, including our NEOs, for 2015 performance. Target bonuses for the NEOs were based on a percentage of his or her 2015 annual base salary. The 2015 target bonus amounts under the 2015 Bonus Plan for the NEOs were: Ms. Tucker (100%), Mr. Partin (20%), and Ms. Morgan-Prager (40%).

The 2015 Bonus Plan was designed to fund based on company performance, measured by projected net bookings and free cash flow, and, in the case of Mr. Partin and Ms. Morgan-Prager, subject to adjustment based on the NEO’s individual contributions to our business. The 2015 Bonus Plan provides that if the free cash flow threshold was achieved, then the 2015 Bonus Plan would fund as to: (a) 50%, if between 80% and 99% of the projected net bookings target was achieved or (b) 100%, if 100% or above of the projected net bookings target was achieved. In addition, for Mr. Partin, the 2015 Bonus Plan provides that if between 100% and 120% of the projected net bookings target was achieved, the 2015 Bonus Plan would pay a 5% increased payout for each 1% of net bookings that was achieved, with a total cap of 200% of his target bonus. Each NEO’s bonus payment under the 2015 Bonus Plan was based on the percentage at which the 2015 Bonus Plan funded as described above, and, in the case of Mr. Partin and Ms. Morgan-Prager, subject to adjustment based on the NEO’s individual performance.

For 2015, our compensation committee established a net bookings target based on the change in annualized subscription and support revenue from the end of the year 2014 to the end of the year 2015 and a free cash flow target based on cash flow from operations less capital expenditures. After the end of 2015, our compensation committee determined that we did not achieve the free cash flow threshold but exercised its discretion to waive this threshold in light of our achievements in net bookings and other of our key financial areas, including revenue growth, in 2015. The compensation committee determined we achieved 100% of our projected net bookings target for 2015, and therefore determined to fund 100% of the 2015 Bonus Plan. After considering the individual performance of Mr. Partin and Ms. Morgan-Prager, our compensation committee did not make any adjustments to their bonus amounts. Each NEO received a bonus payment equal to 100% of his or her 2015 target bonus.

2015 Outstanding Equity Awards at Year-End

The following table presents information concerning all outstanding equity awards held by each of our named executive officers as of December 31, 2015:

Named Executive Officer	Grant Date	Option Awards— Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards— Securities Underlying Unexercised Options (#) Unexercisable	Option Awards— Option Exercise Price ($)(1)	Option Awards— Option Expiration Date
Therese Tucker	—	—	—	—	—
Mark Partin(2)	3/30/2015	—	560,176	$14.00	3/29/2025
Karole Morgan-Prager(3)	5/30/2015	—	200,000	$14.50	5/29/2025

(1)	This column represents the fair market value of a share of our common stock on the date of grant, as determined by our board of directors.
(2)	Twenty-five percent (25%) of the shares (rounded down to the nearest whole number of shares) vest on each of the first four anniversaries of the vesting commencement date (January 20, 2015), subject to continued service with us through each applicable vesting date.
(3)	Twenty-five percent (25%) of the shares (rounded down to the nearest whole number of shares) vest on each of the first four anniversaries of the vesting commencement date (May 30, 2015), subject to continued service with us through each applicable vesting date.

Fiscal Year 2016 Equity Awards for Named Executive Officers

In October 2016, we granted to our named executive officers and other key employees options to purchase shares of our common stock under our 2014 Plan. The per share exercise price for each option equals $14.00 which is the midpoint of the range of estimated offering prices set forth on the cover of the preliminary prospectus dated October 17, 2016. The material terms of the options to our named executive officers are described below.

Therese Tucker

Ms. Tucker received two stock option awards.

The first stock option award, or the Performance-Based Option, covers 482,800 shares of our common stock. The shares subject to the Performance-Based Option vest based on achievement of certain performance metrics and Ms. Tucker’s continued service with us through the date on which achievement is determined by our board of directors or its authorized committee. For the period beginning on January 1, 2016 and ending on December 31, 2019, or the Performance Period, if we achieve certain cash flow targets as determined by our board of directors in the annual budget it approves for each of our fiscal years, or the Cash Flow Metric, then the Performance-Based Option vests based on the extent of our achievement of cumulative annual recurring revenue goals during the Performance Period. If our board of directors determines that the Cash Flow Metric was met during the Performance Period but we did not achieve at least the threshold level of achievement of our cumulative annual recurring revenue goals during the Performance Period, then the portion of the Performance-Based Option that becomes eligible to vest and become exercisable but failed to vest during the Performance Period may be eligible to vest and becomes exercisable based on the extent of our achievement of cumulative annual recurring revenue goals during the period beginning on January 1, 2016 and ending on December 31, 2020.

If, upon a “change of control” (as defined in Ms. Tucker’s employment agreement), the Performance-Based Option is not vested and exercisable and is not assumed or substituted for, then it is intended that, immediately prior to such change of control, the Performance-Based Option will vest as to 100% of the shares subject to the Performance-Based Option. If, upon a change of control, the Performance-Based Option is assumed and substituted for and cumulative annual recurring revenue thresholds are met (which are based on the year in which the change of control occurs), then, immediately prior to the change of control, the Performance-Based Option will vest and become exercisable as to the number of shares subject to the Performance-Based Option equal to 1/48th of the number of shares subject to the Performance-Based Option multiplied by the total number of completed months between the date the Performance-Based Option is granted and the consummation of the change of control, rounded down to the nearest whole share, and the remaining shares will become vested and exercisable at a rate of 1/48th of the number of shares subject to the Performance-Based Option per month through the four year anniversary of the date the Performance-Based Option is granted, subject to Ms. Tucker’s continued service with us through each such vesting date.

The second stock option award, or the Time-Based Option, covers 96,560 shares of our common stock. 25% of the shares subject to the Time-Based Option (rounded down to the nearest whole number of shares) will vest on each of the first four anniversaries of the Time-Based Option’s vesting commencement date, subject to Ms. Tucker’s continued service with us through each such vesting date. If, upon a change of control, the Time-Based Option is not vested and exercisable and is not assumed or substituted for, then immediately prior to such change of control, the Time-Based Option will vest as to 100% of the shares subject to the Time-Based Option. If, upon a change of control, the Time-Based Option is assumed or substituted for and Ms. Tucker experiences a qualifying termination as described in her employment agreement, then the Time-Based Option will vest as to 100% of the shares subject to the Time-Based Option.

Both the Performance-Based Option and the Time-Based Option were granted subject to the terms and conditions of our 2014 Plan and the option agreements thereunder.

Mark Partin and Karole Morgan-Prager. Mr. Partin received an option award covering 48,280 shares of our common stock and Ms. Morgan-Prager received an option award covering 217,260 shares of our common stock. 25% of the shares subject to each of these option awards (rounded down to the nearest whole number of shares) will vest on each of the first four anniversaries of the grant date, subject to the named executive officer’s continued service with us through each such vesting date.

Executive Employment Arrangements

Therese Tucker.     On August 24, 2016, we entered into an employment agreement with Therese Tucker, our Chief Executive Officer. The employment agreement has an initial term of three years from January 1, 2016 and is expected to automatically renew on each year thereafter, unless we or Ms. Tucker provides the other party at least 30 days written notice. In the event of a “change in control” (as defined in Ms. Tucker’s agreement), the term will extend for an additional two years from the date of such change in control.

The employment agreement provides Ms. Tucker with an initial annual base salary of $350,000 and an on-target bonus equal to 100% of her base salary, based upon achievement of performance objectives to be determined by our compensation committee.

Ms. Tucker’s employment agreement also provides that if her employment is terminated by us without “cause” (excluding by death or disability), we decide to not renew Ms. Tucker’s agreement, or Ms. Tucker resigns for “good reason” (as such terms are defined in Ms. Tucker’s agreement), Ms. Tucker will receive (i) a lump sum payment equal to 18 months of Ms. Tucker’s base salary then in effect; (ii) a lump sum payment equal to the premium costs for Ms. Tucker and her eligible dependents to continue health insurance coverage under COBRA for 18 months; and (iii) a lump sum amount equal to the prorated portion of Ms. Tucker’s annual bonus for the year of termination that would have been paid to Ms. Tucker had Ms. Tucker been employed by us for the entire fiscal year of termination, based on actual performance for the year (and assuming any individual performance goals would have been met at target levels) and (iv) a lump sum amount equal to the earned but unpaid bonus for the prior fiscal year, if any.

Ms. Tucker’s employment agreement also provides that if Ms. Tucker’s employment is terminated by us without “cause” (excluding by death or disability), we decide to not renew Ms. Tucker’s agreement, or Ms. Tucker resigns for “good reason” and such termination occurs in connection with, or within three months before or 24 months after a “change of control” (as such term is expected to be defined in Ms. Tucker’s agreement), Ms. Tucker will receive (i) a lump sum payment equal to 12 months of Ms. Tucker’s base salary then in effect, or, if greater, as in effect immediately prior to the change of control; (ii) a lump sum payment equal to the premium costs for Ms. Tucker and her eligible dependents to continue health insurance coverage under COBRA for 12 months; (iii) a lump sum amount equal to the earned but unpaid bonus for the prior fiscal year, if any; and (iv) 100% of the shares subject to Ms. Tucker’s outstanding Company equity awards will vest and, to the extent applicable, become exercisable.

Ms. Tucker’s employment agreement also provides that if her employment is terminated due to her death or disability, Ms. Tucker will receive (i) a lump sum amount equal to the earned but unpaid bonus for the prior fiscal year, if any and (ii) a lump sum amount equal to the Ms. Tucker’s target bonus, pro-rated to reflect time served in the year of termination.

Any receipt of severance benefits by Ms. Tucker will be contingent upon her execution and non-revocation of a separation agreement and release of claims against us. In the event any of the payments provided for under this agreement or otherwise payable to Ms. Tucker would constitute “parachute payments” within the meaning of Section 280G of the Code could be subject to the related excise tax under Section 4999 of the Code, she would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to her. This employment agreement does not require us to provide any tax gross-up payments.

Mark Partin.     On December 25, 2014, we entered into an employment offer letter with Martin Partin, our Chief Financial Officer. This employment letter has no specific term and provides for at-will employment. This employment offer letter provides for an initial annual base salary, an initial annual on-target bonus opportunity, and a commitment to grant him an initial option to purchase shares of our common stock, the material terms of such option are described in the “2015 Outstanding Equity

Awards At Year-End” table above. This employment letter also provides for vesting acceleration and severance benefits.

On September 29, 2016, we entered into a confirmatory employment letter with Mr. Partin. The confirmatory employment letter has no specific term and provides for at-will employment. The confirmatory employment letter supersedes Mr. Partin’s original employment offer letter. The vesting acceleration and severance benefits have been replaced by the Policy as described in the “Change of Control and Severance Policy” below. Mr. Partin’s current annual base salary is $340,000 and Mr. Partin’s current annual on-target bonus is 40% of his annual base salary.

Karole Morgan-Prager.     On May 4, 2015, we entered into an employment offer letter with Karole Morgan-Prager, our Chief Legal Officer. This employment letter has no specific term and provides for at-will employment. This employment offer letter provides for an initial annual base salary, an initial annual on-target bonus opportunity, a signing bonus, relocation benefits, and a commitment to grant her an initial option to purchase shares of our common stock, the material terms of such option are described in the “2015 Outstanding Equity Awards At Year-End” table above. This employment letter also provides for vesting acceleration and severance benefits.

On September 29, 2016, we entered into a confirmatory employment letter with Ms. Morgan-Prager. The confirmatory employment letter has no specific term and provides for at-will employment. The confirmatory employment letter supersedes Ms. Morgan-Prager’s original employment offer letter. The vesting acceleration and severance benefits have been replaced by the Policy as described in the “Change of Control and Severance Policy” below. Ms. Morgan-Prager’s current annual base salary is $340,000 and Ms. Morgan-Prager’s current annual on-target bonus is 40% of her annual base salary.

Change of Control and Severance Policy

Our board of directors approved the following change of control and severance benefits for our executive officers (including Mr. Partin and Ms. Morgan-Prager) and other key employees, other than Ms. Tucker, that are set forth in our Change of Control and Severance policy, or the Policy:

If we terminate an executive officer’s employment other than for “cause,” death or “disability” or such participant resigns for “good reason” during the period from the period beginning on a “change of control” (as such terms are defined in the Policy) and ending twelve months following a change of control (the “change of control period”), such executive officer will be eligible to receive the following severance benefits (less applicable tax withholdings):

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100% of the executive officer’s then-outstanding and unvested equity awards granted in connection with his or her hiring or promotion, as applicable, will become fully vested and exercisable and any applicable performance goals will be deemed achieved at 100% of target levels;

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A lump sum cash amount equal to six months of the executive officer’s base salary in effect immediately prior to the termination (or if the termination is due to a resignation for good reason based on a material reduction in base salary, then the executive officer’s annual base salary in effect immediately prior to such reduction) or the change of control, whichever is greater; and

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Payment or reimbursement of continued health coverage for the executive officer and the executive officer’s eligible dependents under COBRA for a period of up to six months or a taxable lump sum payment in lieu of payment or reimbursement, as applicable.

If we terminate an executive officer’s employment other than for “cause,” death, or “disability” outside of the change of control period, such executive officer will be eligible to receive the following severance benefits (less applicable tax withholdings):

•	A lump sum cash amount equal to six months of the executive officer’s base salary in effect immediately prior to the termination; and

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Payment or reimbursement of continued health coverage for the executive officer and the executive officer’s eligible dependents under COBRA for a period of up to six months or a taxable lump sum payment in lieu of payment or reimbursement, as applicable.

To receive the severance benefits upon a qualifying termination, an executive officer must sign and not revoke our standard separation agreement and release of claims within the timeframe set forth in the Policy. If any of the payments provided for under the Policy or otherwise payable to an executive officer would constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the related excise tax under Section 4999 of the Code, then the executive officer will be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to him or her. The Policy does not require us to provide any tax gross-up payments to any executive officer.

Employee Benefit and Stock Plans

2016 Equity Incentive Plan

Our board of directors adopted, and we expect our stockholders will approve, our 2016 Equity Incentive Plan, or the 2016 Plan, prior to the completion of this offering. Subject to stockholder approval, the 2016 Plan will be effective one business day prior to the effective date of the registration statement of which this prospectus forms a part and is not expected to be used until after the completion of this offering. Our 2016 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, performance shares and performance awards to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.     A total of 6,196,000 shares of our common stock have been reserved for issuance pursuant to the 2016 Plan, of which no awards are issued and outstanding. In addition, the shares reserved for issuance under our 2016 Plan also include shares subject to options or similar awards granted under our 2014 Plan that, after the termination of our 2014 Plan, expire or otherwise terminate without having been exercised or issued in full or are forfeited to us, tendered to or withheld by us for the payment of an exercise price or for tax withholding, or repurchased by us (provided that the maximum number of shares that may be added to the 2016 Plan is 6,780,000 shares).

The number of shares available for issuance under the 2016 Plan will also include an annual increase on the first day of each fiscal year beginning in 2017 and ending in 2026 (unless we terminate the 2016 Plan or this provision sooner), equal to the least of:

•	6,196,000 shares;

•	5% of the outstanding shares of common stock as of the last day of our immediately preceding year; or

•	such other amount as our board of directors may determine.

In addition, if an option or stock appreciation right granted under the 2016 Plan expires or becomes unexercisable without having been exercised in full or is surrendered under an award exchange program, then unissued shares subject to the award will become available for future issuance under the 2016 Plan.

Only shares actually issued pursuant to a stock appreciation right (i.e., the net shares issued) will cease to be available under the 2016 Plan; all remaining shares originally subject to the stock appreciation right will remain available for future issuance. Shares issued pursuant to awards of restricted stock, restricted stock units, performance shares, performance units, and stock-settled performance awards that are reacquired by us due to failure to vest or are forfeited to us will become available for future issuance under the 2016 Plan. Shares used to pay the exercise price of an award or to satisfy tax withholding obligations related to an award will become available for future issuance under the 2016 Plan. If any portion of an award granted under the 2016 Plan is paid in cash rather than shares, that cash payment will not reduce the number of shares available for issuance under the 2016 Plan.

Plan Administration.     Our compensation committee will administer our 2016 Plan. In the case of granting options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m).

Subject to the provisions of our 2016 Plan, the administrator will have the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also will have the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

Stock Options.     The exercise price of incentive stock options granted under our 2016 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of our 2016 Plan, the administrator will determine the term of all other options. The administrator will determine the methods of payment of the exercise price of an option, which may include, to the extent permitted by applicable law, cash, shares, or other property acceptable to the administrator, as well as other types of consideration, subject to the provisions of our 2016 Plan.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option or stock appreciation right for the period of time stated in his or her award agreement. Generally under the form of stock option agreement under the 2016 Plan, if termination is due to death or disability, the option or stock appreciation right will remain exercisable for six months. In all other cases, the option or stock appreciation right will generally remain exercisable for 60 days following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights.     Stock appreciation rights may be granted under our 2016 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2016 Plan, the administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock.     Restricted stock may be granted under our 2016 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted and may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.     Restricted stock units may be granted under our 2016 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator will determine the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us), and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares.     Performance units and performance shares may be granted under our 2016 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Earned performance units or performance shares may be paid in the form of cash, in shares, or in some combination thereof or determined by the administrator.

Performance Awards.     Performance awards may be granted under our 2016 Plan. Performance awards are awards that may result in a payment to a participant based on to what extent performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of the performance award to be paid out to participants. After the grant of a performance award, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance award. Earned performance awards may be paid in the form of cash, in shares, or in some combination thereof, as determined by the administrator.

Non-Employee Directors.     Our 2016 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2016 Plan. In order to provide a maximum limit on the awards that can be made to our non-employee directors, our 2016 Plan provides that in any given year, a non-employee director will not be granted awards under our 2016 Plan having a grant-date fair value greater than $500,000, but that in the fiscal year that an outside director first joins our board of directors, he or she may be granted an award under our 2016 Plan with a grant-date fair value of up to $1,000,000. The grant-date fair values will be determined according to GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors under our 2016 Plan in the future. See the section of this prospectus captioned “Management—Non-Employee Director Compensation.”

Non-Transferability of Awards.     Unless the administrator provides otherwise, our 2016 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization as set forth in our 2016 Plan, to prevent diminution or enlargement of the benefits or potential benefits available under our 2016 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2016 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2016 Plan.

Dissolution or Liquidation.    In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.     Our 2016 Plan provides that in the event of a merger or change in control, as defined under our 2016 Plan, each outstanding award will be treated as the administrator determines. If the successor corporation does not continue an award (or some portion of an award), the participant will fully vest in (and have the right to exercise) 100% of the then-unvested shares subject to the participant’s outstanding options and stock appreciation rights, all restrictions on 100% of the participant’s outstanding restricted stock and restricted stock units will lapse, and all performance goals or other vesting criteria with regard to performance units, shares, and awards will deemed to be achieved at 100% as of immediately prior to the transaction. With respect to awards granted to an outside director that are continued under the terms of our 2016 Plan, if the service of that outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her stock options, RSUs, and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Forfeiture and clawback.    All awards granted under our 2016 Plan will be subject to recoupment under any clawback policy that we are required to adopt under applicable law. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events. In the event of any accounting restatement, the recipient of an award will be required to repay a portion of the proceeds received in connection with the settlement of an award earned or accrued under certain circumstances.

Amendment; Termination.    The administrator has the authority to amend, suspend, or terminate our 2016 Plan provided such action does not materially impair the existing rights of any participant, subject to certain exceptions in accordance with the terms of our 2016 Plan.

2014 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2014 Plan, in March 2014, which was most recently amended in December 2015. Our 2014 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, and restricted stock units to our employees, directors, and consultants and our parent and subsidiary corporations’ employees and consultants. As of immediately prior to the effectiveness of our 2016 Plan, the 2014 Plan will terminate and we will not grant any additional awards under the 2014 Plan. However, the 2014 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Authorized Shares.     The maximum aggregate number of shares issuable under the 2014 Plan was 7,401,462 shares of our common stock. As of June 30, 2016, options to purchase 5,914,161 shares of our common stock were outstanding under our 2014 Plan.

Plan Administration.     The 2014 Plan is administered by our board of directors or a committee or committees appointed by our board of directors (referred to as the “administrator”).

Subject to the provisions of the 2014 Plan, the administrator has the power to: (i) construe and interpret the 2014 Plan and the awards granted thereunder and to establish, amend, and revoke rules and regulations for administration of the 2014 Plan, (ii) settle all controversies regarding the 2014 Plan and awards granted thereunder, (iii) accelerate the time at which an award first vests or may be exercised, (iv) amend the 2014 Plan in any respect the administrator deems necessary or advisable, (v) exercise such powers and perform such acts as the administrator deems necessary or expedient to promote our best interests, and (vi) to effect, with the consent of any adversely affected participant, (a) the reduction of the exercise price of any outstanding option, (b) the cancellation of any outstanding option in substitution therefor of another equity award under another of our equity plans, cash, or other valuable consideration, or (c) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options.     The administrator had the power to grant incentive and nonstatutory stock options under our 2014 Plan. The term of an option could not exceed ten years from the date of grant or such shorter term indicated in the stock option award agreement. The exercise price per share of stock options granted under the 2014 Plan had to equal at least 100% of the fair market value per share of our common stock on the date of grant, provided that an option could have been granted with an exercise price lower than 100% of the fair market value per share of our common stock on the date of grant if such option was granted pursuant to an assumption or substitution of another option pursuant to a change in control and in a manner compliant with applicable law.

Except as otherwise provided in the stock award agreement, in the event a participant’s service terminates (other than for cause or the participant’s death or disability), the participant may exercise his or her option, to the extent vested as of the date of such termination, for 60 days following the date of termination (or such longer or shorter period of time, as provided in the stock award agreement, provided that this period may not be less than 30 days). Generally, if termination is due to participant’s disability or death (or, if specified in the stock option agreement, participant dies following termination and during a period of time set forth in the stock option agreement), the option will remain exercisable, to the extent vested as of the date of such termination, for 6 months or such longer period of time as specified in the option agreement.

Unless otherwise provided in the stock option agreement, if the exercise of an option following the termination of a participant’s service (other than due to participant’s death or disability) would be prohibited solely because the issuance of shares would violate the registration requirements under the Securities Act of 1933, as amended, then the participant may exercise his or her option for three months after the termination of participant’s service during which the exercise of such option would not be in violation of such registration requirements. Further, unless otherwise provided in an option agreement, if the sale of shares received upon exercise of an option following the termination of a participant’s service would violate our insider trading policy, then the option will terminate on the expiration of a period equal to the applicable post-termination exercise period after the termination of the participant’s service during which the exercise of the option would not be in violation of our insider trading policy. However, in no event may an option be exercised later than the expiration of its term.

If a participant’s service terminates for cause, then, except as explicitly provided otherwise in the applicable option agreement or other agreement between us and the participant, the option will terminate upon the termination date of such service and the participant will be prohibited from exercising his or her option from and after the time of such termination of service.

Transferability of Awards.     Our 2014 Plan generally provides that awards granted thereunder are not transferable except by will or the laws of descent and distribution and may be exercised by the award recipient during the award recipient’s lifetime.

Certain Adjustments.     In the event of certain changes in our capitalization, our board of directors will appropriately and proportionally adjust the classes and number of securities and price per share of shares subject to outstanding awards. In the event of our proposed dissolution or liquidation, all unvested awards will terminate immediately prior to the completion of such transaction.

Change in Control.     Our 2014 Plan provides that in the event of a change in control (as defined in the 2014 Plan), unless otherwise provided in an individual award agreement, our board of directors may take one or more of the following actions: (i) arrange for the surviving or acquiring entity to assume, continue, or substitute for the award; (ii) accelerate the vesting, in whole or part, of the award, with such award terminating if not exercised prior to the effective time of the change in control; (iii) cancel the award in exchange for such cash consideration, if any, as our board may consider appropriate; or (iv) make a payment, in such form as may be determined by our board of directors, equal to the excess, if any, of (a) the value of the property the holder of the award would have received upon the exercise of the award over (b) any exercise price payable by such holder in connection with such exercise. The administrator is not obligated to treat all awards similarly in the transaction.

Amendment or Termination.     Our board of directors may amend the 2014 Plan at any time. As noted above, in connection with this offering, the 2014 Plan will terminate and no further awards will be granted thereunder. All outstanding options will continue to be governed by their existing terms.

Employee Incentive Compensation Plan

Our compensation committee adopted an Employee Incentive Compensation Plan, which we refer to as our Bonus Plan. Our Bonus Plan will allow our compensation committee (or other such committee as determined by our board of directors) to provide cash incentive awards to selected employees of our company or our affiliates, including our named executive officers, based upon performance goals established by our compensation committee. Pursuant to the Bonus Plan, our compensation committee, in its sole discretion, will establish a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.

Under the Bonus Plan, our compensation committee, in its sole discretion, will determine the performance goals applicable to awards, which goals may include, without limitation: annualized recurring revenue, attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates, earnings (which may include earnings before interest and taxes, earnings before taxes, and net taxes), earnings per share, expenses, free cash flow, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, internal rate of return, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, retained earnings, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital and individual objectives such as peer reviews or other subjective or objective criteria. As determined by our compensation committee, performance goals that include our financial results may be determined in accordance with GAAP, or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by our compensation committee for one-time items or unbudgeted or unexpected items and/or payments when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation committee determines relevant, and may be on an individual, divisional, business unit or company-wide basis. The performance goals may differ from participant to participant and from award to award.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in our compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it will not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash (or its equivalent) in a single lump sum as soon as practicable after the end of the performance period during which they are earned and after they are approved by our compensation committee, but in no event later than the 15th day of the third month of the calendar year following the date the award has been earned. Unless otherwise determined by our compensation committee, to earn an actual award, a participant must be employed by us (or an affiliate of ours) through the date the bonus is paid.

Our board of directors and/or our compensation committee, in their sole discretion, may alter, suspend or terminate the Bonus Plan, provided such action does not, without the consent of the participant, alter or impair the rights or obligations under any award theretofore earned by such participant.

401(k) Plan

We maintain a tax-qualified retirement plan, or the 401(k) plan, that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month following the date they meet the 401(k) plan’s eligibility requirements, and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Code limits. All participants’ interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants. In 2015, we paid discretionary matching contributions that vest over a 3-year period.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will contain provisions that limit the liability of our directors for monetary damages and that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into indemnification agreements with each of our current directors, officers, and certain employees before the completion of this offering. These agreements will provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, employee, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2012 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our common stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Transactions in Connection with the Offering

In connection with the consummation of this offering, we will enter into the following agreements:

Stockholders’ Agreement

Prior to the consummation of this offering, we will enter into an Amended and Restated Stockholders’ Agreement with our Principal Stockholders, or the Stockholders’ Agreement. The Stockholders’ Agreement will contain specific rights, obligations and agreements of these parties as owners of our common stock. In addition, the Stockholders’ Agreement will contain provisions related to the composition of our board of directors and its committees, which are discussed under “Management—Board Composition” and “Management—Board Committees.”

Voting Agreement.     Under the Stockholders’ Agreement, our Principal Stockholders will agree to take all necessary action, including casting all votes to which such existing owners are entitled to cast at any annual or special meeting of stockholders, so as to ensure that the composition of our board of directors and its committees complies with (and includes all of the nominees in accordance with) the provisions of the Stockholders’ Agreement related to the composition of our board of directors and its committees, which are discussed under “Management—Board Composition” and “Management—Board Committees.”

Silver Lake Sumeru Approvals.     Under the Stockholders’ Agreement and subject to our certificate of incorporation and bylaws, as amended and restated in connection with this offering, and applicable law, for so long as the Principal Stockholders collectively own or hold of record, directly or indirectly, in the aggregate at least 40% of their collective “Post-IPO Shares” (as defined in the Stockholders’ Agreement), as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in the Company’s capitalization, the following actions will require the approval of our Board, including the affirmative vote of at least two Silver Lake Sumeru Directors:

•	any voluntary liquidation, winding up or dissolution or any action relating to a voluntary bankruptcy, reorganization or recapitalization of the Company or its subsidiaries;

•

certain dispositions of assets with a value in excess of $50 million or entry into joint ventures requiring a capital contribution in excess of $50 million, in each case, by the Company or its subsidiaries;

•	fundamental changes in the Company’s or its subsidiaries’ existing lines of business or the entry into a new significant line of business;

•	any amendments to the Company’s amended and restated certificate of incorporation and amended and restated bylaws;

•	incurrence of indebtedness in excess of $150 million;

•	appointment or termination of the Chief Executive Officer; and

•	change of control transactions.

Transfer Restrictions.    Under the Stockholders’ Agreement, each of Iconiq, Ms. Tucker and Mr. Spanicciati will agree, subject to certain limited exceptions, not to transfer, sell, exchange, assign, pledge, hypothecate, convey or otherwise dispose of or encumber any shares of our common stock without the consent of Silver Lake Sumeru until the earlier of (i) two years following the completion of this offering and (ii) Silver Lake Sumeru’s reduction of its holdings of common stock following this offering by 50%; provided, however, that Ms. Tucker and Mr. Spanicciati will each have the right to sell a number of shares equal to up to 1% of the total outstanding shares of our common stock annually pursuant to Rule 144 of the Securities Act.

Drag Along Right.    For so long as Silver Lake Sumeru holds greater than 10% of our common stock then outstanding, if Silver Lake Sumeru approves a change of control transaction, each of Iconiq, Ms. Tucker and Mr. Spanicciati will be required to vote in favor of and not oppose such transaction and, if structured as a sale of shares, sell its shares to a prospective buyer on the same terms that are applicable to Silver Lake Sumeru.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into an amended and restated registration rights agreement with the Principal Stockholders pursuant to which such holders will be entitled to rights with respect to the registration of their shares under the Securities Act. We will pay the registration expenses (other than underwriting discounts and commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below.

At the completion of this offering, Silver Lake Sumeru will be entitled to certain S-1 and S-3 registration rights on one or more occasions. Beginning one year following the completion of this offering, Iconiq will be entitled to certain S-3 registration rights on one or more occasions. Beginning two years following the completion of this offering, Ms. Tucker and Mr. Spanicciati will also be entitled to certain S-3 registration rights on one or more occasions. In addition, if we or a Principal Stockholder proposes to register the offer and sale of our capital stock under the Securities Act, the other Principal Stockholders will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations set forth in the registration rights agreement.

The registration rights described above apply to (i) shares of our common stock held by our Principal Stockholders and their respective affiliates, and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act or repurchased by us or our subsidiaries. In addition, with the consent of the company and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than Silver Lake Sumeru and its affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Acquisition of BlackLine Systems, Inc.

On September 3, 2013, we acquired BlackLine Systems, Inc. and our Investors obtained a controlling interest in us. In connection with the Acquisition, we issued and sold an aggregate of 28,264,999 shares of our common stock to our Investors at $5.00 per share, for aggregate gross cash proceeds of $141,325,000. We sold an additional 445,000 shares to two investors at $5.00 per share, for aggregate gross cash proceeds of $2,225,000 and issued an aggregate of 11,289,999 shares of our common stock to sixteen stockholders in exchange for all the issued and outstanding shares of BlackLine Systems, Inc.

Additionally, in connection with the consummation of the Acquisition, we entered into a number of agreements that are described below. With respect to a number of the agreements, the approximate dollar value of the related person’s interest in the particular agreement is not determinable. The agreements are described below because they are part of a series of transactions entered into between us and our Investors and our founders and their respective affiliates. In connection with the consummation of our acquisition by our Investors, we entered into the following agreements:

Stockholders Agreement

On September 3, 2013, we entered into a stockholders agreement with certain holders of our common stock, including our Principal Stockholders. The stockholders agreement contains certain nomination rights to designate candidates for nomination to our board of directors, to appoint members to each board committee and requires that the Company obtain the consent of Silver Lake Sumeru before taking certain actions. The stockholders agreement also contains agreements among the parties, including transfer restrictions, tag-along rights, drag-along rights and rights of first refusal. This agreement will be amended and restated upon completion of this offering as described above under “—Transactions in Connection with the Offering—Stockholders’ Agreement”.

Registration Rights Agreement

On September 3, 2013, we entered into a registration rights agreement with certain holders of our common stock, including our Principal Stockholders, which will be amended and restated in connection with the completion of this offering as described above under “—Transactions in Connection with the Offering—Registration Rights Agreement”. Pursuant to the registration rights agreement we have agreed to register the sale of these shares of our common stock under certain circumstances.

Merger Agreement

On September 3, 2013, we entered into a merger agreement with certain holders of our common stock, including our Principal Stockholders. Pursuant to the terms of the merger agreement, our optionholders were allowed to cancel their stock option rights and receive a cash payment equal to the amount of calculated gain (less applicable expense and other items) had they exercised their stock options and then sold their common shares as part of the Acquisition. As a condition of the Acquisition, we are required to pay additional cash consideration to certain equity holders, including Ms. Tucker, Mr. Spanicciati and Mr. Unterman, if we realize a tax benefit from the use of net operating losses generated from the stock option exercises concurrent with the Acquisition. This agreement will survive after the completion of this offering. The maximum contingent cash consideration to be distributed is $8.0 million.

Contribution and Exchange Agreements

In connection with the Acquisition, we entered into Contribution and Exchange Agreements pursuant to which we issued shares of our common stock in exchange for all of the issued and outstanding shares of common stock of BlackLine Systems, Inc., which shares were cancelled as of September 3, 2013.

Restrictive Covenant Agreements

On August 8, 2013, we entered into a restrictive covenant agreement with Ms. Tucker, and on August 9, 2013, we entered into a restrictive covenant agreement with Mr. Spanicciati, pursuant to which each of Ms. Tucker and Mr. Spanicciati agreed to refrain from engaging or having any interest in any business or person that competes with our business or soliciting any of our service providers to terminate or reduce their relationship with us. Each of the restrictive covenant agreements will expire in September 2018.

Notes with Related Parties

Thomas Unterman Loans

On October 16, 2012, we entered into a promissory note with Mr. Unterman in the principal amount of $150,000, having a five year term and bearing an interest rate of 2.28% per annum. On January 21, 2013, we entered into a promissory note with Mr. Unterman in the principal amount of $50,000, having a five year term and bearing interest of 2.29% per annum. On April 3, 2013, we entered into a promissory note with Mr. Unterman in the principal amount of $232,500 having a five year term and bearing an interest rate of 2.29% per annum. Mr. Unterman executed these notes in connection with the exercise of his stock options. The outstanding principal and interest on each of the notes was settled in full upon consummation of the Acquisition.

Mario Spanicciati Loan

On June 12, 2012, we entered into a promissory note with Mr. Spanicciati in the principal amount of $50,000, having a five year term and bearing an interest rate of 2.64% per annum. Mr. Spanicciati executed this note in connection with the exercise of his stock options. The outstanding principal and interest on the note was fully paid upon consummation of the Acquisition.

Therese Tucker Promissory Note

On May 17, 2004, we entered into a promissory note in favor of Ms. Tucker in the principal amount of $1.0 million and bearing an interest rate per annum of 1% over the prime rate. We repaid the outstanding principal and related interest on this note on September 3, 2013 in connection with the Acquisition.

Silver Lake Sumeru Unsecured Subordinated Promissory Notes

On September 3, 2013 we entered into convertible subordinated promissory notes with Silver Lake Sumeru for an aggregate principal amount of $20,000,000 and bearing an interest rate of 0.25%. We repaid the outstanding principal and related interest on these notes in September 2013.

Stock Subscription Agreement

On October 21, 2014, we entered into a stock subscription agreement with Iconiq pursuant to which we issued 357,142 shares of our common stock to Iconiq at $14.00 per share, for aggregate gross cash proceeds of $5,000,000.

Employment Arrangement

Isaac Tucker, who is the son of Therese Tucker, our Chief Executive Officer, has been employed by us since 2006 and currently serves as Vice President of Product Management. His 2013, 2014 and 2015 total compensation, which is comprised of a base salary, bonus, equity and commissions, as applicable, was $190,916, $424,436, and $282,920, respectively, and was in line with similar roles at the company. In October 2016, we granted to Mr. Tucker an option award covering 20,000 shares of our common stock at an exercise price of $14.00 per share which is the midpoint of the range of estimated offering prices set forth on the cover of the preliminary prospectus dated October 17, 2016.

Legal Services Reimbursement

As of December 31, 2015, we accrued for costs of third party legal services incurred on behalf of Silver Lake Sumeru, Iconiq and Mr. Spanicciati relating to our proposed initial public offering and other corporate related matters. Total amounts accrued at December 31, 2015 were $161,000, of which $84,000 were expensed during 2015 and $77,000 were included in other assets as deferred offering costs.

Participation in our Initial Public Offering

Certain entities affiliated with Iconiq, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of 825,000 shares of our common stock in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, these affiliates may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to such affiliates. The underwriters will receive the same discount from any shares sold to such affiliates as they will from any other shares sold to the public in this offering. Any shares purchased by such affiliates in this offering will be subject to lock-up restrictions described in the section entitled “Shares Eligible for Future Sale.”

Indemnification of Officers and Directors

See “Executive Compensation—Limitation of Liability and Indemnification Matters.”

Certain Relationships

From time to time, we do business with other companies affiliated with our Investors. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arms-length basis.

Policies and Procedures for Related Party Transactions

Our audit committee charter will be effective when we complete this offering. The charter states that our audit committee is responsible for reviewing and approving any related party transaction. All of our directors, officers and employees are required to report to the audit committee prior to entering into any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees or indebtedness and employment by us of a related person. Our full board of directors has reviewed and approved our related party transactions.

We believe that we have executed all the transactions described above on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and Principal Stockholders and their affiliates, are approved by the audit committee of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 2016, and as adjusted to reflect the shares of common stock to be issued and sold in the offering assuming no exercise of the underwriters’ option to purchase additional shares from us in the offering, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

Applicable percentage ownership is based on 41,316,829 shares of our common stock outstanding at September 30, 2016. Shares of common stock subject to options currently exercisable or exercisable within 60 days of September 30, 2016 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person.

Unless otherwise indicated in the footnotes below, each stockholder named in the following table possesses sole voting and investment power over the shares listed. The information does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise noted below, the address of each person listed on the table is c/o BlackLine, Inc., 21300 Victory Boulevard, 12th Floor, Woodland Hills, CA 91367.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% Stockholders:
Funds affiliated with Silver Lake Sumeru(1)	19,193,571	46.5%	19,193,571	38.5%
Funds affiliated with ICONIQ(2)(12)	9,428,570	22.8%	9,428,570	18.9%
Named Executive Officers and Directors:
Jason Babcoke(3)	—	—	—	—
John Brennan(4)	—	—	—	—
William Griffith(5)	—	—	—	—
Hollie Haynes(6)	—	—	—	—
Karole Morgan-Prager(7)	50,000	*	50,000	*
Chris Murphy(8)	250,000	*	250,000	*
Mark Partin(9)	140,044	*	140,044	*
Graham Smith(10)	25,000	*	25,000	*
Mario Spanicciati	4,424,999	10.7%	4,424,999	8.9%
Therese Tucker	6,372,000	15.4%	6,372,000	12.8%
Thomas Unterman(11)	150,000	*	150,000	*
All Directors and Executive Officers as a Group (11 Persons)	11,412,043	27.3%	11,412,043	22.7%

(*)	Represents beneficial ownership of less than 1%.
(1)

Includes 19,023,689 shares held by Silver Lake Sumeru Fund, L.P. (“SLS”), a Delaware limited partnership, and 169,882 shares held by Silver Lake Technology Investors Sumeru, L.P. (“SLTI”), a Delaware limited partnership (collectively, the “Silver Lake Sumeru Shares”). Silver Lake Technology Associates Sumeru, L.P. (the “Lower GP”), a Delaware limited partnership, is the general partner of each of SLS and SLTI. SLTA Sumeru (GP), L.L.C. (the “Upper GP”), a Delaware limited liability company, is the general partner of the Lower GP. Silver Lake Group,

L.L.C. (“SLG”), a Delaware limited liability company, and Ajay Shah are the managing members of the Upper GP. The managing members of SLG are Michael Bingle, James Davidson, Egon Durban, Kenneth Hao and Greg Mondre (collectively, the “Managing Members”). The address for Messrs. Bingle and Mondre is c/o Silver Lake, 9 West 57th Street, 32nd Floor, New York, NY 10019. The address for Messrs. Davidson, Durban, Hao and Shah, SLS, SLTI, the Lower GP, the Upper GP and SLG is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(2)

Includes 5,707,525 shares held by ICONIQ Strategic Partners, L.P. (“ICONIQ”), 1,432,474 shares held by ICONIQ Strategic Partners-B, L.P. (“ICONIQ B”), 2,000,000 shares held by ICONIQ Strategic Partners Co-Invest, L.P., BL Series (“ICONIQ BL”) and 288,571 shares held by ICONIQ Strategic Partners Co-Invest, L.P., BL 2 Series (“ICONIQ BL2”) (collectively, the “ICONIQ Shares”). Iconiq Strategic Partners GP, L.P. (the “ICONIQ GP”), is the general partner of each of ICONIQ, ICONIQ B, ICONIQ BL and ICONIQ BL2. ICONIQ Strategic Partners TT GP, Ltd. (the “ICONIQ Parent GP”) is the general partner of the ICONIQ GP. Divesh Makan and William Griffith (collectively, the “Managing Holders”) are the sole equity holders and directors of the ICONIQ Parent GP. The addresses of each of the entities and individuals listed in this footnote are c/o ICONIQ Strategic Partners, 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.

(3)	Mr. Babcoke, who is one of our directors, is a Principal of Silver Lake Sumeru. Mr. Babcoke has no voting or investment power over the Silver Lake Sumeru Shares. The address for Mr. Babcoke is c/o Silver Lake Sumeru, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(4)	Mr. Brennan, who is one of our directors, is a Managing Director of Silver Lake Sumeru. Mr. Brennan has no voting or investment power over the Silver Lake Sumeru Shares. The address for Mr. Brennan is c/o Silver Lake Sumeru, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(5)

Mr. Griffith, who is one of our directors, is an equity holder and director of ICONIQ Parent GP. Mr. Griffith has voting and investment power over the ICONIQ Shares as described above in note 2. The address for Mr. Griffith is c/o ICONIQ Strategic Partners, 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.

(6)	Ms. Haynes, who is one of our directors, is a Managing Director of Silver Lake Sumeru. Ms. Haynes has no voting or investment power over the Silver Lake Sumeru Shares. The address for Ms. Haynes is c/o Silver Lake Sumeru, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(7)	Includes 50,000 shares of common stock issuable upon the exercise of outstanding stock options exercisable within 60 days of September 30, 2016.
(8)	Includes 250,000 shares of common stock issuable upon the exercise of outstanding stock options exercisable within 60 days of September 30, 2016.
(9)	Includes 140,044 shares of common stock issuable upon the exercise of outstanding stock options exercisable within 60 days of September 30, 2016.
(10)	Includes 25,000 shares of common stock issuable upon the exercise of outstanding stock options exercisable within 60 days of September 30, 2016.
(11)	Includes 100,000 shares of common stock held by ETU Rustic Canyon Trust of which Mr. Unterman is the trustee.
(12)	Certain entities affiliated with Iconiq, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of 825,000 shares of our common stock in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, these affiliates may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to such affiliates. However, if any shares are purchased by these affiliates, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering will differ from that set forth in the table above. Assuming the purchase of all 825,000 shares by these affiliates, the number of shares of common stock beneficially owned by Iconiq after this offering would increase by 825,000 shares and the percentage of common stock beneficially owned by such stockholder after this offering would increase by 1.7% (assuming no exercise of the underwriters’ option to purchase additional shares).

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the material terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.

Immediately following the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.01 par value and 50,000,000 shares of preferred stock, $0.01 par value. As of June 30, 2016, there were 40,731,079 shares of our common stock issued and outstanding held of record by 84 stockholders.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Rights and Preferences

Holders of shares of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of shares of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

No shares of our preferred stock are currently outstanding. Under our amended and restated certificate of incorporation, our board of directors, without further action by our stockholders, is authorized to issue shares of preferred stock in one or more classes or series. The board may fix or alter the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company. We currently have no plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Classified Board

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances and the Stockholders’ Agreement, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board. Upon completion of this offering, we expect that our board of directors will have eight members.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when the Principal Stockholders beneficially own, in the aggregate, less than 35% of the total number of shares of our common stock then outstanding.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that, except as required by law, special meetings of our stockholders may be called at any time only by or at the direction of our board or the chairman of our board; provided, however, at any time when the Principal Stockholders own, in the aggregate, at least 35% in voting power of our stock entitled to vote generally in the election of directors, special meetings of our stockholders will also be called by our board or the chairman of our board at the request of Silver Lake Sumeru or Ms. Tucker. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the company.

Advance Notice Procedures

Our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board; provided, however, such advance notice procedures will not apply to a Principal Stockholder at any time when such Principal Stockholder beneficially owns at least 10% of the total number of shares of our common stock then outstanding. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the amended and restated bylaws will not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when the Principal Stockholders beneficially own, in the aggregate, less than 40% of the voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of our stock entitled to vote thereon, voting together as a single class. In connection with votes for removal, the parties to the Stockholders’ Agreement will agree to vote their shares in accordance with the board composition requirements in such agreement and the wishes of the party which designated a director regarding removal of such director. Any newly created directorships that result in a vacancy on the board will be filled by Silver Lake Sumeru if Silver Lake Sumeru is entitled to fill the vacancy pursuant to the Stockholders’ Agreement. In the event that Silver Lake Sumeru is not entitled to, or chooses not to, fill the vacancy, then such vacancy may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders). In addition, in the event that Ms. Tucker or Mr. Spanicciati ceases to be employed by the company for any reason and she or he beneficially owns less than 5% of the total number of shares of our common stock outstanding, (i) she or he will be required to immediately tender her or his resignation from the Board effective only upon acceptance by the Board and (ii) the Board may, in its sole discretion, accept or reject such resignation. If the Board rejects the resignation, Ms. Tucker or Mr. Spanicciati, as applicable, will continue to have the right to be designated for membership on the Board; provided that the Board will have the right, by unanimous vote of the other directors (excluding both Ms. Tucker and Mr. Spanicciati), to require such director’s resignation from the Board if the Board determines such resignation would be in the best interests of the company, regardless of the number of shares of common stock held by Ms. Tucker or Mr. Spanicciati.

Supermajority Approval Requirements

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board is expressly authorized to make, alter, amend and rescind, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. For as long as the Principal Stockholders beneficially own, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of 60% of the voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class. At any time when the Principal Stockholders beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 75% voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation will provide that (i) at any time when the Principal Stockholders collectively beneficially own, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, the amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 60% of the voting power of our stock entitled to vote thereon, voting together as a single class, and (ii) at any time when the Principal Stockholders beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 75% of the voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunity;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

The combination of the classification of our board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board as well as for another party to obtain control of us by replacing our board. Because our board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.

We have opted out of Section 203; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the company for a three-year period. This provision may encourage companies interested in acquiring the company to negotiate in advance with our board because the stockholder approval requirement would be avoided if our board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that Silver Lake Sumeru, Iconiq and Ms. Tucker, and certain transferees who, following the transfer, will beneficially own at least 15% of the total number of shares of our common stock then outstanding, and any of their respective affiliates or successors or any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Exclusive Forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the DGCL, or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of Silver Lake Sumeru or Iconiq, their respective affiliates or the directors they designate will have any duty to refrain from (1) engaging in a corporate or business opportunity or offer a prospective economic or competitive advantage in which we, or any of our affiliates, directly could have an interest of expectancy, (2) otherwise competing with us or our affiliates, (3) otherwise doing business with any potential or actual customer or supplier of ours or our affiliates or (4) otherwise employing or engaging any officer or employee or any of our affiliates. In addition, to the fullest extent permitted by law, in the event that Silver Lake Sumeru or Iconiq, their respective affiliates or the directors they designate acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to Silver Lake Sumeru, Iconiq, their respective affiliates or the directors they designate solely in his or her capacity as a director or officer of the company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity, the opportunity would be in line with our business, and the opportunity is one in which we have an interest or reasonable expectancy.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8206.

Listing

We have been approved to list our common stock for quotation on the NASDAQ Global Select Stock Market under the trading symbol “BL”.

SHARES ELIGIBLE FOR FUTURE SALE

No public market currently exists for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have 49,331,079 shares of common stock issued and outstanding. All of the shares of our common stock offered by us pursuant to this prospectus will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, approximately 79.9 % of our outstanding common stock will be held by our Principal Stockholders. These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below. Upon completion of this offering, investors holding an aggregate of 39,419,140 shares of common stock have registration rights.

Lock-up Agreements

In connection with this offering, we and holders of substantially all of our common stock have agreed, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for our common stock for 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC on behalf of the underwriters. In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our registration rights agreement and our standard forms of option agreements under our equity incentive plans, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 493,310 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of June 30, 2016, 340,939 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up agreements and market standoff agreements to which they are subject.

Registration Rights

When this offering is complete, the holders of an aggregate of 39,419,140 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. For a further description of these rights, see “Certain Relationships and Related Party Transactions—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax consequences arising under the laws of any non-U.S., state or local jurisdiction or other U.S. federal laws, including gift and estate tax laws. In addition, this discussion does not address tax consequences applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax or the Medicare tax on net investment income;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who do not hold our stock as a capital asset within the meaning of Section 1221 of the Code; and

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the federal income tax consequences to them.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are a beneficial holder of our common stock that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

•	an individual citizen or resident of the United States for U.S. tax purposes;

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30)) who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person for U.S. federal income tax purposes.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and any excess will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Stock.”

Subject to the discussion below on effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with a valid IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business, and, if required by a tax treaty, are attributable to a permanent establishment that you maintain in the United States, are generally exempt from the withholding tax described above. In order to obtain this exemption, you must provide the applicable paying agent with a valid IRS Form W-8ECI or other appropriate IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

For additional withholding rules that may apply to dividends paid to “foreign financial institutions” or to “non-financial foreign entities” (as specifically defined in the Code) that have substantial direct or indirect U.S. owners, see the discussion below under the heading “—Foreign Account Tax Compliance Act (FATCA).”

Gain on Disposition of Common Stock

Subject to discussions below regarding backup withholding and FATCA, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business, and, if required by a tax treaty, the gain is attributable to a permanent establishment that you maintain in the United States;

•

you are an individual non-resident alien who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and other business assets, there can be no assurance that we are not a USRPHC or will not become a USRPHC in the future. Even if we are or were to become a USRPHC, however, as long as our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, such common stock will be treated as USRPIs only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock. You should consult any applicable tax treaties that may provide for different rules.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale at the same graduated rates applicable to U.S. persons, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult any applicable tax treaties that may provide for different rules.

For additional withholding rules that may apply to gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” or to “non-financial foreign entities” (as specifically defined in the Code) that have substantial direct or indirect U.S. owners, see the discussion below under the heading “—Foreign Account Tax Compliance Act (FATCA).”

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Under Sections 1471 to 1474 of the Code (such Sections commonly referred to as FATCA), a U.S. federal withholding tax of 30% may be imposed on dividends on and the gross proceeds from a disposition of our common stock to a “foreign financial institution” (as specifically defined in the Code) unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. A U.S. federal withholding tax of 30% under FATCA generally applies to dividends on and the gross proceeds from a disposition of our stock to a “non-financial foreign entity” (as specifically defined under the Code) unless such entity provides the withholding agent with either a certification that it does not have any “substantial United States owners” (as defined in the Code) or provides information regarding each substantial United States owner of the entity or otherwise establishes an exception. The withholding provisions described above apply to payments of dividends on our stock and, under current transition rules, are expected to apply with respect to payments of gross proceeds from a sale or other disposition of such common stock on or after January 1, 2019. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. You should consult your tax advisors regarding these withholding provisions.

The preceding discussion of U.S. federal tax consequences is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	3,440,000
J.P. Morgan Securities LLC	2,494,000
Pacific Crest Securities, a division of KeyBanc Capital Markets Inc.	874,620
Raymond James & Associates, Inc.	701,760
William Blair & Company, L.L.C.	702,620
Robert W. Baird & Co. Incorporated	387,000

Total	8,600,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,290,000 shares from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Certain entities affiliated with Iconiq, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of 825,000 shares of our common stock in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, these affiliates may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to such affiliates. The underwriters will receive the same discount from any shares sold to such affiliates as they will from any other shares sold to the public in this offering.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,290,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$1.19	$1.19
Total	$10,234,000	$11,769,100

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.714 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and holders of substantially all of the company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $4.7 million. We have agreed to reimburse the underwriters for the reasonable fees and disbursements of their counsel relating to clearance of this offering with FINRA, which we do not expect to exceed $30,000.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, and for the underwriters by Latham & Watkins LLP, Los Angeles, California. Wilson Sonsini Goodrich & Rosati, P.C. and certain of its members are associated with WS Investment Company, LLC (2007A), which is an investor in certain investment funds affiliated with Silver Lake Sumeru. Upon the consummation of the offering, WS Investment Company (2007A) will directly or indirectly own less than 0.03% of the outstanding shares of our common stock.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On November 24, 2014, we dismissed Moss Adams LLP as our independent accountants with the recommendation and approval of our audit committee. We engaged PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm on November 24, 2014 to audit our financial statements as of December 31, 2014 and for the year then ending. Subsequent to their appointment, we engaged PwC to reaudit our consolidated financial statements as of December 31, 2013 for the period from January 1, 2013 to September 2, 2013 and for the period from September 3, 2013 to December 31, 2013.

The reports of Moss Adams LLP on our consolidated financial statements did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2012 and 2013 and through November 24, 2014, Moss Adams LLP did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Moss Adams LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our financial statements.

We did not consult with PwC on any financial or accounting reporting matters in the period before its appointment.

We delivered a copy of this disclosure to Moss Adams LLP and requested that they furnish us a letter addressed to the SEC stating whether they agree with the above statements. In their letter to the SEC dated February 8, 2016, attached as Exhibit 16.1 to the Registration Statement of which this prospectus is a part, Moss Adams LLP states that they agree with the statements above concerning their firm.

EXPERTS

The financial statements of BlackLine, Inc. as of December 31, 2014 and 2015 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from that office at prescribed rates. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and accessible through the SEC’s Internet website referenced above. We also maintain an Internet website at www.blackline.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus or the registration statement of which this prospectus forms a part, and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase shares of our common stock.

BLACKLINE, INC.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Index to Audited Consolidated Financial Statements of BlackLine, Inc. as of December 31, 2014 and 2015 and for the Years Ended December 31, 2014 and 2015

Index to Supplemental Schedule—Schedule I—Condensed Parent Company Financial Information of BlackLine, Inc. as of December 31, 2014 and 2015 and for the Years Ended December 31, 2014 and 2015

Parent Company Balance Sheets	F-33
Parent Company Statements of Operations	F-34
Parent Company Statements of Cash Flows	F-35
Notes to Parent Company Financial Statements	F-36

Index to Unaudited Condensed Consolidated Financial Statements of BlackLine, Inc. as of June 30, 2016 and for the Six Months Ended June 30, 2015 and 2016

Report of Independent Registered Public Accounting Firm

To the board of directors and stockholders of BlackLine, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of BlackLine, Inc. and its subsidiaries at December 31, 2014 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

March 24, 2016, except for the effects of the reverse

stock split described in Note 2, as to

which the date is October 12, 2016

BLACKLINE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except shares and par values)

	December 31, 2014	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$25,707	$15,205
Accounts receivable, net of allowance for doubtful accounts of $77 and $168 at December 31, 2014 and 2015, respectively	18,040	24,235
Deferred sales commissions	1,903	6,246
Prepaid expenses and other current assets	2,294	2,801

Total current assets	47,944	48,487
Capitalized software development costs, net	1,576	2,967
Property and equipment, net	3,279	12,419
Intangible assets, net	68,920	56,828
Goodwill	163,154	163,154
Other assets	677	2,895

Total assets	$285,550	$286,750

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,171	$4,648
Accrued expenses and other current liabilities	7,362	15,012
Deferred revenue	34,574	52,750
Short-term portion of contingent consideration	2,008	2,008

Total current liabilities	47,115	74,418
Term loan, net	25,673	28,267
Common stock warrant liability	5,080	5,500
Contingent consideration	2,818	2,859
Deferred tax liabilities	19,848	5,907
Other long-term liabilities	1,069	3,631

Total liabilities	101,603	120,582
Commitments and contingencies (Note 10)
Stockholders’ equity:
Common stock, $0.01 par value, 50,000,000 shares authorized, 40,437,142 issued and 40,392,142 outstanding as of December 31, 2014, 40,720,327 issued and 40,673,327 outstanding as of December 31, 2015	405	407
Treasury stock, 45,000 shares at cost at December 31, 2014 and 47,000 shares at cost at December 31, 2015	(225)	(254)
Additional paid-in capital	207,189	214,171
Accumulated deficit	(23,422)	(48,156)

Total stockholders’ equity	183,947	166,168

Total liabilities and stockholders’ equity	$285,550	$286,750

The accompanying notes are an integral part of these consolidated financial statements

BLACKLINE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2014	2015
Revenues
Subscription and support	$49,029	$80,080
Professional services	2,648	3,527

Total revenues	51,677	83,607

Cost of revenues
Subscription and support	14,380	19,773
Professional services	2,218	2,956

Total cost of revenues	16,598	22,729

Gross profit	35,079	60,878

Operating expenses
Sales and marketing	31,837	56,546
Research and development	9,705	18,216
General and administrative	11,716	20,928

Total operating expenses	53,258	95,690

Loss from operations	(18,179)	(34,812)

Other expense:
Interest expense, net	(3,047)	(3,215)
Change in fair value of the common stock warrant liability	(3,700)	(420)

Other expense, net	(6,747)	(3,635)

Loss before income taxes	(24,926)	(38,447)
Benefit from income taxes	(8,174)	(13,713)

Net loss	$(16,752)	$(24,734)

Net loss per share, basic and diluted	$(0.42)	$(0.61)

Weighted average common shares outstanding, basic and diluted	40,089,082	40,579,057

The accompanying notes are an integral part of these consolidated financial statements

BLACKLINE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except shares)

			Treasury Stock, at cost	Additional Paid-in Capital	Accumulated Deficit	Total
	Common Stock
	Shares Outstanding	Amount
Balance at December 31, 2013	40,080,000	$401	$—	$200,121	$(6,670)	$193,852
Common stock issuance	357,142	4	—	4,996	—	5,000
Stock repurchase	(45,000)	—	(225)	—	—	(225)
Stock-based compensation	—	—	—	2,072	—	2,072
Net loss	—	—	—	—	(16,752)	(16,752)

Balance at December 31, 2014	40,392,142	$405	$(225)	$207,189	$(23,422)	$183,947
Stock option exercises	283,185	2	—	1,418	—	1,420
Stock repurchase	(2,000)	—	(29)	—	—	(29)
Stock-based compensation	—	—	—	5,564	—	5,564
Net loss	—	—	—	—	(24,734)	(24,734)

Balance at December 31, 2015	40,673,327	$407	$(254)	$214,171	$(48,156)	$166,168

The accompanying notes are an integral part of these consolidated financial statements

BLACKLINE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2014	2015
Cash flows from operating activities
Net loss	$(16,752)	$(24,734)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	13,455	14,739
Accretion of debt discount and paid in kind interest	2,541	2,594
Increase in fair value of common stock warrant liability	3,700	420
Change in fair value of contingent consideration	(781)	41
Stock-based compensation	2,017	5,497
Deferred income taxes	(8,283)	(13,941)
Changes in operating assets and liabilities:
Accounts receivable	(6,821)	(6,195)
Deferred sales commissions	(1,254)	(4,343)
Prepaid expenses and other current assets	(1,116)	(507)
Other assets	(98)	(571)
Accounts payable	810	1,073
Accrued expenses and other current liabilities	3,241	6,753
Deferred revenue	17,246	18,176
Other long-term liabilities	1,038	2,004

Net cash provided by operating activities	8,943	1,006

Cash flow from investing activities
Capitalized software development costs	(1,437)	(2,273)
Purchase of property and equipment	(1,429)	(10,094)

Net cash used in investing activities	(2,866)	(12,367)

Cash flows from financing activities
Proceeds from issuance of common stock	5,000	—
Repurchase of common stock	(225)	(29)
Principal payments on capital lease obligations	—	(532)
Proceeds from exercise of stock options	—	1,420

Net cash provided by financing activities	4,775	859

Net increase (decrease) in cash and cash equivalents	10,852	(10,502)
Cash and cash equivalents, beginning of period	14,855	25,707

Cash and cash equivalents, end of period	$25,707	$15,205

The accompanying notes are an integral part of these consolidated financial statements

BLACKLINE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL CASH FLOW DISCLOSURE

(in thousands)

	Year Ended December 31,
	2014	2015
Supplemental disclosures of cash flow information
Cash paid for interest	$506	$634

Cash paid for income taxes	$10	$6

Non-cash financing and investing activities
Capitalized software development costs included in accounts payable and accrued expenses and other current liabilities	$80	$—

Purchases of property and equipment included in accounts payable and accrued expenses and other current liabilities	$996	$172

Stock-based compensation capitalized for software development	$55	$67

Property and equipment acquired under capital leases	$—	$1,648

Deferred offering costs in accounts payable and accrued expenses and other current liabilities	$—	$1,647

The accompanying notes are an integral part of these consolidated financial statements

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—The Company

BlackLine, Inc. and its subsidiaries (the “Company” or “BlackLine”) provide financial accounting close solutions delivered as a Software as a Service (“SaaS”). The Company’s solutions enable its customers to address various aspects of their financial close process including account reconciliations, variance analysis of account balances, journal entry capabilities and certain types of data matching capabilities.

The Company is headquartered in Los Angeles, California and has offices in Chicago, Atlanta, Vancouver, London, Paris, Sydney, Melbourne, and Singapore.

On September 3, 2013, SLS Breeze Holdings, Inc., SLS Breeze Intermediate Holdings, Inc. (“Intermediate Corp”), and SLS Breeze Merger Sub, Inc., formed by Silver Lake Sumeru Fund, LP (“Silver Lake Sumeru”), acquired BlackLine Systems, Inc. (the “Acquisition”). Prior to the Acquisition, SLS Breeze Holdings, Inc., Intermediate Corp, and SLS Breeze Merger Sub, Inc. had no significant operations. Upon completion of the Acquisition BlackLine Systems, Inc. became indirectly controlled by Silver Lake Sumeru through SLS Breeze Holdings, Inc. The Acquisition resulted in a new basis of accounting and was accounted for as a business combination. On August 21, 2014, SLS Breeze Holdings, Inc. changed its name to BlackLine, Inc. Prior to the Acquisition, BlackLine Systems, Inc. operated as an S-Corporation under the laws of the State of California. BlackLine, Inc. operates as a C-Corporation under the laws of the State of Delaware.

Note 2—Significant accounting policies

Principles of consolidation

The Company’s consolidated financial statements include the operating results of its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Reverse Stock Split

On October 12, 2016, the Company effected a 1-for-5 reverse stock split of its outstanding common stock. All share and per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retrospectively, where applicable, to reflect this reverse stock split.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, management evaluates its estimates, primarily those related to determining the best estimate of the selling price (“BESP”) for separate deliverables in the Company’s revenue arrangements, allowance for doubtful accounts, the fair value of assets and liabilities assumed in a business combination, the recoverability of goodwill and long-lived assets, useful lives associated with long-lived assets, contingencies, fair value of contingent consideration, and the valuation and assumptions underlying stock-based compensation and common stock warrants. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Segments

Management has determined that the Company has one operating segment. The Company’s chief executive officer, who is the Company’s chief operating decision maker, reviews financial information on a consolidated and aggregate basis, together with certain operating metrics principally to make decisions about how to allocate resources and to measure the Company’s performance.

Cash and cash equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash includes cash held in checking and savings accounts. Cash equivalents are comprised of investments in money market mutual funds. Cash and cash equivalents are recorded at cost, which approximates fair value.

Restricted cash

Included in non-current other assets at December 31, 2014 and 2015 was cash of $400,000 required to be restricted as to use by the Company’s office leaseholder to collateralize a standby letter of credit.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount, do not require collateral, and do not bear interest. The Company estimates its allowance for doubtful accounts by evaluating specific accounts where information indicates the Company’s customers may have an inability to meet financial obligations, such as bankruptcy and significantly aged receivables outstanding. The allowance for doubtful accounts as of December 31, 2014 and 2015 was $77,000 and $168,000, respectively.

Concentration of credit risk and significant customers

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash and cash equivalents, and accounts receivable.

The Company maintains the majority of its cash balances with one major commercial bank in non-interest bearing accounts which exceed the Federal Deposit Insurance Corporation, or FDIC, federally insured limits.

The Company invests its excess cash in money market mutual funds. To date, the Company has not experienced any impairment losses on its cash equivalents.

For the years ended December 31, 2014 and 2015, no single customer comprised of more than 10% of the Company’s total revenues. No single customer had an accounts receivable balance greater than 10% of total accounts receivable at December 31, 2014 and 2015.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are expensed as incurred, while renewals and betterments are capitalized. Depreciation expense is charged to operations on a straight-line basis over the estimated useful lives of the assets.

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated useful lives of the Company’s property and equipment are as follows:

Useful Lives
Computers and equipment	3 years
Software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of 7 years or lease term

Assets acquired under capital leases are capitalized at the present value of the related lease payments and are amortized over the shorter of the lease term or useful life of the asset.

Capitalized internal-use software costs

The Company accounts for the costs of computer software obtained or developed for internal use in accordance with ASC 350, Intangibles—Goodwill and Other (“ASC 350”). The Company capitalizes certain costs in the development of its SaaS subscription solution when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include personnel and related expenses for employees and costs of third-party contractors who are directly associated with and who devote time to internal-use software projects and, when material, interest costs incurred during the development. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for significant upgrades and enhancements to the Company’s SaaS software solutions are also capitalized. Costs incurred for training, maintenance and minor modifications or enhancements are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over an estimated useful life of three years.

During the years ended December 31, 2014 and 2015, the Company capitalized $1,508,000 and $2,260,000, respectively, of internal-use software development costs. During the years ended December 31, 2014 and 2015, the Company amortized $274,000 and $869,000, respectively, of internal-use software development costs to subscription and support cost of revenue. Based on the Company’s capitalized internal-use software costs, net at December 31, 2015, estimated amortization expense of $1,365,000, $1,098,000, and $504,000 is expected to be recognized in 2016, 2017, and 2018, respectively.

Business combinations

The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business generally being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

Contingent consideration payable in cash arising from business combinations is recorded as a liability and measured at fair value each period. Changes in fair value are recorded in general and administrative expenses in the consolidated statements of operations.

Transaction costs associated with business combinations are expensed as incurred.

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company performs valuations of assets acquired and liabilities assumed and allocates the purchase price to its respective assets and liabilities. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates and selection of comparable companies. The Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination.

Intangible assets

Intangible assets primarily consist of acquired developed technology, customer relationships, trade name and non-compete agreements which were acquired as part of the Acquisition. The Company determines the appropriate useful life of its intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized over their estimated useful lives using the straight-line method, which approximates the pattern in which the economic benefits are consumed. The estimated useful lives of the Company’s finite-lived intangible assets are as follows:

Useful Lives
Trade name	10 years
Developed technology	6 years
Non-compete agreements	5 years
Customer relationships	8 years

Impairment of long-lived assets

Management evaluates the recoverability of the Company’s property and equipment, finite-lived intangible assets and capitalized internal-software costs, when events or changes in circumstances indicate a potential impairment exists. Events and changes in circumstances considered by the Company in determining whether the carrying value of long-lived assets may not be recoverable include, but are not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends and changes in the Company’s business strategy. Impairment testing is performed at an asset level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (an “asset group”). In determining if impairment exists, the Company estimates the undiscounted cash flows to be generated from the use and ultimate disposition of the asset group. If impairment is indicated based on a comparison of the assets’ carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company determined that there were no events or changes in circumstances that potentially indicated that the Company’s long-lived assets were impaired during the years ended December 31, 2014 and 2015.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company tests goodwill for impairment in accordance with the provisions of ASC 350. Goodwill is tested for impairment at least annually at the reporting unit level or whenever events or changes in circumstances indicate that goodwill might be impaired. Events or changes in circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, unanticipated competition, loss of key personnel, significant changes

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in the use of the acquired assets or the Company’s strategy, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

ASC 350 provides that an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform the first of a two-step impairment test.

The first step involves comparing the estimated fair value of a reporting unit with its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, then under the second step the carrying amount of the goodwill is compared with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

The Company has one reporting unit and it tests for goodwill impairment annually during the fourth quarter of the calendar year. At December 31, 2015, the fair value of the Company significantly exceeded the carrying value of its net assets and accordingly goodwill was not impaired.

Deferred rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense and the cash paid under the lease agreement is recorded as deferred rent. Lease incentives, including tenant improvement allowances, are also recorded as deferred rent and amortized on a straight-line basis over the lease term.

Debt issued with warrants to purchase common stock

The Company has issued warrants to purchase common stock in connection with debt arrangements (see Note 6 – Term loan). These warrants are a liability classified under ASC 815-40, Contracts in entity’s own equity, as they contain down-round protection such that in the event of subsequent issuances of shares at-market by the Company below the exercise price of the warrant then the warrant’s exercise price is reduced. The warrants are measured at fair value each period with changes in fair value recorded in other income (expense), net in the consolidated statements of operations. The warrants will continue to be measured at fair value each period until the earlier of exercise or termination.

The initial carrying value of the debt was reduced by the fair value of the warrants. The resulting debt discount is being amortized over the life of the debt on a straight-line basis which approximates the effective interest method. The amortization of the debt discount is recorded in interest expense in the consolidated statements of operations.

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value of financial instruments

ASC 820, Fair Value Measurements (“ASC 820”) require entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

Level 1:	Quoted prices in active markets for identical or similar assets and liabilities.

Level 2:	Quoted prices for identical or similar assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical or similar assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2014 and 2015, the carrying value of cash equivalents, accounts receivable, accounts payable and accrued expenses, approximates fair value due to the short-term nature of such instruments. The carry value of long-term debt, excluding related debt discounts, approximates its fair value based on rates available to the Company for debt with similar terms and maturities.

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2015 by level within the fair value hierarchy. Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement (in thousands):

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market funds	$24,870	$—	$—	$24,870

Total Assets	$24,870	$—	$—	$24,870

Liabilities
Common stock warrant liability	$—	$—	$5,080	$5,080
Contingent consideration	—	—	4,826	4,826

Total Liabilities	$—	$—	$9,906	$9,906

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market funds	$15,990	$—	$—	$15,990

Total Assets	$15,990	$—	$—	$15,990

Liabilities
Common stock warrant liability	$—	$—	$5,500	$5,500
Contingent consideration	—	—	4,867	4,867

Total Liabilities	$—	$—	$10,367	$10,367

Upon the consummation of the Acquisition, the Company recorded a liability for the estimated fair value of the contingent consideration (see Note 9—Contingent Consideration). The contingent consideration is measured at fair value each period and is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The valuation of contingent consideration uses assumptions management believe would be made by a market participant. Management assesses these estimates on an on-going basis as additional data impacting the assumptions becomes available. Changes in the fair value of contingent consideration related to updated assumptions and estimates are recognized within general and administrative expenses in the consolidated statements of operations. The Company determined the fair value of the contingent consideration by discounting estimated future taxable income. The significant inputs used in the fair value measurement of contingent consideration are the timing and amount of taxable income in any given period and determining an appropriate discount rate which considers the risk associated with the forecasted taxable income. Significant changes in the estimated future taxable income and the periods in which they are generated would significantly impact the fair value of the contingent consideration liability.

Warrants to purchase common stock are liability classified and are measured at fair value each period. The fair value is determined using a binomial lattice valuation model. The fair value includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The valuation of common stock warrants uses assumptions management believe would be made by a market participant. Management assesses these estimates on an on-going basis

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as additional data impacting the assumptions becomes available. Changes in the fair value of common stock warrant liability related to updated assumptions and estimates are recognized within other income (expense), net in the consolidated statements of operations. The significant inputs used in the fair value measurement of the common stock warrants are the estimated fair value of the Company’s common stock and to a lesser extent the expected stock volatility, the probability of a change in control and future stock issuances which impact the term of the warrants. Significant increases or decreases in the estimated fair value of the Company’s common stock would significantly impact the fair value of the warrant liability. The fair value of the Company’s common stock is based on a number of quantitative and qualitative factors as described in Stock-Based Compensation accounting policy below.

The following table summarizes the changes in the common stock warrant liability and contingent consideration liability (in thousands):

	Contingent Consideration	Common Stock Warrant Liability
Fair value as of December 31, 2013	$5,607	$1,380
Change in fair value	(781)	3,700

Fair value as of December 31, 2014	4,826	5,080
Change in fair value	41	420

Fair value as of December 31, 2015	$4,867	$5,500

Certain assets, including goodwill and long-lived assets, are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired a result of an impairment review. For the years ended December 31, 2014 and 2015, no impairments were identified on those assets required to be measured at fair value on a non-recurring basis.

Revenue recognition

The Company derives its revenue from the following sources:

Subscription and support revenue – Customers pay subscription fees for access to the Company’s SaaS platform generally for a one year period. In more limited cases customers may subscribe for up to three years. Fees are based on a number of factors, including the solutions subscribed for by the customer and the number of users having access to the solutions. The first year subscription fees are typically payable within 30 days after the execution of the arrangement, and thereafter upon renewal. The Company initially records the subscription fees as deferred revenue and recognizes revenue on a straight-line basis over the term of the agreement. At any time during the subscription period, customers may increase the number of their users or subscribe for additional products. Additional user fees and additional product subscriptions are payable for the remainder of the initial or extended contract term. Subscription and support revenue also includes software license revenue related to maintenance and support fees on legacy software sales as described below.

Professional services – The Company offers its customers assistance in implementing its solutions and optimizing their use. Professional services include consulting and training. These services are billed on either a fixed fee or time and material basis. Revenues from time and material arrangements are recognized as services are performed and revenues from fixed fee arrangements are initially recorded as deferred revenue and recognized on a proportional performance basis as the services are performed.

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes subscription and professional services revenues when: (i) persuasive evidence of an arrangement for the sale of the Company’s solutions or consulting services exists, (ii) the solutions have been made available or delivered, or services have been performed, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The timing and amount the Company recognizes as revenue is determined based on the facts and circumstances of each customer’s arrangement. Evidence of an arrangement consists of a signed customer agreement. The Company considers that delivery of a solution has commenced once it provides the customer with log-in information to access and use the solution. Fees are fixed based on stated rates specified in the customer agreement. The Company assesses collectability based on a number of factors, including the creditworthiness of the customer, review of their financial information or transaction history. If collectability is not considered reasonably assured, revenue is deferred until the fees are collected.

The majority of customer arrangements include multiple deliverables such as subscriptions to the Company’s SaaS solutions and professional services. The Company recognizes revenue in accordance with the guidance for arrangements with multiple deliverables under Accounting Standards Update (“ASU”) 2009-13 Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements – a Consensus of the Emerging Issues Task Force (“ASU 2009-13”). For subscription agreements, as customers do not have the right to the software code underlying the Company’s solutions, subscription revenue arrangements are outside the scope of software revenue recognition guidance as defined by ASC Topic 985-605, Software. The Company’s agreements do not contain any refund provisions other than in the event of the Company’s non-performance or breach.

For multiple-deliverable revenue arrangements, the Company first assesses whether each deliverable has value to the customer on a standalone basis. The Company has determined that the SaaS products have standalone value, because, once access is given to the customer, the solutions are fully functional and do not require any additional development, modification, or customization. Professional services have standalone value, because third-party partners and customers themselves can perform these services without the Company’s involvement. The performance of these professional services generally does not require highly specialized or technologically skilled individuals and the professional services are not essential to the functionality of the solutions.

The Company allocates revenue among the separate non-contingent deliverables in an arrangement under the relative selling price method using the selling price hierarchy established in ASU 2009-13. This hierarchy requires the selling price of each deliverable in a multiple deliverable arrangement to be based on, in descending order: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of fair value (“TPE”) or (iii) management’s best estimate of the selling price (“BESP”).

The Company is not able to determine VSOE or TPE for its deliverables, because the deliverables are typically bundled and infrequently sold separately within a consistent price range. Additionally, management has determined that there are no third-party offerings reasonably comparable to the Company’s solutions. Therefore, the selling prices of subscriptions to the SaaS solutions and professional services are based on BESP. The determination of BESP requires the Company to make significant estimates and judgments. The Company considers numerous factors, including the nature of the deliverables themselves, geography, customer size and number of users, and discounting practices. The determination of BESP is made through consultation with senior management. The Company updates its estimates of BESP on an ongoing basis as events and as circumstances may require. As the Company’s marketing strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative selling prices and BESP.

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company uses business process outsourcers (“BPOs”) and resellers to complement its direct sales and marketing efforts. The BPOs and resellers place orders with the Company after receiving an order from an end customer. The BPOs and resellers receive business terms of sale similar to those received by the Company’s direct customers, and payment to the Company is not contingent on the receipt of payment from the end customer. The BPOs and resellers negotiate pricing with the end customer and are responsible for implementation services, if any, and for certain support levels directly with the end customer. The Company recognizes revenue over the term of the arrangement for the contractual amount charged to the BPO or reseller, once access to the Company’s solution has been provided to the end customer provided that the other revenue recognition criteria noted above have been met.

Subscription and support revenues also include revenues associated with sales of software licenses and related support. Prior to the development of the Company’s SaaS solutions, the Company sold software licenses and post contract support which was accounted for in accordance with ASC Topic 985-605, Software. The Company continues to provide post contract support to a limited number of customers that have not yet migrated to the SaaS solution. Software revenues relates primarily to annual renewals of post contract support which are recognized on a straight-line basis over the support period. Software revenues comprised approximately 3% and 1% of total revenues for the years ended December 31, 2014 and 2015, respectively. The Company no longer develops any new applications or functionality for the legacy software licensed to customers.

Taxes collected from customers are accounted for on a net basis and are excluded from revenue.

Cost of revenues

Cost of revenues primarily consists of costs related to hosting the Company’s cloud-based application suite, salaries and benefits of operations and support personnel, including stock-based compensation, and amortization of capitalized internal-use software costs. The Company allocates a portion of overhead, such as rent, IT costs, and depreciation and amortization to cost of revenues. Costs associated with providing professional services are expensed as incurred when the services are performed. In addition, subscription and support cost of revenues includes amortization of acquired developed technology.

Sales and marketing

Sales and marketing expenses consist primarily of compensation and employee benefits, including stock-based compensation of sales and marketing personnel and related sales support teams, sales and partner commissions, marketing events, advertising costs, travel, trade shows, other marketing materials and allocated overhead. Sales and marketing expenses also include amortization of customer relationship intangible assets. Advertising costs are expensed as incurred and totaled $1,549,000 and $2,950,000 for the years ended December 31, 2014 and 2015, respectively.

Deferred sales commissions

Deferred sales commissions are the incremental costs that are directly associated with non-cancelable subscription contracts with customers and consist of sales commissions paid to the Company’s direct sales force and third-party partners. The commissions are deferred and amortized over the non-cancelable terms of the related customer contracts, which are typically one year in duration. The commission payments are paid in full the month after the customer’s service

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

commences. The deferred commission amounts are recoverable through the future revenue streams under the non-cancelable customer contracts. The Company believes this is the preferable method of accounting as the sales commission charges are so closely related to the revenue from the non-cancelable customer contracts that they should be recorded as an asset and charged to expense over the same period that the subscription revenue is recognized. Amortization of deferred sales commissions is included in sales and marketing in the accompanying consolidated statements of operations. As of December 31, 2014 and 2015, deferred commission costs, net of accumulated amortization were $1,903,000 and $6,246,000, respectively. Amortization of commission costs was $2,458,000 and $7,324,000 for the years ended December 31, 2014 and 2015, respectively.

Research and development

Research and development expenses are comprised primarily of salaries, benefits, and stock-based compensation associated with the Company’s engineering, product and quality assurance personnel. Research and development expenses also include third-party contractors and supplies and allocated overhead. Other than software development costs that qualify for capitalization, discussed above, research and development costs are expensed as incurred.

General and administrative

General and administrative expenses consist primarily of personnel costs associated with the Company’s executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees, other corporate related expenses and allocated overhead. General and administrative expenses also include amortization of covenant not to compete and tradename intangible assets.

Stock-based compensation

The Company accounts for stock-based compensation awards granted to employees and directors based on the awards’ estimated grant date fair value. The Company estimates the fair value of its stock options using the Black-Scholes option-pricing model. The resulting fair value, net of estimated forfeitures, is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, usually the vesting period, which is generally four years. The Company recognizes the fair value of stock options which contain performance conditions based upon the probability of the performance conditions being met, net of estimated forfeitures, using the graded vesting method. Estimated forfeitures are based upon the Company’s historical experience and the Company revises its estimates, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

Determining the grant date fair value of options using the Black-Scholes option pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

The assumptions and estimates are as follows:

Value per share of the Company’s common stock. Because there is no public market for the Company’s common stock, the Company’s management, with the assistance of a third-party valuation specialist, determined the common stock fair value at the time of the grant of stock options by

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

considering a number of objective and subjective factors, including the Company’s actual operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event and transactions involving the Company’s common stock, among other factors. The fair value of the underlying common stock will be determined by the Company’s board of directors until such time as the Company’s common stock commences trading on an established stock exchange or national market system. The fair value of the Company’s common stock has been determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Expected volatility. The Company determines the expected volatility based on historical average volatilities of similar publicly traded companies corresponding to the expected term of the awards.

Expected term. The Company determines the expected term of awards which contain only service conditions using the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award, as the Company does not have sufficient historical data relating to stock-option exercises. For awards granted which contain performance conditions, the Company estimates the expected term based on estimates of post-vesting employment termination behavior taking into account the life of the award.

Risk-free interest rate. The risk-free interest rate is based on the United States Treasury yield curve in effect during the period the options were granted corresponding to the expected term of the awards.

Estimated dividend yield. The estimated dividend yield is zero, as the Company does not currently intend to declare dividends in the foreseeable future.

The following information represents the weighted average of the assumptions used in Black-Scholes option-pricing model:

	Year Ended December 31,
	2014	2015
Expected term (years)	6.2	6.3
Expected volatility	54.0%	49.6%
Risk free interest rate	1.9%	1.7%
Expected dividends	—	—

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. The Company recognizes interest and penalties accrued with respect to uncertain tax positions, if any, in the provision for income taxes in the consolidated statements of operations.

Net loss per share

Basic and diluted loss per share is calculated by dividing net loss by the weighted average number of shares of common stock outstanding. As the Company has net losses for the periods presented all potentially dilutive common stock, which are comprised of stock options and warrants, are antidilutive.

As of December 31, 2014 and 2015, the following potentially dilutive shares have been excluded from the calculation of diluted net loss per share attributable to common stockholders because they are anti-dilutive:

	December 31,
	2014	2015
Options to purchase common stock	4,146,000	5,904,376
Common stock warrants	499,999	499,999

Total shares excluded from net loss per share	4,645,999	6,404,375

Foreign currency

The Company’s foreign subsidiaries’ functional currency is the U.S. Dollar. The foreign exchange impacts of remeasuring the foreign subsidiaries’ local currency to the U.S. Dollar functional currency is recorded in general and administrative expenses, net in the Company’s consolidated statement of operations. Monetary assets and liabilities of foreign operations are remeasured at balance sheet date exchange rates, non-monetary assets and liabilities and equity are remeasured at the historical exchange rates, while results of operations are remeasured at average exchange rates in effect for the period. The foreign currency transaction gains or losses were immaterial for each period presented.

Comprehensive income or loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive income or loss and its components in the financial statements. For the years ended December 31, 2014 and 2015, the Company had no other comprehensive income (loss) items and therefore, comprehensive loss equaled net loss. Accordingly, a separate statement of comprehensive loss has not been presented.

Recently issued accounting standards

Under the Jumpstart Our Business Startups Act, or the JOBS Act, the Company meets the definition of an emerging growth company. The Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace all existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. In July 2015, the FASB voted to defer the effective date to January 1, 2018, with early adoption beginning January 1, 2017. The Company is evaluating the impact of adopting this guidance on its consolidated financial statements.

In April 2015, the FASB issued new guidance related to the presentation of debt issuance costs, which requires debt issuance costs to be presented in the balance sheet as a direct deduction for the associated debt liability. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. The Company early adopted this guidance in connection with the issuance of its prior year financial statements. The adoption resulted in $304,000 of issuance costs as of December 31, 2013 related to the Company’s long-term debt being recorded as a reduction in the carrying amount of the debt rather than deferred charges recorded in other assets on the consolidated balance sheet

In April 2015, the FASB issued new guidance related to the customer’s accounting for fees paid in a cloud computing arrangement, which provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The new guidance is effective for annual reporting periods beginning after December 15, 2015. The adoption of this guidance is not expected to have a material impact on its consolidated financial statements.

In November 2015, the FASB issued new authoritative accounting guidance on simplifying the presentation of deferred income taxes, which requires that deferred income tax liabilities and assets be presented as a net non-current deferred tax asset or liability by jurisdiction on the balance sheet. The guidance is effective for periods beginning after December 15, 2016, however earlier adoption is permitted for all entities for any interim or annual financial statements that have not been issued. The Company early adopted this guidance as of December 31, 2015 and applied the guidance retrospectively to prior periods. As a result, the Company reclassified $634,000 from a short-term deferred tax asset to a long-term deferred tax liability as of December 31, 2014.

In February 2016, the FASB issued new guidance which significantly changes the accounting for leases. The new guidance requires a lessee recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. For income statement purposes, the new guidance retained a dual model, requiring leases to be classified as either operating or financing. Operating leases will result in straight-line expense while finance leases will result in a front-loaded expense pattern similar to existing capital lease guidance. For statement of cash flow purposes, the new guidance also retained the existing dual method, where cash payments for operating leases are reflected in cash flows from operating activities and principal and interest payments for finance leases

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

are reflected in cash flows from financing activities and cash flows from operating activities, respectively. The new guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The new guidance requires the recognition and measurement of leases at the beginning of the earliest period presented using a modified retrospective approach. The use of the modified retrospective approach allows an entity to use a number of practical expedients in the application of this new guidance. The Company is evaluating the impact of adopting this guidance on its consolidated financial statements.

Note 3—Property and equipment

Property and equipment consist of the following at December 31, 2014 and 2015 (in thousands):

	December 31,
	2014	2015
Computers and equipment	$1,024	$2,173
Software	589	2,501
Furniture and fixtures	466	1,852
Leasehold improvements	799	7,670
Construction in progress	1,674	1,274

	4,552	15,470
Less: accumulated depreciation	(1,273)	(3,051)

	$3,279	$12,419

Depreciation expense was $1,089,000 and $1,778,000 for the years ended December 31, 2014 and 2015, respectively.

Software and construction in progress includes assets held under capital lease of $1,648,000 as of December 31, 2015, with related accumulated amortization thereon of $60,000.

Note 4—Intangible assets

The carrying value of intangible assets as of December 31, 2014 and 2015 was as follows (in thousands):

	December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade name	$15,964	$(2,129)	$13,835
Developed technology	36,844	(8,187)	28,657
Non-compete agreements	4,341	(1,158)	3,183
Customer relationships	27,894	(4,649)	23,245

	$85,043	$(16,123)	$68,920

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade name	$15,964	$(3,727)	$12,237
Developed technology	36,844	(14,326)	22,518
Non-compete agreements	4,341	(2,026)	2,315
Customer relationships	27,894	(8,136)	19,758

	$85,043	$(28,215)	$56,828

Amortization expense is included in the following functional statement of operations expense categories (in thousands):

	Year ended December 31,
	2014	2015
Cost of revenues	$6,139	$6,139
Sales and marketing	3,487	3,487
General and administrative	2,466	2,466

	$12,092	$12,092

The following table presents the Company’s estimate of remaining amortization expense for each of the five succeeding fiscal years and thereafter for finite-lived intangible assets at December 31, 2015 (in thousands):

2016	$12,092
2017	12,092
2018	11,803
2019	9,177
2020	5,083
Thereafter	6,581

$56,828

Note 5—Accrued expenses and other current liabilities

At December 31, 2014 and 2015, accrued expenses and other current liabilities comprise the following (in thousands):

	December 31,
	2014	2015
Accrued salary and employee benefits	$5,786	$9,716
Accrued income and other taxes payable	588	1,047
Short-term portion of capital lease obligations	—	558
Accrued commissions to third party partners	512	2,305
Deferred offering costs	—	419
Other accrued expenses	476	967

	$7,362	$15,012

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6—Term loan

In September 2013, the Company entered into a $25 million term loan agreement (the “Term Loan”). The Term Loan has a term of five years and expires and is repayable on September 25, 2018. There are no minimum principal payments due under the Agreement. The Term Loan bears interest at (i) the greater of LIBOR or 1.5% plus (ii) 8%. At December 31, 2014 and 2015, the interest rate on the Term Loan was 9.5%. The interest is due quarterly in arrears on March 31, June 30, September 30, and December 31 of each year, commencing December 31, 2013. Interest can be paid in varying amounts in cash or in payment in kind. For the years ended December 31, 2014 and 2015, interest of $2,037,000 and $2,090,000, respectively, was paid in kind, thereby increasing the outstanding principal. Interest paid in kind is due and payable at maturity of the Term Loan. The Term Loan is collateralized against all of the Company’s assets. In connection with certain events, including a change in control, or if the Company elects to repay the Term Loan, within three years of September 2013 the Company is required to pay a prepayment penalty. The Term Loan requires the Company to comply on a quarterly basis with a maximum consolidated leverage ratio financial covenant. The consolidated leverage ratio is the ratio of the principal amount of the Term Loan outstanding to revenues for the most recent four consecutive quarters. The Company was in compliance with this financial covenant at December 31, 2014 and 2015. The Term Loan also places restrictions on dividends payments, certain investments and acquisitions, and other customary restrictions. The Term Loan, which was entered into by the Company’s subsidiary, BlackLine Systems, Inc. also places restrictions on making dividend payments, loans or advances to BlackLine Inc. and its subsidiaries. All of the BlackLine Systems, Inc.’s net assets are restricted from making payments, loans or advances to BlackLine, Inc. and its subsidiaries. Restricted net assets as of December 31, 2015 amounted to $166.2 million.

The Company incurred $1,140,000 in transaction costs and fees payable to the lender related to the Term Loan. This amount, net of amortization, is presented as a discount against the carrying amount of the Term Loan as of December 31, 2014 and 2015. A total of $228,000 of debt discount has been amortized to interest expense for each of the years ended December 31, 2014 and 2015.

In conjunction with Term Loan, the Company issued warrants to purchase 499,999 shares of common stock at an exercise price per share of $5.00. The warrants are exercisable at any time by the holder and expire upon the earlier of ten years from the issuance date or the sale of the Company. At December 31, 2015, the warrants remain outstanding. The carrying value of the Term Loan was reduced by the fair value of the warrants at issuance of $1,380,000. The resulting debt discount is being amortized over the term of the debt on a straight-line basis which approximates the effective interest method. The amortization of the debt discount is recorded in interest expense in the consolidated statements of operations. For each of the years ended December 31, 2014 and 2015, amortization of debt discount relating to the warrant was $276,000. As of December 31, 2014 and 2015, the Company reserved 499,999 shares of common stock for issuance from its authorized and unissued common stock.

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The net carrying value of the Term Loan as of December 31, 2014 and 2015 consists of the following (in thousands):

	December 31,
	2014	2015
Principal amount (including interest paid in kind)	$27,558	$29,648
Unamortized debt issuance costs and debt discount	(855)	(627)
Unamortized common stock warrant liability discount	(1,030)	(754)

Net carrying value	$25,673	$28,267

Note 7—Other long-term liabilities

At December 31, 2014 and 2015, other long-term liabilities comprise the following (in thousands):

	December 31,
	2014	2015
Deferred rent	$1,069	$3,073
Capital lease obligations, net of current portion	—	558

	$1,069	$3,631

Note 8—Income taxes

The components of income (loss) before income taxes for the years ended December 31, 2014 and 2015 are as follows (in thousands):

	Year Ended December 31,
	2014	2015
United States	$(25,387)	$(39,350)
International	461	903

	$(24,926)	$(38,447)

The components of the total income tax benefit for the years ended December 31, 2014 and 2015 are summarized as follows (in thousands):

	Year Ended December 31,
	2014	2015
Current
Federal	$—	$—
State	1	7
International	108	221

Total current income tax expense	109	228

Deferred
Federal	(7,111)	(12,468)
State	(1,172)	(1,473)

Total deferred income tax benefit	(8,283)	(13,941)

Total income tax benefit	$(8,174)	$(13,713)

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2014 and 2015 is as follows:

	Year Ended December 31,
	2014	2015
Federal statutory income tax rate	34.0%	34.0%
State tax, net of federal benefit	3.1%	4.0%
Federal tax credits	0.6%	1.1%
Change in valuation allowance	—	(2.3%)
Common stock warrants	(5.0%)	(0.4%)
Contingent consideration	1.0%	—
Other	(0.9%)	(0.7%)

	32.8%	35.7%

Significant components of the Company’s tax assets and liabilities at December 31, 2014 and 2015 are as follows (in thousands):

	December 31,
	2014	2015
Deferred tax assets
Accrued expenses and other current liabilities	$188	$1,147
Business credits	1,146	1,962
Contingent consideration	358	356
Stock-based compensation	769	2,488
Net operating loss carryover	4,626	13,586
Other	1	2

Total deferred tax assets	7,088	19,541
Less valuation allowance	—	(887)

Deferred tax assets, net of valuation allowance	7,088	18,654
Deferred tax liabilities
Property and equipment	(222)	(1,473)
Common stock warrants	(87)	(63)
Intangible assets	(26,115)	(21,800)
Prepaid expenses	(512)	(1,225)

Total deferred tax liabilities	(26,936)	(24,561)

Net deferred taxes	$(19,848)	$(5,907)

ASC 740 requires that the tax benefit of net operating losses, temporary differences, and credit carryforwards be recorded as an asset to the extent that the Company assesses that realization is “more likely than not.” A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. With respect to tax jurisdictions outside of California, deferred tax liabilities, which exceed deferred tax assets, are an available source of income to realize the deferred tax assets. Accordingly, the Company has determined that it is more likely not that the deferred tax assets will be realized and no valuation allowance has been recorded. The Company will continue to evaluate the realizability of these deferred tax assets and, in the future, to the extent that deferred tax assets exceed deferred tax liabilities that are an available source of income to realize the

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

deferred tax assets, the Company will be required to record a valuation allowance against the deferred tax assets, unless the Company has objective evidence to determine that sufficient future taxable income will be generated to realize the deferred tax assets. In the State of California, the Company’s deferred tax assets exceed deferred tax liabilities, and because of the Company’s recent history of operating losses, the Company believes that recognition of these deferred tax assets is currently not likely to be realized. Accordingly, the Company has provided a valuation allowance against its California deferred tax assets.

The change in the valuation allowance for the years ended December 31, 2014 and 2015, is as follows (in thousands):

	December 31,
	2014	2015
Valuation allowance, at beginning of year	$—	$—
Increase in valuation allowance	—	887

Valuation allowance, at end of year	$—	$887

The Company did not provide for United States income taxes on the undistributed earnings and other outside temporary differences of foreign subsidiaries as they are considered indefinitely reinvested outside the United States. As of December 31, 2014 and 2015 the amount of temporary differences related to undistributed earnings and other outside temporary differences upon which United States income taxes have not been provided is immaterial to these financial statements.

As of December 31, 2015, the Company had consolidated federal and State of California net operating loss carryforwards available to offset future taxable income of approximately $70.3 million and $65.6 million, respectively. Pursuant to Internal Revenue Code Section 382, use of the Company’s net operating loss carryforwards may be limited if the Company experiences a cumulative change in ownership of more than 50% over a three-year period. At December 31, 2015, $32.8 million of net operating losses related to tax benefits for stock-based compensation resulting from gains that certain individual option holders experienced from the Acquisition to date and are not included in the deferred tax assets and will be recorded to additional paid in capital when and if they reduce taxes payable.

The following is a roll-forward of the Company’s total gross unrecognized tax benefits (in thousands):

Gross unrecognized tax benefits, December 31, 2013	$153
Increase related to positions taken in the year ended December 31, 2014	35

Total gross unrecognized tax benefits, December 31, 2014	188
Increase related to positions taken in the year ended December 31, 2015	90

Total gross unrecognized tax benefits, December 31, 2015	$278

As of December 31, 2014 and 2015, $188,000 and $146,000, respectively, of unrecognized tax benefits would affect the Company’s effective rate if recognized. The Company has not recorded any interest or penalties in its benefit from income taxes for the years ended December 31, 2014 and 2015 and no such amounts have been accrued as of December 31, 2014 and 2015.

The Company’s 2013 and 2014 tax returns remain open for examination by the Internal Revenue Service and various state authorities. Internationally, the Company’s 2013 and 2014 returns remain open for examination in various foreign jurisdictions by non-US tax authorities.

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company does not anticipate either material changes in the total amount or composition of its unrecognized tax benefits within 12 months of the reporting date.

Note 9—Contingent consideration

On September 3, 2013, The Company entered into a merger agreement with certain holders of its common stock, including Silver Lake Sumeru, Iconiq, Ms. Tucker and Mr. Spanicciati. Pursuant to the terms of the merger agreement, the Company’s optionholders were allowed to cancel their stock option rights and receive a cash payment equal to the amount of calculated gain (less applicable expense and other items) had they exercised their stock options and then sold their common shares as part of the Acquisition. As a condition of the Acquisition, the Company is required to pay additional cash consideration to certain equity holders, including Ms. Tucker, Mr. Spanicciati and Mr. Unterman, if the Company realizes a tax benefit from the use of net operating losses generated from the stock option exercises concurrent with the Acquisition. The maximum contingent cash consideration to be distributed is $8.0 million. The fair value of the contingent consideration was $4.8 million and $4.9 million as of December 31, 2014 and 2015, respectively. See Note 2—Significant accounting policies—Fair value of financial instruments for additional information regarding the valuation of the contingent consideration.

Note 10—Commitments and contingencies

Operating leases—The Company has various non-cancelable operating leases for its corporate and international offices. These leases expire at various times through 2023. Certain lease agreements contain renewal options, rent abatement, and escalation clauses. The Company recognizes rent expense on a straight-line basis over the lease term, commencing when the Company takes possession of the property. Certain of the Company’s office leases entitle the Company to receive a tenant allowance from the landlord. The Company records tenant allowances as a deferred rent credit, which the Company amortizes on a straight-line basis, as a reduction of rent expense, over the term of the underlying lease. Total rent expense under the operating leases was approximately $1,800,000 and $2,507,000 for the years ended December 31, 2014 and 2015, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows for the years ended December 31 (in thousands):

2016	$3,699
2017	3,316
2018	2,553
2019	1,978
2020	1,825
Thereafter	3,912

$17,283

Capital leases—The Company leases computer software from various parties under capital lease agreements. Outstanding principal payments under capital lease obligations were $1,116,000 as of December 31, 2015 of which $558,000 is payable in 2016 and $558,000 is payable in 2017.

Litigation—From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not currently a party to any

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

legal proceedings, nor is it aware of any pending or threatened litigation, that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Indemnification—In the ordinary course of business, the Company may provide indemnification of varying scope and terms to customers, vendors, investors, directors and officers with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future payments we could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable. The Company has never paid a material claim, nor have it been sued in connection with these indemnification arrangements. As of December 31, 2014 and 2015, the Company has not accrued a liability for these indemnification arrangements because the likelihood of incurring a payment obligation, if any, in connection with these indemnification arrangements is not probable or reasonably estimable.

Note 11—Capitalization

As of December 31, 2015, the authorized capital stock of the Company consisted of 50 million shares of common stock.

As of December 31, 2015, the Company had reserved for issuance 6.4 million shares of common stock from its available but unissued authorized shares, consisting of 5.9 million shares issuable upon the exercise of stock options under the Company’s Equity Incentive Plan (the “Plan”) and warrants to purchase 0.5 million shares of common stock.

On November 19, 2014, the Company raised gross proceeds of $5.0 million from the issuance of 357,142 shares of common stock from an existing investor.

During the years ended December 31, 2014 and 2015, the Company repurchased in aggregate 45,000 and 2,000 shares of common stock from former employees for $225,000 and $29,000, respectively, which are held in treasury stock.

Note 12—Stock options

The Company’s board of directors may grant stock options to employees, directors and consultants under the 2014 Equity Incentive Plan (the “2014 Plan”). Under the 2014 Plan, the number of shares of common stock to be granted or subject to options or rights may not exceed 6.4 million. The aggregate number of shares available under the 2014 Plan and the number of shares subject to outstanding options automatically adjusts for any changes in the Company’s outstanding common stock by reason of any recapitalization, spin-off, reorganization, reclassification, stock dividend, stock split, reverse stock split, or similar transaction. As of December 31, 2015, 213,900 shares were available for grant under the 2014 Plan. The exercise price of incentive stock options may not be less than the fair value of the Company’s common stock at the date of grant. The exercise price of incentive stock options granted to individuals that own greater than 10% of the Company’s voting stock may not be less than 110% of the fair value of the Company’s common stock at the date of grant. Stock options generally vest over four years and have contractual terms of ten years.

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company’s stock option activity and related information for the year ended December 31, 2015 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, December 31, 2014	4,146,000	$5.37	9.2	$35,766,000
Granted	2,251,876	14.29
Exercised	(283,185)	5.06
Forfeited	(210,315)	10.09

Outstanding, December 31, 2015	5,904,376	$8.62	8.6	$37,788,000

Exercisable at December 31, 2015	753,275	$6.33	8.3	$6,516,000
Vested and expected to vest at December 31, 2015	5,338,960	$8.62	8.6	$34,169,000

The weighted average grant date fair value per share of options granted during the years ended December 31, 2014 and 2015 was $2.83 and $7.04, respectively. The aggregate intrinsic value of options exercised during the year ended December 31, 2015 was $2,573,000. No options were exercised during the year ended December 31, 2014.

Unrecognized compensation expense relating to stock options was $16.5 million at December 31, 2015 which is expected to be recognized over a weighted-average period of 2.9 years.

Stock-based compensation expense for stock option awards for the years ended December 31, 2014 and 2015 was as follows (in thousands):

	Year Ended December 31,
	2014	2015
Cost of revenue	$249	$466
Sales and marketing	1,059	2,418
Research and development	229	588
General and administrative	480	2,025

	$2,017	$5,497

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below sets forth information regarding stock options granted subsequent to December 31, 2014:

Grant Date	Number of Shares	Exercise Price at Grant Date	Estimated per Share Fair Value of Common Stock at Grant Date
January 15, 2015	62,000	$14.00	$14.00
March 30, 2015	1,036,776	14.00	14.00
April 6, 2015	10,000	14.00	14.00
May 20, 2015	393,800	14.50	14.50
May 30, 2015	200,000	14.50	14.50
August 31, 2015	394,200	14.50	14.50
November 10, 2015	155,100	15.00	15.00
March 9, 2016	171,500	15.00	14.00

Note 13—Defined contribution plan

The Company sponsors a defined contribution retirement plan (the “Plan”) that covers substantially all domestic employees. Employees who have completed at least one year of service with the Company are eligible to participate in the Plan. The Company makes matching contributions of 100% of each $1 of the employee’s contribution up to the first 3% of the employee’s bi-weekly compensation and 50% of each $1 of the employee’s contribution up to the next 2% of the employee’s bi-weekly compensation. Matching contributions to the Plan totaled $949,000 and $1,728,000 for the years ended December 31, 2014 and 2015, respectively.

Note 14—Related party transactions

As of December 31, 2015, the Company accrued for costs of third party legal services incurred on behalf of Silver Lake Sumeru, ICONIQ Capital Group, L.P., a minority shareholder, and Mr. Spanicciati, a minority shareholder, relating to the Company’s initial public offering and other corporate related matters. Total amounts accrued at December 31, 2015 were $161,000, of which $84,000 were expensed during 2015 and $77,000 were included in other assets as deferred offering costs.

Note 15—Geographic information

Revenue by region is classified based on the country of the customer’s contracting office. The following table sets forth the Company’s revenue by geographic region (in thousands):

	Year Ended
	December 31,
	2014	2015
United States	$45,039	$71,832
International	6,638	11,775

	$51,677	$83,607

No countries outside the United States represented greater than 10% of total revenues.

Substantially all of the Company’s property and equipment is located in the United States.

BLACKLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16—Subsequent events

The Company has evaluated subsequent events through March 24, 2016, which is the date the consolidated financial statements were available to be issued. The Company has also evaluated subsequent events through October 12, 2016, for the effects of the reverse stock split described in Note 2.

On January 14, 2016, the Board of Directors approved the retirement of 47,000 shares of treasury stock.

On March 9, 2016, the Company granted stock options to purchase 171,500 shares of common stock at a weighted average exercise price of $15.00 per share. The grant date fair value of these awards was approximately $1.0 million, which is expected to be recognized to expense, net of forfeitures, over the vesting period of 4 years.

On March 22, 2016, the Company amended its credit facility to add an additional $5.0 million term loan (the “2016 Incremental Term Loan”) and provide for a $5.0 million revolving line of credit. The additional $5.0 million borrowing under the 2016 Incremental Term Loan and the revolving line of credit each mature in September 2018. The 2016 Incremental Term Loan bears interest at (i) the greater of LIBOR or 1.5% plus (ii) 8% and can be paid in varying amounts in cash or in kind. The revolving line of credit bears interest at (i) the greater of LIBOR or 0.5% plus (ii) 6%. The Company is also required to pay a commitment fee equal to 0.5% per annum of the unused portion of the revolving line of credit.

SCHEDULE I—CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OF BLACKLINE, INC.

PARENT COMPANY BALANCE SHEETS

(in thousands, except shares and par values)

	December 31,
	2014	2015
Assets
Investment in subsidiaries	$183,947	$166,168

Total assets	$183,947	$166,168

Equity
BlackLine, Inc. stockholders’ equity:
Common stock, $0.01 par value, 50,000,000 shares authorized, 40,437,142 issued and 40,392,142 outstanding as of December 31, 2014 and 40,720,327 issued and 40,673,327 outstanding as of December 31, 2015	$405	$407
Treasury Stock, 45,000 shares at cost at December 31, 2014 and 47,000 shares at cost at December 31, 2015	(225)	(254)
Additional paid-in capital	207,189	214,171
Accumulated deficit	(23,422)	(48,156)

Total BlackLine, Inc. stockholders’ equity	$183,947	$166,168

The accompanying notes are an integral part of these financial statements

SCHEDULE I—CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF

BLACKLINE, INC. (CONTINUED)

PARENT COMPANY STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2014	2015
Equity in undistributed earnings of subsidiary	$(16,752)	$(24,734)

Net loss	$(16,752)	$(24,734)

The accompanying notes are an integral part of these financial statements

SCHEDULE I—CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF

BLACKLINE, INC. (CONTINUED)

PARENT COMPANY STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2014	2015
Cash flows from operating activities:
Net loss	$(16,752)	$(24,734)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in undistributed earnings of subsidiary	16,752	24,734

Net cash provided by operating activities	—	—

Cash flows from investing activities:
Investment in subsidiary	(4,775)	(1,391)

Net cash used in investing activities	(4,775)	(1,391)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of offering costs	5,000	—
Repurchase of common stock	(225)	(29)
Proceeds from exercise of stock options	—	1,420

Net cash provided by financing activities	4,775	1,391

Net increase in cash and cash equivalents	—	—
Cash and cash equivalents at the beginning of period	—	—

Cash and cash equivalents at end of period	$—	$—

The accompanying notes are an integral part of these financial statements

SCHEDULE I—CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF

BLACKLINE, INC. (CONTINUED)

NOTES TO PARENT COMPANY FINANCIAL STATEMENTS

Note 1—Basis of presentation

On September 3, 2013, SLS Breeze Holdings, Inc., SLS Breeze Intermediate Holdings, Inc. (“Intermediate Corp”), and SLS Breeze Merger Sub, Inc., formed by Silver Lake Sumeru Fund, LP (“Silver Lake Sumeru”), acquired BlackLine Systems, Inc. (the “Acquisition”). Prior to the Acquisition, SLS Breeze Holdings, Inc., Intermediate Corp, and SLS Breeze Merger Sub, Inc. had no significant operations. Upon completion of the Acquisition BlackLine Systems, Inc. became indirectly controlled by Silver Lake Sumeru through SLS Breeze Holdings, Inc. On August 21, 2014, SLS Breeze Holdings, Inc. changed its name to BlackLine, Inc.

The financial statements for BlackLine, Inc. (the “Parent Company”) summarize the results of operations and cash flows of the Parent Company for the years ended December 31, 2014 and 2015, and its financial position at December 31, 2014 and 2015. In these statements, the Parent Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of the Acquisition. The Parent Company’s share of net loss of its subsidiaries is included in net loss using the equity method of accounting.

The Parent Company financial statements should be read in conjunction with the consolidated financial statements of BlackLine, Inc. for the corresponding periods. Under the terms of agreements governing the $25 million term loan entered into by BlackLine Systems, Inc., a subsidiary of Blackline, Inc., such subsidiary is significantly restricted from making dividend payments, loans or advances to BlackLine Inc. and its subsidiaries. These restrictions have resulted in the restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of BlackLine Systems, Inc. and its subsidiaries exceeding 25% of the consolidated net assets of BlackLine Inc. and its subsidiaries.

Note 2—Dividends received from subsidiaries

During the years ended December 31, 2014 and 2015, no dividends were paid to the Parent Company by its subsidiaries.

BLACKLINE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands, except shares and par values)

	December 31, 2015	June 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	$15,205	$13,647
Accounts receivable, net	24,235	25,643
Deferred sales commissions	6,246	6,307
Prepaid expenses and other current assets	2,801	3,864

Total current assets	48,487	49,461
Capitalized software development costs, net	2,967	3,656
Property and equipment, net	12,419	11,721
Intangible assets, net	56,828	50,782
Goodwill	163,154	163,154
Other assets	2,895	4,024

Total assets	$286,750	$282,798

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,648	$6,280
Accrued expenses and other current liabilities	15,012	12,548
Deferred revenue	52,750	60,501
Short-term portion of contingent consideration	2,008	2,008

Total current liabilities	74,418	81,337
Term loan, net	28,267	34,399
Common stock warrant liability	5,500	5,200
Contingent consideration	2,859	3,002
Deferred tax liabilities	5,907	3,007
Other long-term liabilities	3,631	3,041

Total liabilities	120,582	129,986
Commitments and contingencies (Note 5)
Stockholders’ equity:
Common stock, $0.01 par value, 50,000,000 shares authorized, 40,720,327 issued and 40,673,327 outstanding as of December 31, 2015 and 40,731,079 issued and outstanding as of June 30, 2016	407	407
Treasury stock, 47,000 and 0 shares at cost at December 31, 2015 and June 30, 2016, respectively	(254)	—
Additional paid-in capital	214,171	217,456
Accumulated deficit	(48,156)	(65,051)

Total stockholders’ equity	166,168	152,812

Total liabilities and stockholders’ equity	$286,750	$282,798

The accompanying notes are an integral part of these condensed consolidated financial statements

BLACKLINE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except share and per share data)

	Six Months Ended June 30,
	2015	2016
Revenues
Subscription and support	$35,880	$52,977
Professional services	1,592	2,610

Total revenues	37,472	55,587

Cost of revenues
Subscription and support	9,101	12,075
Professional services	1,338	1,928

Total cost of revenues	10,439	14,003

Gross profit	27,033	41,584

Operating expenses
Sales and marketing	24,954	37,242
Research and development	8,034	10,465
General and administrative	9,052	11,935

Total operating expenses	42,040	59,642

Loss from operations	(15,007)	(18,058)

Other expense:
Interest expense, net	(1,644)	(1,840)
Change in fair value of the common stock warrant liability	(250)	300

Other expense, net	(1,894)	(1,540)

Loss before income taxes	(16,901)	(19,598)
Benefit from income taxes	(6,109)	(2,722)

Net loss	$(10,792)	$(16,876)

Net loss per share, basic and diluted	$(0.27)	$(0.41)

Weighted average common shares outstanding, basic and diluted	40,497,372	40,707,137

The accompanying notes are an integral part of these condensed consolidated financial statements

BLACKLINE, INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (UNAUDITED)

(in thousands, except shares)

	Common Stock		Treasury Stock, at cost	Additional Paid-in Capital	Accumulated Deficit	Total
	Shares Outstanding	Amount
Balance at December 31, 2015	40,673,327	$407	$(254)	$214,171	$(48,156)	$166,168
Stock option exercises	57,752	—	—	302	—	302
Stock-based compensation	—	—	—	3,218	—	3,218
Retirement of treasury stock	—	—	254	(235)	(19)	—
Net loss	—	—	—	—	(16,876)	(16,876)

Balance at June 30, 2016	40,731,079	$407	$—	$217,456	$(65,051)	$152,812

The accompanying notes are an integral part of these condensed consolidated financial statements

BLACKLINE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Six Months Ended June 30,
	2015	2016
Cash flows used in operating activities
Net loss	$(10,792)	$(16,876)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,929	8,334
Accretion of debt discount and paid in kind interest	1,322	1,212
Change in fair value of common stock warrant liability	250	(300)
Change in fair value of contingent consideration	26	143
Stock-based compensation	2,310	3,174
Deferred income taxes	(6,170)	(2,900)
Changes in operating assets and liabilities:
Accounts receivable	(3,820)	(1,408)
Deferred sales commissions	(1,821)	(61)
Prepaid expenses and other current assets	311	(1,063)
Other assets	(224)	30
Accounts payable	(602)	2,075
Accrued expenses and other current liabilities	2,647	(2,735)
Deferred revenue	6,193	7,751
Other long-term liabilities	2,059	(466)

Net cash used in operating activities	(1,382)	(3,090)

Cash flow used in investing activities
Capitalized software development costs	(859)	(1,472)
Purchase of property and equipment	(5,204)	(902)

Net cash used in investing activities	(6,063)	(2,374)

Cash flows from financing activities
Proceeds from long-term debt, net of issuance costs	—	4,840
Principal payments on capital lease obligations	—	(124)
Payments on deferred offering costs	—	(1,112)
Proceeds from exercise of stock options	1,243	302

Net cash provided by financing activities	1,243	3,906

Net decrease in cash and cash equivalents	(6,202)	(1,558)
Cash and cash equivalents, beginning of period	25,707	15,205

Cash and cash equivalents, end of period	$19,505	$13,647

The accompanying notes are an integral part of these condensed consolidated financial statements

BLACKLINE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SUPPLEMENTAL CASH FLOW DISCLOSURE

(in thousands)

	Six Months Ended June 30,
	2015	2016
Supplemental disclosures of cash flow information
Cash paid for interest	$263	$477

Cash paid for income taxes	$6	$141

Non-cash financing and investing activities
Capitalized software development costs included in accounts payable and accrued expenses and other current liabilities	$177	$82

Purchases of property and equipment included in accounts payable and accrued expenses and other current liabilities	$69	$76

Stock-based compensation capitalized for software development	$30	$44

Deferred offering costs in accounts payable and accrued expenses and other current liabilities	$—	$1,600

Term loan issuance costs included in accounts payable and accrued expenses and other current liabilities	$—	$80

The accompanying notes are an integral part of these condensed consolidated financial statements

BLACKLINE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1—Company overview

BlackLine, Inc. and its subsidiaries (the “Company” or “BlackLine”) provide financial accounting close solutions delivered as a Software as a Service (“SaaS”). The Company’s solutions enable its customers to address various aspects of their financial closing process including account reconciliations, variance analysis of account balances, journal entry capabilities and certain types of data matching capabilities.

The Company is headquartered in Los Angeles, California and has offices in Chicago, Atlanta, New York, Vancouver, London, Paris, Frankfurt, Johannesburg, Sydney, Melbourne, Kuala Lumpur, the Netherlands and Singapore.

Note 2—Basis of presentation and summary of significant accounting policies

The accompanying condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes for the year ended December 31, 2015. The accompanying condensed consolidated balance sheet as of June 30, 2016, the condensed consolidated statements of operations and of cash flows for the six months ended June 30, 2015 and 2016, and the condensed consolidated statement of stockholders’ equity for the six months ended June 30, 2016 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with that used to prepare the audited annual consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring items, necessary for the fair statement of the condensed consolidated financial statements. The operating results for the six months ended June 30, 2016 are not necessarily indicative of the results expected for the full year ending December 31, 2016.

There have been no significant changes in the accounting policies from those disclosed in the audited consolidated financial statements and the related notes presented elsewhere in this prospectus.

Reverse Stock Split

On October 12, 2016, the Company effected a 1-for-5 reverse stock split of its outstanding common stock. All share and per share amounts for all periods presented in these unaudited condensed consolidated financial statements and notes thereto, have been adjusted retrospectively, where applicable, to reflect this reverse stock split.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

Segments

Management has determined that the Company has one operating segment. The Company’s chief executive officer, who is the Company’s chief operating decision maker, reviews financial information on a consolidated and aggregate basis, together with certain operating metrics principally to make decisions about how to allocate resources and to measure the Company’s performance.

Fair value of financial instruments

ASC 820, Fair Value Measurements (“ASC 820”) require entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

Level 1:	Quoted prices in active markets for identical or similar assets and liabilities.

Level 2:	Quoted prices for identical or similar assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical or similar assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2015 and June 30, 2016, the carrying value of cash equivalents, accounts receivable, accounts payable and accrued expenses, approximates fair value due to the short-term nature of such instruments. The carry value of long-term debt, excluding related debt discounts, approximates its fair value based on rates available to the Company for debt with similar terms and maturities.

BLACKLINE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and June 30, 2016 by level within the fair value hierarchy. Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement (in thousands):

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market funds	$15,990	$—	$—	$15,990

Total Assets	15,990	$—	$—	$15,990

Liabilities
Common stock warrant liability	$—	$—	$5,500	$5,500
Contingent consideration	—	—	4,867	4,867

Total Liabilities	$—	$—	$10,367	$10,367

	June 30, 2016
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market funds	$12,000	$—	$—	$12,000

Total Assets	$12,000	$—	$—	$12,000

Liabilities
Common stock warrant liability	$—	$—	$5,200	$5,200
Contingent consideration	—	—	5,010	5,010

Total Liabilities	$—	$—	$10,210	$10,210

There were no changes to the valuation techniques used to measure asset and liability fair values on a recurring basis during the six months ended June 30, 2016 from those included in the audited consolidated financial statements presented elsewhere in this prospectus.

The following table summarizes the changes in the common stock warrant liability and contingent consideration liability (in thousands):

	Contingent Consideration	Common Stock Warrant Liability
Fair value as of December 31, 2014	$4,826	$5,080
Change in fair value	26	250

Fair value as of June 30, 2015	$4,852	$5,330

	Contingent Consideration	Common Stock Warrant Liability
Fair value as of December 31, 2015	$4,867	$5,500
Change in fair value	143	(300)

Fair value as of June 30, 2016	$5,010	$5,200

BLACKLINE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Net loss per share

Basic and diluted loss per share is calculated by dividing net loss by the weighted average number of shares of common stock outstanding. As the Company has net losses for the periods presented all potentially dilutive common stock, which are comprised of stock options and warrants, are antidilutive.

As of June 30, 2015 and 2016, the following potentially dilutive shares have been excluded from the calculation of diluted net loss per share attributable to common stockholders because they are anti-dilutive:

	June 30,
	2015	2016
Options to purchase common stock	5,483,576	5,914,161
Common stock warrants	499,999	499,999

Total shares excluded from net loss per share	5,983,575	6,414,160

Comprehensive income or loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive income or loss and its components in the financial statements. For the six months ended June 30, 2015 and 2016, the Company had no other comprehensive income (loss) items and therefore, comprehensive loss equaled net loss. Accordingly, a separate statement of comprehensive loss has not been presented.

Recently issued accounting standards

Under the Jumpstart Our Business Startups Act, or the JOBS Act, the Company meets the definition of an emerging growth company. The Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace all existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. In July 2015, the FASB voted to defer the effective date to January 1, 2018, with early adoption beginning January 1, 2017. In March, April and May 2016, the FASB issued additional amendments to the new revenue guidance relating to reporting revenue on a gross versus net basis, identifying performance obligations and licensing arrangements, and other narrow scope improvements. The Company is evaluating the impact of adopting this guidance on its consolidated financial statements.

In April 2015, the FASB issued new guidance related to the customer’s accounting for fees paid in a cloud computing arrangement, which provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing

BLACKLINE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

arrangement does not include a software license, the customer should account for the arrangement as a service contract. This guidance was effective for annual reporting periods beginning after December 15, 2015. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued new guidance which significantly changes the accounting for leases. The new guidance requires a lessee recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. For income statement purposes, the new guidance retained a dual model, requiring leases to be classified as either operating or financing. Operating leases will result in straight-line expense while finance leases will result in a front-loaded expense pattern similar to existing capital lease guidance. For statement of cash flow purposes, the new guidance also retained the existing dual method, where cash payments for operating leases are reflected in cash flows from operating activities and principal and interest payments for finance leases are reflected in cash flows from financing activities and cash flows from operating activities, respectively. The new guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The new guidance requires the recognition and measurement of leases at the beginning of the earliest period presented using a modified retrospective approach. The use of the modified retrospective approach allows an entity to use a number of practical expedients in the application of this new guidance. The Company is evaluating the impact of adopting this guidance on its consolidated financial statements.

In March 2016, the FASB issued new guidance to simplify various aspects relating to accounting for stock-based compensation and related tax impacts, the classification of excess tax benefits on the statement of cash flows, statutory tax withholding requirements and other stock based compensation classification matters. The guidance is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. All of the amendments in the new guidance must be adopted in the same period. The Company is evaluating the impact of this guidance on its consolidated financial statements. The Company plans to adopt this guidance during the first quarter ended March 31, 2017.

In August 2016, the FASB issued cash flow guidance which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including presentation of cash flows relating to contingent consideration payments, debt prepayment and debt extinguishment costs, among other matters. This guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If adopted in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The adoption of this guidance should be applied using a retrospective transition method to each period presented, unless impracticable to do so. We are evaluating the impact of this guidance on our consolidated statement of cash flows.

BLACKLINE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3—Accrued expenses and other current liabilities

As of December 31, 2015 and June 30, 2016, accrued expenses and other current liabilities comprise the following (in thousands):

	December 31, 2015	June 30, 2016
Accrued salary and employee benefits	$9,716	$7,724
Accrued income and other taxes payable	1,047	1,003
Short-term portion of capital lease	558	558
Accrued commissions to third-party partners	2,305	1,634
Deferred offering costs	419	105
Other accrued expenses	967	1,524

	$15,012	$12,548

Note 4—Term loan, net

In March 2016, the Company amended its credit facility to add an additional $5.0 million term loan (the “2016 Incremental Term Loan”) and provide for a $5.0 million revolving line of credit. The additional $5.0 million borrowing under the 2016 Incremental Term Loan and the revolving line of credit each mature in September 2018. The 2016 Incremental Term Loan bears interest at (i) the greater of LIBOR or 1.5% plus (ii) 8% and can be paid in varying amounts in cash or in kind. The revolving line of credit bears interest at (i) the greater of LIBOR or 0.5% plus (ii) 6%. The Company is also required to pay a commitment fee equal to 0.5% per annum of the unused portion of the revolving line of credit. No amounts were outstanding under the revolving line of credit at June 30, 2016.

The net carrying value of the Company’s borrowings under its term loans as of December 31, 2015 and June 30, 2016 consists of the following (in thousands):

	December 31, 2015	June 30, 2016
Principal amount (including interest paid in kind)	$29,648	$35,736
Unamortized debt issuance costs and debt discount	(627)	(721)
Unamortized common stock warrant liability discount	(754)	(616)

Net carrying value	$28,267	$34,399

The credit facility is collateralized against all of the Company’s assets. In connection with certain events, including a change in control, or if the Company elects to repay the amounts outstanding under the term loans, the Company is required to pay a prepayment penalty.

Note 5—Commitments and contingencies

Operating Leases—The Company has various non-cancelable operating leases for its corporate and international offices. These leases expire at various times through 2023. Certain lease agreements contain renewal options, rent abatement, and escalation clauses and entitle the Company to receive a tenant allowance from the landlord. The Company records tenant allowances as a deferred rent credit, which the Company amortizes on a straight-line basis, as a reduction of rent expense, over the term of the underlying lease.

BLACKLINE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Contingent Consideration—On September 3, 2013, BlackLine Systems, Inc. was acquired by BlackLine, Inc. (the “Acquisition”). In conjunction with the Acquisition, option holders of BlackLine Systems, Inc. were allowed to cancel their stock option rights and receive a cash payment equal to the amount of calculated gain (less applicable expense and other items) had they exercised their stock options and then sold their common shares as part of the Acquisition. As a condition of the Acquisition, the Company is required to pay additional cash consideration to certain equity holders if the Company realizes a tax benefit from the use of net operating losses generated from the stock option exercises concurrent with the Acquisition. The maximum contingent cash consideration to be distributed is $8.0 million. The fair value of the contingent consideration was $4.9 million and $5.0 million as of December 31, 2015 and June 30, 2016, respectively.

Litigation—From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not currently a party to any legal proceedings, nor is it aware of any pending or threatened litigation, that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Indemnification—In the ordinary course of business, the Company may provide indemnification of varying scope and terms to customers, vendors, investors, directors and officers with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future payments we could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable. The Company has never paid a material claim, nor have it been sued in connection with these indemnification arrangements. As of December 31, 2015 and June 30, 2016, the Company has not accrued a liability for these indemnification arrangements because the likelihood of incurring a payment obligation, if any, in connection with these indemnification arrangements is not probable or reasonably estimable.

Note 6—Stock Options

A summary of the Company’s stock option activity and related information for the six months ended June 30, 2016 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2015	5,904,376	$8.62
Granted	236,350	15.00
Exercised	(57,752)	5.58
Forfeited	(168,813)	9.73

Outstanding, June 30, 2016	5,914,161	8.87

Exercisable at June 30, 2016	1,962,854	$7.25
Vested and expected to vest at June 30, 2016	5,359,577	$8.86

BLACKLINE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The table below sets forth information regarding stock options granted subsequent to December 31, 2015:

Grant Date	Number of Shares	Exercise Price at Grant Date	Estimated per Share Fair Value of Common Stock at Grant Date
March 9, 2016	171,500	$15.00	$14.00
May 18, 2016	64,850	$15.00	$14.50
September 2, 2016	96,050	$16.00	$16.00
October 17, 2016	1,394,345	$14.00	$14.00

Stock-based compensation expense for stock option awards for the six months ended June 30, 2015 and 2016 were as follows (in thousands):

	Six Months Ended June 30,
	2015	2016
Cost of revenue	$225	$275
Sales and marketing	1,145	1,333
Research and development	260	334
General and administrative	680	1,232

	$2,310	$3,174

Note 7—Income Taxes

The Company uses an effective tax rate approach for calculating its tax benefit for the six months ended June 30, 2015 and 2016. The effective tax rate for the six months ended June 30, 2016 differs from the U.S. Federal statutory rate of 34% primarily because of state taxes, net of federal benefit, and valuation allowance for U.S. federal and state income taxes. The effective tax rate for six months ended June 30, 2015 differs from the U.S. federal statutory rate of 34% primarily as a result of state taxes, net of federal benefit, foreign taxes and a valuation allowance on State of California net deferred tax assets.

The Company records a valuation allowance against its deferred tax assets to the extent that realization of the deferred tax assets, including consideration of its deferred tax liabilities, is not more likely than not. For the year ending December 31, 2016, for both federal and state income taxes, the Company’s deferred assets are estimated to exceed its deferred tax liabilities and because of the Company’s recent history of operating losses the Company believes that the realization of the deferred tax assets is currently not more likely than not. Accordingly, the Company has recorded a valuation allowance against its federal and state deferred tax assets. Taxes for international operations are not material for the six months ended June 30, 2015 and 2016.

Note 8—Subsequent Events

The Company has evaluated subsequent events through September 8, 2016, which is the date the condensed consolidated financial statements were available to be issued. The Company has also evaluated subsequent events through October 12, 2016, for the effects of the reverse stock split described in Note 2.

BLACKLINE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

On August 31, 2016, the Company completed the acquisition of 100% of the outstanding equity of Runbook Company BV, a Netherlands-based privately-held company that provides financial close automation software solutions to SAP customers. The total purchase price for the acquisition was $34 million, subject to final working capital adjustments, which was paid in cash. The estimated purchased working capital includes approximately $3 million in cash. A portion of the purchase price of $3.1 million was paid into escrow for indemnification obligations relating to potential breach of representations and warranties of the sellers and any amounts remaining in escrow after satisfaction of any resolved claims, will be released from escrow on the one-year anniversary of the acquisition. Given the timing of the completion of the acquisition, the Company is currently in the process of valuing the assets acquired and liabilities assumed in the acquisition. As a result, the Company is unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed and certain pro forma and other disclosures.

The Company financed the purchase price through proceeds from an amendment to the Company’s existing credit facility and cash on hand. The Company borrowed $30.0 million which is repayable on September 25, 2018. The Company is also subject to a prepayment penalty of 2.0% if these proceeds are repaid on or prior to September 25, 2017 and 1.0% if repaid after September 25, 2017 and prior to March 25, 2018. The interest rate, collateral, maturity date, and covenants of the amended credit facility are subject to the same terms and conditions as the Term Loan (See Note 4—Term Loan).

In September 2016, the Company granted stock options to purchase 96,050 shares of common stock at an exercise price of $16.00. The grant date fair value of these awards was approximately $0.7 million, which is expected to be recognized to expense, net of forfeitures, over the vesting period of 4 years.

The Company sold 192,187 shares of common stock to Runbook employees in September 2016 for $3.1 million in the aggregate.

On October 17, 2016, the Company granted stock options to purchase 1,394,345 shares of common stock at an exercise price of $14.00 per share. A portion of those awards will vest based on the achievement of certain performance metrics, and a portion of these awards will vest over a vesting period of 4 years.

8,600,000 Shares

BlackLine, Inc.

Common Stock

Goldman, Sachs & Co.	J.P. Morgan

Pacific Crest Securities	Raymond James	William Blair	Baird
a division of KeyBanc Capital Markets

Through and including November 21, 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.